As filed with the Securities and Exchange Commission on September 22, 2006.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

PRIVATEBANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	36-3681151 (I.R.S. Employer Identification Number)
70 West Madison, Suite 200
Chicago, Illinois 60602
(312) 683-7100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dennis L. Klaeser
Chief Financial Officer
70 West Madison, Suite 900
Chicago, Illinois 60602
(312) 683-7100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas P. Desmond, Esq. Jennifer Durham King, Esq. Vedder, Price, Kaufman & Kammholz, P.C. 222 North LaSalle Street, Suite 2600 Chicago, Illinois 60601 (312) 609-7500	Steven S. Dunlevie, Esq. Elizabeth M. Orazem, Esq. Womble Carlyle Sandridge & Rice, PLLC One Atlantic Center, Suite 3500 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 872-7000
______________________________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective, and after the conditions to the completion of the proposed transaction described in the proxy statement/prospectus have been satisfied or waived.
______________________________

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common stock, without par value	1,200,000 shares	N/A	$(3,068,115)	$0

(1)
Represents the maximum number of shares of common stock of PrivateBancorp, Inc. estimated to be issuable upon completion of the merger described herein in exchange for shares of common stock of Piedmont Bancshares, Inc. that are currently outstanding or underlying outstanding stock options and warrants.

(2)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended and computed pursuant to Rule 457(f)(2) and (f)(3) of the Securities Act. The proposed maximum offering price is equal to (1) the product of (a) $10.84, the per share book value of Piedmont Bancshares, Inc. common stock as of June 30, 2006, and (b) 1,177,822, which is potentially the maximum number of shares of Piedmont Bancshares which may be exchanges for PrivateBancorp common stock in the merger; less (2) the cash portion of the merger consideration to be paid by the registrant in the transaction, which is anticipated to be approximately $15,835,705. Since this is a negative number, no registration fee is required to be paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not offer or sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 22, 2006

[PIEDMONT BANCSHARES, INC. LOGO]	[PRIVATEBANCORP, INC. LOGO]

PROXY STATEMENT OF PIEDMONT BANCSHARES, INC.

PROSPECTUS OF PRIVATEBANCORP, INC.

Merger Proposed - Your Vote Is Very Important

Dear Piedmont Bancshares, Inc. Shareholders:

You are cordially invited to attend a special meeting of shareholders of Piedmont Bancshares, Inc. which will be held on [________________], 2006, at [____] p.m., local time, at [______________________________________].

At the meeting, you will be asked to approve a merger agreement between Piedmont and PrivateBancorp, Inc. (“Private”) that provides for Private’s acquisition of Piedmont through the merger of Piedmont with and into Private. If the merger is completed, you may elect to convert each share of Piedmont common stock you own into either cash, shares of Private’s common stock, or a combination of cash and shares of Private common stock. All elections for cash consideration, stock consideration or the combination of cash and stock consideration are subject to proration as described in this proxy statement/prospectus. Subject to possible proration, if you elect to receive all cash consideration, you will receive $29.68 per share in cash. Subject to possible proration, if you elect to receive the merger consideration in all shares of Private common stock, you will receive between 0.6132 and 0.7495 of a share of Private common stock, depending on the average of the last reported sale price of Private common stock on the Nasdaq Global Select Market for each of the 10 trading days preceding, but not including, the fifth trading day prior to completion of the merger. Assuming that the price of Private common stock on the Nasdaq Global Select Market is between $39.60 and $48.40 per share, the value of the consideration paid in Private common stock that you will receive in the merger for each share of Piedmont common stock will be approximately $29.68 at the time the exchange ratio is calculated. The formula for determining the exchange ratio for each share of Piedmont common stock is set forth in detail in this proxy statement/prospectus. The merger agreement provides that the number of shares of Piedmont common stock that may be converted into the right to receive cash consideration, in the aggregate, may not exceed 40% of the shares of Piedmont’s outstanding common stock, and the number of shares that may be converted into the right to receive stock consideration, in the aggregate, may not exceed 60% of the shares of Piedmont’s outstanding common stock.

The exchange ratio will not be determined until after the date of the special meeting. Therefore, at the time of the special meeting, you will not know the precise value of the stock merger consideration you may receive on the date the merger is completed. We estimate that Private may issue up to 800,000 shares of Private common stock to Piedmont shareholders as contemplated by the merger agreement.

Private’s common stock is traded on the Nasdaq Global Select Market under the symbol “PVTB.” The closing price of Private’s common stock on September 21, 2006, was $45.00.

Also, at the special meeting, holders of both Piedmont’s common stock and Series A Convertible Preferred Stock on the record date, each voting as a separate class, will be asked to vote to approve an amendment to Piedmont’s Articles of Incorporation. The amendment proposes to change the terms of the Series A Preferred Stock so that in the event of a consolidation or merger of Piedmont with or into another entity or a sale of substantially all of Piedmont’s assets, each share of Series A Preferred Stock will automatically convert into one share of Piedmont common stock.

The merger cannot be completed unless the holders of at least a majority of the issued and outstanding shares of Piedmont common stock vote in favor of the merger agreement and in favor of the amendment to Piedmont’s Articles of Incorporation, and a majority of the issued and outstanding shares of the Series A Preferred Stock also vote in favor of the charter amendment. All of the directors and certain executive officers of Piedmont have agreed to vote all of their shares of common stock in favor of the merger agreement, and all of their shares of common and Series A Preferred Stock in favor of the charter amendment, at the special meeting. Together they own approximately 32.6% of Piedmont’s outstanding shares of common stock and 50.3% of Piedmont’s outstanding shares of Series A Preferred Stock. You are encouraged to mail your proxy or vote at the special meeting. Your board of directors has unanimously approved the merger agreement and the amendment to Piedmont’s Articles of Incorporation and recommends that you approve both.

Additional information regarding the transaction, the merger agreement, the amendment to Piedmont’s Articles of Incorporation, Piedmont and Private is set forth in the attached proxy statement/prospectus. This document also serves as the prospectus for up to 800,000 shares of Private common stock that may be issued by Private in connection with the merger. We urge you to read this entire document carefully, including “Risk Factors” beginning on page [___].

Sincerely,

Brian D. Schmitt
President and Chief Executive Officer
Piedmont Bancshares, Inc.

Neither the Securities and Exchange Commission nor any state securities regulatory body has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

This proxy statement/prospectus is dated [___________], 2006, and is first being mailed to Piedmont shareholders on or about [____________], 2006.

AVAILABLE INFORMATION

As permitted by the rules of the Securities and Exchange Commission, this proxy statement/prospectus incorporates certain important business and financial information about Private from other documents that are not included in or delivered with this proxy statement/prospectus. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

PrivateBancorp, Inc.
70 West Madison, Suite 900
Chicago, Illinois 60602
Attention: Dennis L. Klaeser
Chief Financial Officer
(312) 683-7100

In order to ensure timely delivery of these documents, you should make your request by [__________], 2006 to receive them before the special meeting.

You can also obtain documents incorporated by reference in this proxy statement/prospectus through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page [___].

PIEDMONT BANCSHARES, INC.
3423 Piedmont Road, Suite 300
Atlanta, Georgia 30305
___________________________________
Notice of Special Meeting of Shareholders
to be held
[__________], 2006

___________________________________

Date:	[__________], 2006

Time:	[____] p.m.

Place:	[_______________________]

To Piedmont Bancshares, Inc. Shareholders:

We are pleased to notify you of and invite you to a special meeting of shareholders. At the meeting you will be asked to vote on the following matters:

•
To approve the Agreement and Plan of Merger, dated as of August 2, 2006, that provides for PrivateBancorp, Inc. (“Private”) to acquire Piedmont Bancshares, Inc. (“Piedmont”), through the merger of Piedmont with and into Private, as described in the attached proxy statement/prospectus.

•
To approve an amendment to Piedmont’s Articles of Incorporation amending the terms of Piedmont’s Series A Convertible Preferred Stock to provide that each share of preferred stock is automatically converted into one share of Piedmont common stock in certain circumstances.

•	To transact any other business that properly comes before the special meeting, or any adjournments or postponements of the special meeting.

Holders of record of Piedmont common stock at the close of business on [__________], 2006 may vote on each matter presented at the special meeting and any adjournment or postponements thereof. Holders of record of Piedmont’s Series A Convertible Preferred Stock at the close of business on [______________], 2006 are entitled to vote on the proposed amendment to Piedmont’s Articles of Incorporation. Approval of the merger agreement requires the affirmative vote at the special meeting of at least a majority of the issued and outstanding shares of Piedmont common stock entitled to vote. Approval of the amendment to Piedmont’s Articles of Incorporation requires the affirmative vote of at least a majority of the issued and outstanding shares of (1) Piedmont common stock and (2) Series A Convertible Preferred Stock entitled to vote at the meeting.

The Board of Directors of Piedmont unanimously recommends that you vote “FOR” approval of the merger agreement and “FOR” approval of the amendment to Piedmont’s Articles of Incorporation.

Piedmont shareholders may dissent from the merger and, upon complying with the requirements of Georgia law, receive cash equal to the fair value of their shares instead of the merger consideration. See “Special Meeting of Piedmont Shareholders—Dissenters’ rights” in the accompanying proxy statement/prospectus for additional information.

Your vote is important. To ensure that your shares are voted at the special meeting, please promptly complete, sign and return the proxy form in the enclosed envelope whether or not you plan to attend the meeting in person. Shareholders who attend the special meeting may revoke their proxies and vote in person, if they so desire. To make a timely election of merger consideration, please complete, sign and return the election form in the enclosed envelope. To be considered timely, election forms must be received by 5:00 p.m., Eastern time, on [________], the business day prior to the special meeting date.

Atlanta, Georgia
[__________], 2006

By Order of the Board of Directors

Brian D. Schmitt
President and Chief Executive Officer

Page

QUESTIONS AND ANSWERS ABOUT THE MERGER	1
SUMMARY	6
Information about Private and Piedmont	6
The merger and the merger agreement	6
What Piedmont shareholders will receive	7
Merger consideration election	8
Piedmont Options and Warrants	8
Reasons for the merger	8
Board recommendation to Piedmont’s shareholders	9
Fairness opinion of Piedmont’s Financial Advisor	9
Piedmont special meeting	9
Record date for the special meeting; revocability of proxies	9
Vote required	10
Series A Convertible Preferred Stock	10
Regulatory approvals	10
Private shares will be eligible for trading on Nasdaq	10
Conditions to the merger	10
Termination	11
Termination fee	11
Interests of officers and directors of Piedmont in the merger that may be different from, or in addition to, yours	11
Voting agreement	12
Accounting treatment of the merger	12
Certain differences in shareholder rights	12
Piedmont shareholders will have dissenters’ rights in connection with the merger	12
Certain federal income tax consequences of the merger	12
Per Share Market Price and Dividend Information	13
Comparative Historical Pro Forma Per Share Data	14
Selected Financial Data of Private	15
RISK FACTORS	18
CAUTION ABOUT FORWARD-LOOKING STATEMENTS	22
SPECIAL MEETING OF PIEDMONT SHAREHOLDERS	24
Date, time and place of the special meeting	24
Purpose of the special meeting	24
Record date and voting rights for the special meeting	24
Quorum and required vote	24
Shares held by Piedmont’s officers and directors; voting agreements	24
Voting and revocability of proxies	24
Proxy solicitation	25
Dissenters’ rights	25
DESCRIPTION OF THE MERGER	27
General	27
The Companies	27
Background of the Merger	28
Piedmont’s reasons for the merger and recommendation of the board of directors	30

i

(continued)

Page

Piedmont’s reasons for the merger	31
Private’s reasons for the merger	32
Fairness Opinion of Piedmont’s Financial Advisor	33
Accounting treatment	39
Certain federal income tax consequences of the merger	39
Regulatory approvals	41
Interests of certain persons in the merger	41
Voting agreement	43
Restrictions on resale of Private common stock	44
DESCRIPTION OF THE MERGER AGREEMENT	44
Time of completion	44
Consideration to be received in the merger	44
Series A Convertible Preferred Stock	47
Merger consideration election	47
Exchange of certificates	47
Conduct of business pending the merger and certain covenants	47
Representations and warranties	49
Conditions to completion of the merger	51
Termination	52
Termination fee	54
Management of Private and Piedmont Bank after the merger	54
Employee benefit matters	54
Expenses	54
Nasdaq stock listing	54
Amendment	54
AMENDMENT OF PIEDMONT’S ARTICLES OF INCORPORATION	54
COMPARISON OF SHAREHOLDER RIGHTS	55
Authorized capital stock	55
Payment of dividends	56
Advance notice requirements for presentation of business and nominations of directors at annual meetings of shareholders	56
Quorum	56
Election, classification and size of board of directors	56
Removal of directors	57
Filling vacancies on the board of directors	57
Amendment of charter and by-laws	57
Mergers, acquisitions and other transactions	58
Business combinations with interested stockholders	58
Limitations on directors’ liability; indemnification	59
Action by stockholders without a meeting	59
Special meetings of shareholders	60
Preemptive rights	60
Rights of dissenting shareholders	60
Certain anti-takeover effects of Private’s articles and by-laws and Delaware law	60
DESCRIPTION OF PRIVATE CAPITAL STOCK	61
Common Stock	61

ii

(continued)

Page

Preferred Stock	62
LEGAL MATTERS	62
EXPERTS	62
SHAREHOLDER PROPOSALS	63
WHERE YOU CAN FIND MORE INFORMATION	63
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	64
ANNEX A: AGREEMENT AND PLAN OF MERGER	A-1
ANNEX B: GEORGIA DISSENTERS’ RIGHTS LAW	B-1
ANNEX C: FORM OF VOTING AGREEMENT	C-1
ANNEX D: FAIRNESS OPINION OF PIEDMONT’S FINANCIAL ADVISOR	D-1
ANNEX E: FORM OF ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF PIEDMONT BANCSHARES, INC.	E-1

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What am I being asked to vote on? What is the proposed transaction?

A:
You are being asked to vote on the approval of a merger agreement that provides for Private’s acquisition of Piedmont through the merger of Piedmont with and into Private. As a result of the merger, you may become a stockholder of Private.

You are also being asked to vote on the approval of an amendment to Piedmont’s Articles of Incorporation. The amendment proposes to correct an error in the designation of the terms of the Series A Convertible Preferred Stock when originally issued. Currently, the certificate of designation of the Series A Preferred Stock provides that in the event of a consolidation or merger of Piedmont with or into another entity or a sale of substantially all of its assets, each share of Series A Preferred Stock automatically converts into 1.15 shares of Piedmont common stock. The amendment proposes to change the conversion ratio so that, in such event, one share of Series A Preferred Stock will convert into one share of Piedmont common stock. See “Amendment of Piedmont’s Articles of Incorporation.”

Q:	What will I be entitled to receive in the merger?

A:
If the merger is completed, the shares of Piedmont common stock that you own immediately before the completion of the merger will be converted into the right to receive cash, shares of Private common stock, or a combination of cash and shares of Private common stock (subject to possible proration as described below). For each of your shares of Piedmont common stock, you will receive the “per share merger consideration” to be calculated as set forth in the merger agreement. All elections for cash consideration, stock consideration or the combination of cash and stock consideration are subject to proration as described in this proxy statement/prospectus. For example, if you elect to receive all cash consideration, depending on the elections made by other Piedmont shareholders, it is possible that you will receive a portion of the merger consideration in cash and a portion in stock. The same might be true if you elect to receive all stock consideration. For a description of the possible proration of elections, see “Description of the merger agreement - Consideration to be received in the merger - Proration of merger consideration.”

You may elect to receive the “per share merger consideration” in cash, shares of Private’s common stock, or a combination of cash and shares of Private common stock. Subject to possible proration, if you elect to receive all cash consideration, you will receive $29.68 per share in cash. Subject to possible proration, if you elect to receive the merger consideration in all shares of Private common stock, you will receive between 0.6132 and 0.7495 of a share of Private common stock for each share of Piedmont common stock, depending on the average of the last reported sale price of Private common stock on the Nasdaq Global Select Market for each of the 10 trading days preceding, but not including, the fifth trading day prior to completion of the merger. The merger agreement provides that the number of shares of Piedmont common stock that may be converted into the right to receive cash consideration, in the aggregate, may not exceed 40% of the shares of Piedmont’s outstanding common stock, and the number of shares that may be converted into the right to receive stock consideration, in the aggregate, may not exceed 60% of the shares of Piedmont’s outstanding common stock.

In this proxy statement/prospectus, we refer to the fraction of a share of Private common stock to be issued for each share of Piedmont common stock subject to the stock election or the combination election as the “exchange ratio” and we refer to the average of the last reported sale price of Private common stock on the Nasdaq Global Select Market for each of the 10 trading days preceding, but not including, the fifth trading day prior to completion of the merger (which we refer to as the “reference period”) as the “reference price.” The merger agreement provides that:

•         The exchange ratio will adjust upward or downward to ensure that the fraction of a share of Private common stock you receive for each share of Piedmont common stock that you own will be equal to $29.68 divided by the reference price so long as the reference price is between $39.60 and $48.40. However, the market value of the fraction of a share of Private common stock that you receive in the merger may be greater or less than $29.68, as the trading price of Private common stock on the date the merger is completed may be greater or less than the reference price used to determine the exchange ratio.

•          If the reference price is less than $39.60, the exchange ratio will no longer adjust upward, and you will receive 0.7495 of a share of Private common stock for each share of Piedmont common stock that you own. This means that the value of the fraction of a share of Private common stock you will receive will be below $29.68 per share to the extent the market price of Private common stock is below $39.60 when the merger is completed.

•          If the reference price is greater than $48.40, the exchange ratio will no longer adjust downward, and you will receive 0.6132 of a share of Private common stock for each share of Piedmont common stock that you own. This means that the value of the fraction of a share of Private common stock you will receive will be above $29.68 per share to the extent the market price of Private common stock is above $48.40 when the merger is completed.

Also, subject to certain conditions, Piedmont may terminate the merger agreement if (1) the reference price of Private’s common stock is less than $37.40 and (2) the percentage decline in value of Private common stock determined by dividing the reference price by $44.00, which is the initial Private common stock market value as stated in the merger agreement, is more than 15% greater than the percentage decline in value of the Nasdaq Bank Index as measured from August 1, 2006 to the sixth day prior to the closing date, unless Private elects to pay additional merger consideration, in the form of Private common stock, cash or a combination of both, pursuant to the formula set forth in the merger agreement.

Q:	What will Piedmont option and warrant holders be entitled to receive in the merger?

A:
If the merger is completed, each outstanding and unexercised option and warrant to purchase Piedmont common stock will terminate, and the holder will receive shares of Private common stock with a value, based on the reference price, equal to $29.68 minus the exercise price per share of the option or warrant multiplied by the number of shares covered by such option or warrant, minus the number of shares of Private common stock needed to satisfy any applicable withholding taxes.

Q:	How do I make an election for the merger consideration?

A:
You have been provided with an election form to select whether you choose to receive merger consideration of cash, shares of Private common stock or a combination of cash and shares of Private common stock. The election form is separate from the proxy form and should be returned to [_______________] in the enclosed prepaid return envelope. Depending on the results of all shareholders’ elections, the amount of stock or cash you receive may be prorated under certain circumstances. The completed election form must be received by Private’s exchange agent, [_______________], on or before [__________], the business day prior to the special meeting day.

Q:	What if I fail to make an election specifying how I desire to receive the merger consideration?

A:
If you do not submit a properly completed election form before 5:00 p.m., Eastern time, on [__________], your shares will be deemed “non-election shares” and the merger consideration you receive will be subject to the proration procedures set forth in the merger agreement.

Q:	Will I get the form of consideration that I specify on my merger consideration election form?

A:
There can be no assurances that you will receive the merger consideration in exactly the form you specify on your election form. The merger agreement provides that all elections for cash consideration, stock consideration or the combination of cash and stock consideration are subject to proration so that the actual number of shares of Piedmont common stock that may be converted into the right to receive cash consideration (including any shares subject to the cash portion of a combination election), in the aggregate, may not exceed 40% of the shares of Piedmont’s outstanding common stock and the number of shares that may be converted into the right to receive stock consideration (including any shares subject to the stock portions of a combination election), in the aggregate, may not exceed 60% of the shares of Piedmont’s outstanding common stock. As a result, if you elect to receive all cash consideration, depending on the elections made by other Piedmont shareholders, it is possible that you will receive a portion of the merger consideration in cash and a portion in stock. The same might be true if you elect to receive all stock consideration. For a description of the possible proration of elections, see “Description of the merger agreement - Consideration to be received in the merger - Proration of merger consideration.”

Q:	Why do Piedmont and Private want to merge?

A:
Piedmont believes that the proposed merger will provide Piedmont shareholders with substantial benefits, and Private believes that the merger will further its strategic growth plans. As a larger company, Private can provide the capital and resources that Piedmont Bank needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “Description of the merger—Private’s reasons for the merger” on page ___ and “Description of the merger—Piedmont’s reasons for the merger and recommendation of the board of directors” on page ___.

Q:	What does the Piedmont board of directors recommend?

A:
Piedmont’s board of directors unanimously recommends that you vote “FOR” approval of the merger agreement and “FOR” approval of the amendment to Piedmont’s Articles of Incorporation. Piedmont’s board of directors has determined that the merger agreement and the merger are in the best interests of Piedmont and its shareholders. To review the background and reasons for the merger in greater detail, see pages ___ to ___.

Q:	What vote is required to approve the merger agreement?

A:
Holders of at least a majority of the issued and outstanding shares of Piedmont common stock entitled to vote must vote in favor of the merger. Abstentions and broker non-votes have the effect of votes against approval of the merger agreement. All of Piedmont’s directors and certain executive officers have agreed to vote their shares in favor of the merger at the special meeting. These shareholders owned approximately [___]% of Piedmont’s outstanding common stock on the record date. Private’s stockholders will not be voting on the merger agreement. See “Description of the merger—Interests of certain persons in the merger” on page ___ and “Description of the merger—Voting agreement” on page ___.

Q:	What vote is required to approve the amendment to Piedmont’s Articles of Incorporation?

A:
Holders of at least a majority of the issued and outstanding shares of Piedmont common stock and Series A Convertible Preferred Stock, each voting as a separate class, must vote in favor of the amendment to Piedmont’s Articles of Incorporation. Abstentions have the effect of votes against approval of the amendment to Piedmont’s Articles of Incorporation. All of Piedmont’s directors and certain executive officers have agreed to vote their shares in favor of the amendment to the Articles of Incorporation at the special meeting. These shareholders owned approximately [___]% of Piedmont’s outstanding Series A Preferred Stock on the record date. See “Description of the merger—Interests of certain persons in the merger” on page ___ and “Description of the merger—Voting agreement” on page ___.

Q:	Why is my vote important?

A:
Piedmont’s common shareholders are being asked to approve the merger agreement and thereby approve the proposed merger. Piedmont’s common and Series A preferred shareholders are also being asked to approve the amendment to Piedmont’s Articles of Incorporation. The merger cannot be completed unless both the merger agreement and the amendment to Piedmont’s Articles of Incorporation are approved by Piedmont’s shareholders. If you do not submit your proxy by mail or vote in person at the special meeting, it will be more difficult for Piedmont to obtain the necessary quorum to hold the special meeting. In addition, your failure to submit your proxy or attend the special meeting will have the same effect as a vote against the merger agreement and against the amendment to Piedmont’s Articles of Incorporation and make it more difficult to obtain approval of both proposals.

Q:	What do I need to do now? How do I vote?

A:
After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy form in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the meeting. If you do not return a properly executed proxy form and do not vote at the special meeting, this will have the same effect as a vote against the approval of the merger agreement, and against the amendment to Piedmont’s Articles of Incorporation.

Q:	How will my proxy be voted?

A:
If you sign, date and mail your proxy form, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted FOR approval of the merger agreement and FOR the amendment to Piedmont’s Articles of Incorporation.

Q:	Can I revoke my proxy and change my vote?

A:
You may change your vote or revoke your proxy prior to the special meeting by filing with the secretary of Piedmont a duly executed revocation of proxy, submitting a new proxy form with a later date or voting in person at the special meeting.

Q:	What if I oppose the merger? Do I have dissenters’ rights?

A:
Piedmont shareholders who do not vote in favor of the merger agreement and otherwise comply with all of the procedures of Article 13 of the Georgia Business Corporation Code, or the GBCC, will be entitled to receive payment in cash of the fair value of their shares of Piedmont common stock as ultimately determined under the statutory process. A copy of the relevant sections of the GBCC are attached as Annex B to this document. This value could be more or less than the merger consideration

Q:	What are the tax consequences of the merger to me?

In general, the conversion of your shares of Piedmont common stock into Private common stock in the merger will be tax-free for United States federal income tax purposes. However, if you receive a combination of cash and Private common stock in exchange for your shares of Piedmont common stock, you will recognize gain, but not loss, in an amount limited to the amount of cash you receive in the merger. Additionally, you will recognize gain or loss on any cash that you receive instead of fractional shares of Private’s common stock. If you exchange your shares of Piedmont common stock solely for cash, you will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in your Piedmont shares. You should consult with your tax adviser for the specific federal, state, local and foreign tax consequences of the merger to you. See “Description of the merger—Certain federal income tax consequences of the merger” on page ___.

Q:	Should I send in my stock certificates now?

A:
Yes. You should complete the letter of transmittal included with the election form you received with this proxy statement/prospectus to exchange your Piedmont stock certificates for the merger consideration. Please send the election form, the letter of transmittal and your stock certificates to [_______________], Private’s exchange agent, in the envelope that was provided.

Q:	When is the merger expected to be completed?

A:
We will try to complete the merger as soon as reasonably possible. Before that happens, the merger agreement must be approved by Piedmont’s common shareholders, the amendment to Piedmont’s Articles of Incorporation must be approved by Piedmont’s common and preferred shareholders, and we must obtain the necessary regulatory approvals for the merger. Assuming shareholders vote at least a majority of Piedmont’s issued and outstanding shares of common stock in favor of the merger agreement and the amendment to the Articles of Incorporation, and at least a majority of Piedmont’s Series A preferred shareholders vote in favor of the amendment to the Articles of Incorporation, and we obtain the other necessary approvals, we expect to complete the merger late in the fourth quarter of 2006 or early in the first quarter of 2007.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:	Yes. The transaction must receive the required regulatory approvals, and there are other closing conditions that must be satisfied.

Q:	Are there risks I should consider in deciding to vote to approve the merger agreement?

A:	Yes, in evaluating the merger agreement, you should read this proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page __.

Q:	Who can answer my other questions?

A:
If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact either Brian D. Schmitt, Piedmont’s President and CEO, at (404) 926-2400, or [_______________], at [____________].

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, you should read this entire document carefully, including the annexes and the documents referred to in this proxy statement/prospectus. A list of the documents incorporated by reference appears on page __.

Information about Private and Piedmont  (See page __)

PrivateBancorp, Inc.
70 West Madison, Suite 200
Chicago, Illinois 60602
(312) 683-7100

PrivateBancorp, Inc., a Delaware corporation, is a bank holding company headquartered in Chicago, Illinois. Private was organized in 1989 to provide distinctive, highly personalized premium financial services primarily to privately held businesses, affluent individuals, wealthy families, professionals, entrepreneurs and real estate investors for their personal and professional interests. Private uses a European tradition of “private banking” as a model to develop lifetime relationships with its clients. Utilizing a team of highly qualified managing directors, Private tailors products and services to meet its client’s personal and commercial banking and wealth management needs. Private currently has 14 banking offices located in the Chicago, Detroit, Milwaukee, and St. Louis metropolitan areas, a mortgage company and an 80% interest in Lodestar Investment Counsel, LLC, an asset manager. As of June 30, 2006, Private had consolidated total assets of $3.7 billion, deposits of $3.1 billion and stockholders’ equity of $253.8 million. Private’s common stock trades on the Nasdaq Global Select Market under the symbol “PVTB.”

Piedmont Bancshares, Inc.
3423 Piedmont Road, Suite 300
Atlanta, Georgia 30305
(404) 926-2400

Piedmont Bancshares, Inc., a Georgia corporation, is a bank holding company headquartered in Atlanta, Georgia. Its primary business is operating its bank subsidiary, Piedmont Bank of Georgia (“Piedmont Bank”), a Georgia state bank established in 2001. Piedmont Bank is headquartered in the affluent Buckhead community in Atlanta, Georgia and it recently opened a second office in Norcross, Georgia. Piedmont Bank was founded with the mission to be the best business bank in the markets it serves, providing banking services targeted to small and mid-sized businesses and their owners. Piedmont seeks to build long-term relationships with its clients by providing services and products important to its clients’ success, thinking proactively about how to help its clients, and adapting its product and service offerings to meet its clients’ changing needs. As of June 30, 2006, Piedmont had consolidated total assets of approximately $217.0 million, deposits of $177.0 million and shareholders’ equity of $14.7 million. Piedmont is not a public company and, accordingly, there is no established trading market for Piedmont’s common stock.

The merger and the merger agreement  (See page __)

Private’s acquisition of Piedmont is governed by a merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, Piedmont will be merged with and into Private and will cease to exist. After the consummation of the merger, Piedmont Bank will become a wholly owned subsidiary of Private. The merger agreement is included as Annex A to this proxy statement/prospectus and is incorporated by reference herein. We encourage you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

What Piedmont shareholders will receive (See page ___)

If the merger is completed, the shares of Piedmont common stock that you own immediately before the completion of the merger will be converted into the right to receive either cash, shares of Private common stock, or a combination of cash and shares of Private common stock. For each of your shares of Piedmont common stock, you will receive the “per share merger consideration” to be calculated as set forth in the merger agreement. All elections for cash consideration, stock consideration or the combination of cash and stock consideration are subject to proration as described in this proxy statement/prospectus. For example, if you elect to receive all cash consideration, depending on the elections made by other Piedmont shareholders, it is possible that you will receive a portion of the merger consideration in cash and a portion in stock. The same might be true if you elect to receive all stock consideration. For a description of the possible proration of elections, see “Description of the merger agreement—Consideration to be received in the merger—Proration of merger consideration.”

You may elect to receive the “per share merger consideration” in cash, shares of Private’s common stock, or a combination of cash and shares of Private common. Subject to possible proration, if you elect to receive all cash consideration, you will receive $29.68 per share in cash. Subject to possible proration, if you elect to receive the merger consideration in all shares of Private common stock, you will receive between 0.6132 and 0.7495 of a share of Private common stock for each share of Piedmont common stock, depending on the average of the last reported sale price of Private common stock on the Nasdaq Global Select Market for each of the 10 trading days preceding, but not including, the fifth trading day prior to completion of the merger. The merger agreement provides that the number of shares of Piedmont common stock that may be converted into the right to receive cash consideration (including any shares subject to the cash portion of a combination election), in the aggregate, may not exceed 40% of the shares of Piedmont’s outstanding common stock, and the number of shares that may be converted into the right to receive stock consideration, in the aggregate, may not exceed 60% of the shares of Piedmont’s outstanding common stock.

In this proxy statement/prospectus, we refer to the fraction of a share of Private common stock to be issued for each share of Piedmont common stock subject to the stock election or the combination election as the “exchange ratio” and we refer to the average of the last reported sale price of Private common stock on the Nasdaq Global Select Market for each of the 10 trading days preceding, but not including, the fifth trading day prior to completion of the merger (which we refer to as the “reference period”) as the “reference price.” The merger agreement provides that:

•         The exchange ratio will adjust upward or downward to ensure that the fraction of a share of Private common stock you receive for each share of Piedmont common stock that you own will be equal to $29.68 divided by the reference price so long as the reference price is between $39.60 and $48.40. However, the market value of the fraction of a share of Private common stock that you receive in the merger may be greater or less than $29.68, as the trading price of Private common stock on the date the merger is completed may be greater or less than the reference price used to determine the exchange ratio.

•          If the reference price is less than $39.60, the exchange ratio will no longer adjust upward, and you will receive 0.7495 of a share of Private common stock for each share of Piedmont common stock that you own. This means that the value of the fraction of a share of Private common stock you will receive will be below $29.68 per share to the extent the market price of Private common stock is below $39.60 when the merger is completed.

•          If the reference price is greater than $48.40, the exchange ratio will no longer adjust downward, and you will receive 0.6132 of a share of Private common stock for each share of Piedmont common stock that you own. This means that the value of the fraction of a share of Private common stock you will receive will be above $29.68 per share to the extent the market price of Private common stock is above $48.40 when the merger is completed.

Also, subject to certain conditions, Piedmont may terminate the merger agreement if (1) the reference price of Private’s common stock is less than $37.40 and (2) the percentage decline in value of Private common stock determined by dividing the reference price by $44.00, which is the initial Private common stock market value as stated in the merger agreement, is more than 15% greater than the percentage decline in value of the Nasdaq Bank

Index as measured from August 1, 2006 to the sixth day prior to the closing date, unless Private elects to pay additional merger consideration, in the form of Private common stock, cash or a combination of both, pursuant to the formula set forth in the merger agreement.

Piedmont shareholders will not receive fractional shares of Private common stock. Instead, they will receive a cash payment for any fractional shares determined by multiplying the fractional share by the reference price.

 Merger consideration election (See page ___)

    With this proxy statement/prospectus, you have been provided with an election form in order to select whether you will receive merger consideration of cash, Private common stock or a combination of cash and shares of Private common stock (subject to possible proration as described below). The completed election form must be received by Private’s exchange agent, [_______________], by 5:00 p.m., Eastern time, on [____________]. Once made, elections are irrevocable. If your election form is not received by this deadline, your shares of Piedmont common stock will be deemed to be non-election shares, and, upon completion of an election form and surrender of your Piedmont stock certificate(s), you will receive shares of Private common stock, cash or a combination of both, in accordance with the terms of the merger agreement. Despite your election to receive cash and/or shares of Private common stock, the merger agreement provides that the number of shares that may be converted into the right to receive cash consideration, in the aggregate, may not exceed 40% of the shares of Piedmont’s outstanding common stock, and the number of shares that may be converted into the right to receive Private common stock (including any shares subject to the stock portion of a combination election), in the aggregate, may not exceed 60% of the shares of Piedmont’s outstanding common stock. If Piedmont’s shareholders elect to receive, in the aggregate, more than the maximum number of shares that may be converted into cash consideration or stock consideration under the merger agreement, [_______________] will prorate these elections so that the maximum amount of each type of consideration is not exceeded. However, taking into account the actual results of the election process, Private may direct, at any time prior to the consummation of the merger, that the proration and redesignation procedures be waived, in whole or in part, so long as such actions do not adversely affect the tax-free reorganization treatment of the merger.

Piedmont Options and Warrants  (see page ___)

If the merger is completed, each outstanding and unexercised option and warrant to purchase Piedmont common stock will automatically terminate, and the holder will receive shares of Private common stock with a value, based on the reference price, equal to $29.68 minus the exercise price per share of the option or warrant multiplied by the number of shares covered by such option or warrant, minus the number of shares of Private common stock needed to satisfy any applicable withholding taxes.

Reasons for the merger (See page __)

Piedmont’s board of directors believes that the merger is in the best interests of Piedmont and its shareholders, has unanimously approved the merger agreement and unanimously recommends that its shareholders vote “FOR” the approval of the merger agreement.

In its deliberations and in making its determination, Piedmont’s board of directors considered numerous factors, including the following:

•	information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of Piedmont and Private, both individually and as a combined company;

•
the perceived risks and uncertainties attendant to Piedmont’s execution of its strategic growth plans as an independent banking organization, including the need to access additional capital and enhance its product and service offerings to support future growth;

•
the belief that the market value of Private’s common stock prior to the execution of the merger agreement was very attractive and offered favorable prospects for future appreciation as a result of the proposed merger and other strategic initiatives being implemented by Private;

•
the strategic vision of the management of Private to seek profitable future expansion in and around the Chicago metropolitan area, as well as other similar select markets throughout the country, including the Midwest and the Sunbelt, leading to continued growth in overall stockholder value;

•
the fact that Private is publicly held and the merger would provide access to a public trading market for Piedmont shareholders whose investments currently are in a privately held company, as well as enhanced access to capital markets to finance the combined company’s capital requirements; and

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities.

Private’s board of directors concluded that the merger is in the best interests of Private and its stockholders. In deciding to approve the merger, Private’s board of directors considered a number of factors, including:

•	management’s view that the acquisition of Piedmont provides an attractive opportunity to expand into the desirable Buckhead neighborhood and surrounding communities in Atlanta, Georgia;

•	Piedmont’s business banking focus, its commitment to superior customer service and its compatibility with Private and its subsidiaries;

•	the experience and motivation of Piedmont’s management team and the depth of its existing and potential client base;

•
a review of the demographic, economic and financial characteristics of the markets in which Piedmont operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•
management’s review of Piedmont’s business, operations, earnings and financial condition, including its management, capital levels and asset quality, since Piedmont Bank’s de novo formation in 2001; and

•	the likelihood of regulators approving the merger without undue conditions or delay.

Board recommendation to Piedmont’s shareholders (See page ___)

Piedmont’s board of directors believes that the merger of Piedmont with Private is in the best interests of Piedmont and its shareholders. Piedmont’s board of directors unanimously recommends that you vote “FOR” the merger.

Fairness opinion of Piedmont’s Financial Advisor (See page __)

In deciding to approve the merger, Piedmont’s board of directors considered, among other things, the opinion of FIG Partners LLC that the merger consideration is fair, from a financial point of view, to the holders of Piedmont common stock. You should read the full text of the fairness opinion, which is attached to this proxy statement/prospectus as Annex D, to understand the assumptions made, limits of the reviews undertaken and other matters considered by FIG Partners in rendering its opinion.

Piedmont special meeting (See page ___)

The special meeting of shareholders will be held at [_____________________] on [___________] at [____] p.m., local time. Piedmont’s board of directors is soliciting proxies for use at the special meeting. At the special meeting, Piedmont shareholders will be asked to vote on the proposal to approve the merger agreement and the proposal to approve the amendment to Piedmont’s Articles of Incorporation.

Record date for the special meeting; revocability of proxies (See page ___)

You may vote at the special meeting if you own shares of Piedmont common stock of record at the close of business on [_______], 2006. You are also entitled to vote on the proposal to amend Piedmont’s Articles of Incorporation if you own shares of Piedmont’s Series A Convertible Preferred Stock on the record date. You will have one vote for each share of Piedmont common stock and each share of preferred stock you owned on that date. You may revoke your proxy at any time before the vote at the special meeting.

Vote required (See page ___)

To approve the merger agreement, at least a majority of the voting power of the issued and outstanding shares of Piedmont common stock must be voted in favor of the merger agreement at the special meeting. To approve the amendment to Piedmont’s Articles of Incorporation, at least a majority of the issued and outstanding shares of each of Piedmont’s common stock and Series A Preferred Stock, each voting as a separate class, must be voted in favor of the amendment. The merger cannot be consummated unless the charter amendment is approved. To satisfy the quorum requirements set forth in Piedmont’s by-laws, shareholders holding at least a majority of the voting power of the issued and outstanding shares of Piedmont common stock entitled to vote at the special meeting must be present in person or by proxy at the special meeting. Shareholders may vote their shares in person at the special meeting or by signing and returning the enclosed proxy form.

All of Piedmont’s directors and certain executive officers have committed to vote their shares of common and Series A Preferred Stock in favor of the merger and in favor of the amendment to Piedmont’s Articles of Incorporation. At the record date, these shareholders owned [_________] shares of common stock, constituting approximately [___]% of the shares entitled to vote at the meeting, and [________] shares of Series A Preferred Stock, constituting approximately [____]% of the total outstanding preferred shares. See “Description of the merger—Voting agreement” on page ___.

Series A Convertible Preferred Stock (See page ___)

The merger agreement provides that prior to the effective time of the merger, each outstanding share of Piedmont’s outstanding Series A Convertible Preferred Stock will be converted into shares of Piedmont’s common stock, subject to the mandatory conversion provisions of the securities. Following the conversion, former holders of the Series A Convertible Preferred Stock will be entitled to receive the merger consideration discussed above. Because the shares of Series A Preferred Stock will not be converted into shares of Piedmont common stock until after the record date for the special meeting, those shares will not be eligible to vote for approval of the merger agreement.

Regulatory approvals (See page ___)

The merger cannot be completed until Private receives the necessary regulatory approval of each of the Board of Governors of the Federal Reserve System, or the “Federal Reserve”, and the Georgia Department of Banking and Finance, or the “GDBF”. Private submitted a notice seeking such approval to the Federal Reserve Bank of Chicago and the GDBF on September 1, 2006.

Private shares will be eligible for trading on Nasdaq (See page ___)

The shares of Private common stock to be issued in the merger can be traded on the Nasdaq Global Select Market.

Conditions to the merger (See page ___)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•
approval of the merger agreement and the amendment to Piedmont’s Articles of Incorporation at the special meeting by the holders of at least a majority of the issued and outstanding shares of Piedmont common stock;

•
approval of the amendment to Piedmont’s Articles of Incorporation at the special meeting by the holders of at least a majority of the issued and outstanding shares of Piedmont’s Series A Convertible Preferred Stock, voting as a class;

•	approval of the transaction by the appropriate regulatory authorities, including the Federal Reserve and the GDBF, and expiration or termination of all waiting periods required by law;

•	no material adverse change in Private or Piedmont since August 2, 2006;

•	the execution of employment agreements by each of Brian D. Schmitt, Mark K. Hancock, Anthony J. Mannino and Joseph G. Wirtz;

•
the representations and warranties made by the parties in the merger agreement must be materially true and correct as of the effective date of the merger or as otherwise required in the merger agreement; and

•	the receipt by each of Piedmont and Private of certain legal opinions.

Termination (See page ___)

Subject to conditions and circumstances described in the merger agreement, either Private or Piedmont may terminate the merger agreement if, among other things, any of the following occur:

•	the merger is not completed by January 31, 2007 (or such later date as the parties agree);

•	if regulatory approval of the merger is denied;

•	in certain circumstances, if a condition to the merger has not been satisfied by the other party or has become impossible to satisfy;

•	a party has materially breached the merger agreement and failed to cure the breach;

•
at least a majority of Piedmont’s common shareholders do not approve the merger and at least a majority of Piedmont’s common shareholders and Series A preferred shareholders do not approve the amendment to Piedmont’s Articles of Incorporation;

•	in certain circumstances, if Piedmont has received and accepted a superior offer to sell to a third party; or

•
in certain circumstances by Piedmont if (1) the reference price of Private’s common stock is less than $37.40 and (2) the percentage decline in value of Private common stock determined by dividing the reference price by $44.00, which is the initial Private common stock market value as stated in the merger agreement, is more than 15% greater than the percentage decline in the value of the Nasdaq Bank Index as measured from August 1, 2006 to the sixth day prior to the closing date, unless Private elects to pay additional merger consideration, in the form of Private common stock, cash or a combination of stock and cash, pursuant to the formula set forth in the merger agreement.

Termination fee (See page ___)

Under certain circumstances described in the merger agreement, Private may be owed a $1.5 million termination fee, plus expenses, from Piedmont if the transaction is not consummated. See “Description of the merger agreement—Termination fee.”

Interests of officers and directors of Piedmont in the merger that may be different from, or in addition to, yours (See page ___)

When you consider the Piedmont board of directors’ recommendation to vote in favor of the approval of the merger agreement, you should be aware that some of Piedmont’s directors and officers may have interests in the merger that are different from, or in addition to, their interests as shareholders. Piedmont’s board of directors was aware of these interests and took them into account in approving the merger. For example, the merger agreement obligates Piedmont Bank to enter into an employment agreement with each of Brian D. Schmitt, Mark R. Hancock, Anthony J. Mannino and Joseph G. Wirtz on completion of the merger. Additionally, pursuant to the merger agreement, Piedmont is obligated to make certain cash payments to each of Messrs. Schmitt, Hancock, Mannino and Wirtz prior to or upon completion of the merger.

Private is also obligated under the merger agreement to provide continuing indemnification to Piedmont’s and Piedmont Bank’s directors and officers, and to provide such directors and officers with directors’ and officers’ liability insurance for a period of five years following the merger, subject to certain conditions set forth in the merger agreement.

Voting agreement (See page ___)

All of the directors and certain executive officers of Piedmont have agreed to vote all of their shares of common and Series A Preferred Stock in favor of the merger agreement and the amendment to Piedmont’s Articles of Incorporation at the special meeting. Together, they own approximately [____]% of Piedmont’s outstanding shares of common stock and [______]% of Piedmont’s outstanding Series A Preferred Stock. These voting agreements terminate if the merger agreement is terminated in accordance with its terms. A copy of the form of voting agreement is attached to this proxy statement/prospectus as Annex C.

Accounting treatment of the merger (See page ___)

The merger will be accounted for as a purchase transaction in accordance with accounting principles generally accepted in the United States.

Certain differences in shareholder rights (See page ___)

When the merger is completed, Piedmont shareholders, whose rights are governed by Georgia law and Piedmont’s articles of incorporation and by-laws, may become Private stockholders and their rights will be governed by Delaware law, as well as Private’s certificate of incorporation and by-laws, in addition to laws and requirements that apply to public companies.

Piedmont shareholders will have dissenters’ rights in connection with the merger (See page ___)

Piedmont shareholders may dissent from the merger and, upon complying with the requirements of the GBCC, receive cash in the amount of the fair value of their shares instead of the merger consideration.

A copy of the relevant portions of the GBCC pertaining to dessenters’ rights is attached as Annex B to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

Certain federal income tax consequences of the merger (See page ___)

Your receipt of shares of Private common stock as part of the merger consideration generally will be tax-free for United States federal income tax purposes. However, if you receive a combination of cash and Private common stock in exchange for your shares of Piedmont common stock, you will recognize gain, but not loss, in an amount limited to the amount of cash you receive in the merger. Additionally, you will recognize gain or loss on any cash that you receive instead of fractional shares of Private common stock. If you exchange your shares of Piedmont common stock solely for cash, you will recognize gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in your Piedmont shares. You should consult your tax adviser for a full understanding of the federal, state, local and foreign tax consequences of the merger to you.

Per Share Market Price and Dividend Information

The table below shows the reported high and low sales prices of Private’s common stock, as well as the amount of the quarterly dividend paid by Private on its common stock, during the periods indicated.

	High	Low	Dividend
Year Ended December 31, 2004
First Quarter	$27.740	$21.130	$0.030
Second Quarter	29.500	25.025	0.030
Third Quarter	32.550	25.510	0.030
Fourth Quarter	34.760	26.640	0.030
Year Ended December 31, 2005
First Quarter	$35.000	$29.260	$0.045
Second Quarter	35.850	29.600	0.045
Third Quarter	38.150	32.600	0.045
Fourth Quarter	37.850	32.380	0.045
Year Ending December 31, 2006
First Quarter	$41.530	$34.820	$0.060
Second Quarter	45.780	39.700	0.060
Third Quarter (through September 21, 2006)	47.510	39.760	—

Comparative Historical Pro Forma Per Share Data

The following table presents selected comparative per share data for Private common stock and Piedmont common stock on a historical and pro forma combined basis, giving effect to the merger using the purchase method of accounting. You should read this information in conjunction with the selected historical financial information, included elsewhere in this proxy statement/prospectus, and Private’s historical financial statements and related notes that are incorporated by reference in this proxy statement/prospectus. The historical per share data is derived from audited financial statements as of and for the year ended December 31, 2005, as restated to reflect the adoption of SFAS 123R using the “modified retrospective application.”  The per share pro forma information assumes that the number of shares of Piedmont common stock converted into the right to receive cash consideration is 40% of the shares of Piedmont’s outstanding common stock, and the number of shares converted into stock consideration is 60% of the shares of Piedmont’s outstanding common stock.  The unaudited pro forma combined information is not necessarily indicative of the actual results that would have occurred had the merger been consummated at the beginning of the periods indicated, or of the future operations of the combined entity.

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
Private Historical(1):
Diluted earnings per share	$0.88	$1.58
Cash dividends declared per share	0.12	0.18
Book value per share (at period end)	12.22	11.64
Private Pro Forma Combined(1)(2):
Diluted earnings per share	$0.86	$1.56
Cash dividends declared per share	0.12	0.18
Book value per share (at period end)	13.52	12.94
Piedmont Historical:
Diluted earnings per share	$0.63	$1.42
Cash dividends declared per share	0.44	0.71
Book value per share (at period end)	10.84	10.26
Piedmont Pro Forma Combined(2):
Diluted earnings per share	$0.37	$0.83
Cash dividends declared per share	0.44	0.71
Book value per share (at period end)	31.78	31.17

(1)
The Private historical and pro forma book value per share at December 31, 2005 and historical and pro forma diluted earnings per share for the year ended December 31, 2005 reflect the restatement of Private information for the impact of retrospective application of SFAS 123R.

(2)	Computed using per share merger consideration of $29.68, assuming a Private common stock price of $44.50 for the anticipated acquisition of Piedmont.

The following table sets forth the last sales prices as reported by Nasdaq for Private common stock on the dates indicated, and the equivalent per share value of Piedmont common stock, giving effect to the merger, as of the same dates:

	Closing Price Private Common Stock	Historical Price Piedmont Common Stock	Piedmont Equivalent Per Share Value
August 2, 2006(1)	$46.85	(2)	$(3)
September 21, 2006	$45.00	(2)	$(3)

(1)	Trading date immediately preceding the date of public announcement of the proposed merger.
(2)	There is no established trading market for the shares of Piedmont; as a result there is no readily obtainable market price for the shares of Piedmont.
(3)	See “Description of the Merger Agreement—Consideration to be received in the merger” on page ___.

Selected Financial Data of Private

The selected consolidated financial data presented below, as of or for each of the years in the five-year period ended December 31, 2005, are derived from Private’s audited historical financial statements. The selected consolidated financial data presented below, as of or for the six-month periods ended June 30, 2006 and 2005, are derived from unaudited consolidated financial statements. In Private’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results as of or for the six-month periods, have been included. Share and per share amounts have been adjusted to reflect the 2-for-1 stock split effected as a stock dividend effective as of May 31, 2004, and the 3-for-2 stock split which occurred on January 17, 2003. All amounts have also been restated to reflect the adoption of SFAS No. 123R, “Share Based Payment.” This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this proxy statement/prospectus from Private’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and Private’s Quarterly Report on Form 10-Q for the period ended June 30, 2006. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the six-month period ended June 30, 2006 are not necessarily indicative of results that may be expected for the entire year ended December 31, 2006.

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005(1)	2005(1)	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Statement of Income Data:
Total interest income	$120,359	$73,557	$176,432	$113,110	$87,494	$71,842	$65,596
Total interest expense	62,722	31,138	80,032	39,568	30,354	31,242	37,637
Net interest income	57,637	42,419	96,400	73,542	57,140	40,600	27,959
Provision for loan losses	4,635	2,802	6,538	4,399	4,373	3,862	3,179
Net interest income after provision for loan losses	53,002	39,617	89,862	69,143	52,767	36,738	24,780
Non-interest Income:
Wealth management income	6,763	4,546	9,945	8,316	6,630	2,878	2,671
Mortgage banking income	1,728	1,818	3,886	2,856	3,474	2,248	319
Other income	3,755	1,751	4,276	3,029	2,323	1,955	1,038
Securities (losses) gains, net	(1,585)	940	499	968	1,759	11	2,095
Trading gains (losses) on interest rate swap	968	(493)	404	(870)	(238)	(943)	—
Total non-interest income	11,629	8,562	19,010	14,299	13,948	6,149	6,123
Non-interest Expense:
Salaries and employee benefits	$20,861	$15,623	$36,311	$28,545	$22,859	$14,670	$10,182
Occupancy expense, net	4,383	3,542	7,517	5,671	5,564	4,891	4,158
Professional fees	2,766	2,012	5,756	5,054	4,672	3,689	2,939
Wealth management fees	1,410	427	1,079	1,018	744	611	578
Marketing	1,996	1,259	3,549	2,521	2,527	1,648	1,208
Data processing	1,530	1,209	2,832	2,009	1,528	1,509	1,295
Postage, telephone & delivery	725	510	1,113	903	879	726	702
Insurance	632	533	1,095	919	700	455	354
Amortization of intangibles	307	99	411	168	169	—	—
Goodwill amortization	—	—	—	—	—	—	824
Other operating expense	1,882	1,478	3,023	1,384	2,505	1,099	1,483
Total non-interest expense	36,492	26,692	62,686	48,192	42,147	29,298	23,723
Minority interest expense	163	149	307	270	193	—	—
Income before income taxes	27,976	21,338	45,879	34,980	24,375	13,589	7,180
Income tax provision	8,976	6,574	14,965	9,647	6,628	3,038	1,686
Net income	$19,000	$14,764	$30,914	$25,333	$17,747	$10,551	$5,494
(footnotes on page 17)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005(1)	2005(1)	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Common Share Data:
Earnings per share:
Basic	$0.92	$0.74	$1.53	$1.29	$1.05	$0.72	$0.39
Diluted	0.88	0.70	1.46	1.22	0.99	0.68	0.38
Cash dividends per common share	0.12	0.09	0.18	0.12	0.08	0.05	0.04
Book value per share	12.22	10.92	11.64	9.85	8.74	5.87	4.40
Weighted average common shares outstanding:
Basic	20,615,276	19,985,936	20,202,415	19,725,855	16,974,407	14,741,262	14,114,459
Diluted	21,509,786	20,884,463	21,138,387	20,690,396	17,981,092	15,550,962	14,548,939
Selected Financial Condition Data (at end of period):
Total assets	$3,651,566	$3,205,426	$3,497,308	$2,538,665	$1,986,915	$1,544,723	$1,177,843
Total loans	2,956,026	2,192,542	2,608,067	1,653,363	1,224,657	965,641	780,771
Total deposits	3,125,774	2,407,341	2,823,383	1,872,635	1,547,359	1,205,271	850,495
Funds borrowed	133,163	464,799	296,980	414,519	219,563	209,954	231,488
Long term debt - trust preferred securities	98,000	78,000	98,000	20,000	20,000	20,000	20,000
Total stockholders’ equity	253,769	223,259	238,629	196,921	168,947	90,402	63,380
Wealth management assets under management	2,686,255	1,984,371	2,436,766	1,727,479	1,494,881	1,239,779	722,713
Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin(2)(8)	3.50%	3.55%	3.57%	3.67%	3.66%	3.47%	3.27%
Net interest spread(3)	3.07	3.21	3.21	3.40	3.46	3.27	2.87
Non-interest income to average assets	0.49	0.66	0.65	0.64	0.80	0.47	0.64
Non-interest expense to average assets	1.53	2.05	2.11	2.17	2.43	2.22	2.48
Net overhead ratio(4)	1.05	1.39	1.47	1.53	1.63	1.75	1.84
Efficiency ratio(5)(8)	50.96	50.16	52.37	52.26	56.78	59.02	66.16
Return on average assets(6)	0.80	1.13	1.04	1.14	1.02	0.80	0.57
Return on average equity(7)	11.90	14.47	14.33	13.86	14.17	14.30	9.24
Fee income to total revenue(8)(9)	17.52	16.06	15.99	16.18	17.86	14.85	12.59
Dividend payout ratio	13.32	12.49	12.06	9.57	7.94	6.54	9.47
Asset Quality Ratios:
Non-performing loans to total loans	0.10%	0.15%	0.04%	0.15%	0.09%	0.14%	0.41%
Allowance for loan losses to:
total loans	1.13	1.15	1.13	1.15	1.23	1.20	1.06
non-performing loans	1,051	689	2,201	751	1,343	828	262
Net charge-offs (recoveries) to average total loans	0.03	0.03	(0.01)	0.04	0.08	0.07	0.15
Non-performing assets to total assets	0.09	0.11	0.04	0.10	0.06	0.09	0.27
Non-accrual loans to total loans	0.06	0.06	0.03	0.07	0.00	0.08	0.09
Balance Sheet Ratios:
Loans to deposits	94.6%	91.1%	92.40%	88.30%	79.10%	80.10%	91.80%
Average interest-earning assets to average interest-bearing liabilities	111.50	113.60	112.60	114.10	110.50	107.90	109.80
(footnotes on next page)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005(1)	2005(1)	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Capital Ratios:
Total equity to total assets	6.95%	6.97%	6.82%	7.76%	8.50%	5.85%	5.38%
Total risk-based capital ratio	10.66	10.75	10.65	11.46	12.86	8.27	9.83
Tier 1 risk-based capital ratio	8.65	9.32	8.61	10.40	11.73	6.89	8.30
Leverage ratio	7.44	8.06	7.18	7.83	8.36	5.40	6.73
____________
(1)
Private completed its acquisition of Bloomfield Hills Bancorp, Inc. (“BHB”) on June 20, 2005. The results for the six months ended June  30, 2005 and the year ended December 31, 2005 include the results of BHB since the effective date of the acquisition.

(2)	Net interest income, on a tax-equivalent basis, divided by average interest-earning assets.
(3)	Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(4)	Non-interest expense less non-interest income divided by average total assets.
(5)	Non-interest expense divided by the sum of net interest income (tax equivalent) plus non-interest income.
(6)	Net income divided by average total assets.
(7)	Net income divided by average common equity.
(8)
Private adjusts GAAP reported net interest income by the tax equivalent adjustment amount to account for the tax attributes on federally tax exempt municipal securities. For GAAP purposes, tax benefits associated with federally tax-exempt municipal securities are reflected in income tax expense. The following table reconciles reported net interest income to net interest income on a tax equivalent basis for the periods presented:

Reconciliation of net interest income to net interest income on a tax equivalent basis
	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Net interest income	$57,637	$42,419	$96,400	$73,542	$57,140	$40,600	$27,959
Tax equivalent adjustment to net interest income	2,347	2,232	4,507	4,381	3,134	2,894	1,777
Net interest income, tax equivalent basis	$59,984	$44,651	$100,907	$77,923	$60,274	$43,494	$29,736
____________
(9)	Wealth management, mortgage banking and other income as a percentage of the sum of net interest income and wealth management, mortgage banking and other income.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Caution About Forward-Looking Statements” on page ___, you should consider the following risk factors carefully in deciding whether to vote for the adoption of the merger agreement. Additional risks and uncertainties not presently known to Private and Piedmont or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and Private and Piedmont as a combined company.

In addition, Private’s and Piedmont’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Private, in its Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this proxy statement/prospectus. These risks and uncertainties will continue to apply to Private and Piedmont as independent companies if the merger is not consummated.

Risks relating to the merger

Because the market price of Private’s common stock may fluctuate, you cannot be certain of the precise value of the stock portion of the merger consideration you may receive in the merger.

You may elect to receive shares of Private common stock in the merger. The number of shares you may receive will depend on the reference price, your election and the ultimate proration, if any. Changes in the market price of Private’s common stock may result from a variety of factors, including general market and economic conditions, Private’s future financial condition and operating results, changes in Private’s business, operations and prospects and regulatory considerations, many of which are beyond Private’s control.

The price of Private’s common stock at completion of the merger may vary from its price on the date the merger agreement was signed, from its price on the date of this proxy statement/prospectus, from its price on the date of the special meeting and from the reference price used to determine the number of shares you are to receive. You will not be entitled to receive additional cash or shares in the merger if the price of Private’s common stock on the closing date of the merger is less than the reference price. Because the merger will be completed after the date of the special meeting, at the time of the special meeting you will not know what the market value of the Private common stock you may receive after the merger will be. See “Description of the merger agreement—Consideration to be received in the merger.”

Private’s common stock is traded on the Nasdaq Global Select Market under the symbol “PVTB”. The maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond Private’s control or the control of any market maker.

Private and Piedmont may be unable to successfully integrate their operations and may not realize the anticipated benefits of combining Private and Piedmont.

Private and Piedmont entered into the merger agreement with the expectation that they would be able to successfully integrate their operations and that the merger would result in various benefits, including, among other things, the potential for enhanced revenues and other opportunities for business synergies, an expanded market reach and certain operational enhancements. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Private integrates and operates Piedmont Bank in an efficient and effective manner, and general competitive factors in the market place. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses or the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, financial condition, operating results and prospects of the combined company after the merger. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, and could have an adverse effect on the combined company’s business, financial condition, operating results and prospects.

Among the factors considered by the boards of directors of Private and Piedmont in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. We cannot give any assurance that these benefits will be realized within the time periods contemplated or even that they will be realized at all.

Piedmont will be subject to business uncertainties while the merger is pending, which could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Piedmont, and, consequently, the combined company. Although Piedmont intends to take steps to reduce any adverse effects, these uncertainties may impair Piedmont’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others that deal with Piedmont to seek to change their existing business relationships with Piedmont. Employee retention at Piedmont may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their roles with the combined company following the merger.

Some of the directors and executive officers of Piedmont have interests and arrangements that could have affected their respective decision to support or approve the merger.

The interests of some of the directors and executive officers of Piedmont in the merger are different from, and may be in addition to, those of Piedmont shareholders generally, and could have affected their decision to support or approve the merger. These interests include:

•	The retention bonus payments to be paid to each of Brian D. Schmitt, Mark K. Hancock, Anthony J. Mannino and Joseph G. Wirtz in connection with the merger;

•	The entry into employment agreements with each of Messrs. Schmitt, Hancock, Mannino and Wirtz;

•	Private’s agreement to provide officers and directors of Piedmont with continuing indemnification rights; and

•	Private’s agreement to provide directors’ and officers’ insurance to the officers and directors of Piedmont for five years following the merger.

As a result, the directors and officers of Piedmont may be more likely to recommend to Piedmont’s shareholders the approval of the merger agreement than if they did not have these interests.

Risks relating to the business of Private and the combined company

Piedmont’s shareholders will not control Private’s future operations.

Currently, Piedmont’s shareholders own 100% of Piedmont and have the power to approve or reject any matters requiring shareholder approval under Georgia law and Piedmont’s articles of incorporation and by-laws. After the merger, Piedmont shareholders will become owners of less than [____]% of the outstanding shares of Private common stock. Even if all former Piedmont shareholders voted together on all matters presented to Private’s stockholders, from time to time, the former Piedmont shareholders will not have a significant impact on the approval or rejection of future Private proposals submitted to a stockholder vote.

Private may not be able to implement aspects of its growth strategy.

Private’s growth strategy contemplates the further expansion of its business and operations, possibly through the addition of new product lines, the establishment of additional banks and banking offices or the acquisition of other banks or banking offices in its existing markets or in new metropolitan markets in the Midwest or the Sunbelt as well as the acquisition of additional wealth management firms. Implementing these aspects of its growth strategy depends in part on Private’s ability to successfully identify acquisition opportunities and strategic partners that will complement its private banking and wealth management approaches and to successfully integrate their operations with Private’s. To successfully acquire or establish new banks or banking offices, Private must be able to correctly identify profitable or growing markets, as well as attract the necessary relationships to make these new facilities cost-effective. It is possible that the costs associated with future expansion or acquisitions may have adverse effects on Private’s earnings per share. To the extent it undertakes de novo (start-up) bank or banking office formations, Private’s level of reported net income, return on average equity and return on average assets will be impacted by start-up costs and overhead expenses associated with such operation, the profitability of which will also depend on the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding assets. Private is likely to experience the effects of higher expenses relative to operating income from any new operation. These expenses may be higher than it expected, and it may take longer than expected for new banks and/or offices to reach profitability. In addition, Private cannot be sure that it will be able to identify suitable opportunities for further growth and expansion, or that if it does, that Private will be able to successfully integrate these new operations into its business. If Private is unable to effectively implement its growth strategies, its business may be adversely affected.

Private’s growth and expansion may strain its ability to manage its operations and its financial resources.

Private’s financial performance and profitability depend on its ability to execute its growth strategy. In addition to continuing to develop its existing client relationships and expanding the market presence of its current banking offices, Private intends to continue to evaluate possible acquisition candidates and expansion opportunities in identified strategic markets. Private also intends to direct its energies towards building the breadth and depth of its wealth management area, including through the possible acquisition of additional wealth management firms and financial planning capabilities. This continued growth, however, may present operating and other challenges that could adversely affect Private’s business, financial condition, results of operations and cash flows. Accordingly, there can be no assurance that Private will be able to execute its growth strategy or maintain the level of profitability that it has recently experienced.

Private’s growth may also place a strain on its administrative, operation and financial resources and increased demands on its systems and controls. Private’s growth may require continued enhancements to and expansion of its operating and financial systems and controls and may strain or significantly challenge them. The process of consolidating the businesses and implementing the strategic integration of any acquired or newly-established banking offices and businesses with Private’s existing business may take a significant amount of time. It may also place additional strain on Private’s resources and require it to incur substantial expenses. Private cannot assure you that it will be able to integrate any businesses it acquires or establishes successfully or in a timely manner. Private’s continued growth may also increase its need for qualified personnel. Private cannot assure you that it will be successful in attracting, integrating and retaining such personnel.

The loss of key managing directors may adversely affect Private’s operations.

Private is a relationship-driven organization. Its growth and development to date have resulted in large part from the efforts of its 126 managing directors. Private’s managing directors have primary contact with its clients and are extremely important in maintaining personalized relationships with its client base, which is a key aspect of its business strategy, and in increasing its market presence. The loss of one or more of these key employees could have a material adverse effect on Private’s operations if remaining managing directors are not successful in retaining client relationships of a departing managing director.

Private’s commercial real estate loans generally involve higher principal amounts than its other loans, and repayment of these loans may be dependent on factors outside Private’s control or the control of its borrowers.

At June 30, 2006, Private’s commercial real estate loans totaled approximately $1.3 billion, or 43% of its total loan portfolio. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. These loans may be more adversely affected by general conditions in the real estate markets or in the economy. For example, if the cash flow from a borrower’s project is reduced due to leases not being obtained or renewed, that borrower’s ability to repay the loan may be impaired. Many commercial real estate loan principal payments are not fully amortized over the loan period, but have balloon payments due at maturity. A borrower’s ability to make a balloon payment typically will depend on its ability to either refinance the loan or complete a timely sale of the underlying property.

Private’s allowance for loan losses may prove to be insufficient to absorb losses in its loan portfolio.

Lending money is a substantial part of Private’s business. However, every loan Private makes carries a certain risk of non-payment. This risk is affected by, among other things:

•	the credit risks of the particular borrower;

•	changes in economic and industry conditions;

•	the duration of the loan; and

•	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral.

Private maintains an allowance for loan losses sufficient to absorb credit losses inherent in its loan portfolio. The allowance for loan losses represents management’s estimate of probable losses in the portfolio at each balance sheet date and is supported by available and relevant information. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Loan quality is continually monitored by management and reviewed by the loan committees of the boards of directors of the banks on a quarterly basis. The amount of additions to the allowance for loan losses, which is charged to earnings through the provision for loan losses, is determined based on a variety of factors, including:

•	assessment of the credit risk of the portfolio,

•	evaluation of loans classified as special mention, sub-standard and doubtful,

•	delinquent loans,

•	evaluation of current economic conditions in the market area,

•	actual charge-offs during the year,

•	historical loss experience, and

•	industry loss averages.

Private’s allowance for loan losses as a percentage of non-performing loans was 1051% at June 30, 2006, and 2201% at December 31, 2005. As a percentage of total loans, the allowance was 1.13% at June 30, 2006, compared to 1.13% at December 31, 2005, and 1.15% at June 30, 2005. Over the past year, Private decreased its allowance as a percentage of total loans based on, among other factors, management's analysis of its historical credit quality. Although management believes the loan loss allowance is adequate to absorb probable losses in the loan portfolio, the allowance may not be adequate. If Private’s actual loan losses exceed the amount that is anticipated, its earnings could suffer.

There can be no assurance that Private’s investment strategy will be successful.

    Private maintains an actively managed investment portfolio intended to maximize risk-adjusted total return, provide liquidity, enhance net interest margin, and improve the quality of its asset/liability position by countering the interest rate risk characteristics of the loan portfolio. To implement this strategy, Private invests in interest sensitive instruments, including derivatives. Securities available-for-sale decreased to $499.8 million at June 30, 2006, down 28% from $695.2 million at December 31, 2005. The continued contraction in the investment security portfolio since December 31, 2005 resulted primarily from the redemption of an additional $138.5 million of stock of the Federal Home Loan Bank of Chicago in connection with the withdrawal of Private’s membership from the FHLB (Chicago) during the second quarter 2006. While one purpose of its investment security portfolio, including derivatives, is to mitigate interest rate sensitivity, Private cannot predict whether these instruments will perform as expected. In addition, the failure of any counterparty to meet its obligations under these financial instruments would cause such instruments to lose substantial value.

Private’s investment policy gives it investment discretion and allows it to invest in certain asset classes and in certain amounts and concentrations that may increase losses in the event its investment portfolio performs in a manner it did not anticipate.

The unavailability of alternative funding sources may constrain Private’s growth.

Private has in the past and continues to utilize brokered deposits as one of its funding sources that supports its asset growth. In addition, as a part of its liquidity management strategy, Private intends to limit its use of brokered deposits as a percentage of total deposits not to exceed 40% as it determines prudent from time to time. At June 30, 2006, brokered deposits comprised 24% of Private’s total deposits. If this funding source becomes more difficult to access, Private will have to seek alternative funding sources in order to continue to fund its asset growth. This may include attempting to attract significant new core deposits, reducing its available-for-sale securities portfolio and selling loans. There can be no assurance that brokered deposits will be available, or if available, sufficient to support Private’s continued growth.

Private relies on the services of third parties to provide services that are integral to its operations.

Private relies on third-party service providers to support its operations. In particular, in the wealth management segment, Private has not, in the past, provided investment management services directly through its own personnel. Rather, it has relied, and continues to rely, upon selected outside investment managers to provide investment advice and asset management services to its clients. Private cannot be sure that it will be able to maintain these arrangements on favorable terms. Also, many of the investment managers with whom Private works are affiliated with its competitors in the financial services field. Private cannot be sure that its investment managers will continue to work with it in these arrangements or that its clients will continue to utilize the services of these investment managers through Private, rather than directly from the investment management firms themselves. The loss of any of these outside investment managers may impact Private’s ability to provide its clients with quality service or certain types of portfolio management without incurring the cost of replacing them. Private is also dependent on third-party service providers for data processing and other information processing systems that support its day-to-day trust and banking activities. Any disruption to the services provided by these third parties could have an adverse impact on Private’s operations.

Certain provisions in Private’s certificate of incorporation and by-laws may delay or prevent an acquisition of Private by a third party.

Private’s certificate of incorporation and by-laws contain provisions, including a staggered board provision, that make it more difficult for a third party to gain control or acquire Private without the consent of its board of directors. These provisions also could discourage proxy contests and may make it more difficult for dissident stockholders to elect representatives as directors and take other corporate actions.

These provisions of Private’s governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of Private’s stockholders.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, including information incorporated into this document by reference, that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, and management’s long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, our business and growth strategies, including anticipated internal growth, plans to open new offices, and to pursue additional potential development or acquisition of banks, wealth management entities, or fee-related businesses.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors including, among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page ___, and in the documents that are incorporated by reference into this proxy statement/prospectus. Because of these and other uncertainties, Private’s actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, Private’s past results of operations do not necessarily indicate Private’s future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. Private is not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. Private qualifies all of its forward-looking statements by these cautionary statements.

SPECIAL MEETING OF PIEDMONT SHAREHOLDERS

Date, time and place of the special meeting

The special meeting will be held at [_____________________] on [_______________] at [____] p.m., local time.

Purpose of the special meeting

At the special meeting, Piedmont’s board of directors will ask you to vote on the following:

•	a proposal to approve the merger agreement and thereby approve the merger;

•	a proposal to amend Piedmont’s Articles of Incorporation to amend the terms of Piedmont’s Series A Convertible Preferred Stock; and

•	any other business that properly comes before the special meeting and any adjournment or postponement thereof.

Record date and voting rights for the special meeting

Piedmont has set the close of business on [_________], 2006, as the record date for determining the holders of its common and Series A Preferred Stock entitled to notice of and to vote at the special meeting. Only Piedmont shareholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were [________] shares of Piedmont common stock outstanding and entitled to vote at the special meeting, and [________] shares of Piedmont Series A Convertible Preferred Stock outstanding and entitled to vote at the meeting.

Quorum and required vote

There must be at least a majority of Piedmont’s outstanding shares present in person or by proxy at the special meeting in order for the vote on the merger and the amendment to Piedmont’s Articles of Incorporation to occur. Approval of the merger agreement will require the affirmative vote of at least a majority of Piedmont’s issued and outstanding common shares. Approval of the amendment to Piedmont’s Articles of Incorporation will require the affirmative vote of at least a majority of Piedmont’s issued and outstanding common and preferred shares, each voting as a separate class. Abstentions from voting or any failure to vote will have the same effect as voting against the merger agreement and against the amendment to Piedmont’s Articles of Incorporation.

Shares held by Piedmont’s officers and directors; voting agreements

Certain officers and each of the directors of Piedmont, whose aggregate ownership represents approximately [___]% of Piedmont’s outstanding common stock and [____]% of Piedmont’s Series A Preferred Stock, have committed to vote their shares in favor of the merger and in favor of the amendment to Piedmont’s Articles of Incorporation. Private does not own any shares of Piedmont common stock. See “Description of the merger—Voting agreement” on page ___ for a description of the provisions of the voting agreement.

Voting and revocability of proxies

You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the meeting.

Voting instructions are included on your proxy form, which should be returned in the enclosed prepaid envelope. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger and approval of the amendment to the Articles of Incorporation. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted “FOR” approval of the merger agreement and “FOR” approval of the amendment to the Articles of Incorporation.

You may revoke your proxy at any time before it is voted by:

•	filing with Piedmont’s secretary a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Piedmont Bancshares, Inc., 3423 Piedmont Road, Suite 300, Atlanta, Georgia 30305, Attention: Secretary.

Proxy solicitation

In addition to this mailing, proxies may be solicited by directors, officers or employees of Piedmont in person or by telephone or electronic transmission. None of such directors, officers or employees will be directly compensated for such services.

Dissenters’ rights

If the merger and the transactions contemplated thereby are consummated, any holder of Piedmont common stock who properly dissents from the merger will be entitled to receive in cash the fair value of his or her shares of Piedmont common stock determined immediately prior to the merger, excluding any appreciation or depreciation in anticipation of the merger. Piedmont shareholders who do not perfect their dissenters’ rights or who withdraw or lose such rights will receive the per share merger consideration upon surrendering to Private or the exchange agent certificates representing their Piedmont shares.

FAILURE TO COMPLY WITH THE PROCEDURES PRESCRIBED BY APPLICABLE LAW WILL RESULT IN THE LOSS OF DISSENTERS’ RIGHTS.

THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTERS’ RIGHTS UNDER THE GBCC AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ARTICLE 13 OF THE GBCC, A COPY OF WHICH IS ATTACHED AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS.

This proxy statement/prospectus constitutes notice to holders of Piedmont stock (for purposes of this discussion, “Shareholders” or “Holders”) of the applicable statutory provisions of Article 13 of the GBCC. Any Shareholder who wishes to assert his or her dissenters’ rights or who wishes to preserve his or her right to do so should review the following discussion and Annex B carefully. If Shareholders fail to comply timely and properly with the procedures specified they will lose dissenters’ rights under Georgia law.

A Holder of Piedmont stock is entitled to dissent and obtain payment in cash for the fair value of his or her shares. For purposes of Article 13 of the GBCC, the term “fair value” means the value of the dissenting shares immediately before the consummation of the merger, excluding any appreciation or depreciation in anticipation of the merger. Each dissenting Shareholder must:

•
deliver to Piedmont, before the vote is taken to approve the merger at the Piedmont special meeting, written notice of his or her intent to demand payment of the fair value of his or her shares of common stock if the merger is effectuated; and

•	not vote his or her dissenting shares in favor of the merger proposal.

A Shareholder who does not satisfy both of these requirements is not entitled to payment for his or her shares under Georgia law. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which the shares are to be voted will be deemed to have voted in favor of the merger and will not be entitled to assert dissenters’ rights.

If the merger agreement is approved by the Shareholders, Piedmont is required to send a written dissenters’ notice to all dissenting Shareholders no later than ten days after consummation of the merger. The dissenters’ notice will provide where the payment demand must be sent and where and when stock certificates for dissenting shares must be deposited. The dissenters’ notice will also set a date by which Piedmont must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the dissenters’ notice is delivered and be accompanied by a copy of Article 13 of the GBCC.

Each dissenting Shareholder to whom Piedmont sends a dissenters’ notice must make a first payment demand for his or her shares by written notice to Piedmont and deposit his or her stock certificates in accordance with the terms of the dissenters’ notice. Upon completion of the merger, the rights of a dissenting Shareholder are limited to the rights to receive the fair value of his or her shares. Any dissenting Shareholder who does not submit a first payment demand or deposit his or her shares as set forth in the dissenters’ notice will lose his or her rights to dissent and shall not be entitled to payment for his or her shares under Article 13 of the GBCC.

Within ten days of the later of the closing of the merger or Piedmont’s receipt of the first payment demand, Piedmont will offer to pay the dissenting Shareholders who have complied with the provisions of Article 13 of the GBCC the amount Piedmont estimates to be the fair value of the shares, plus accrued interest. Piedmont’s offer of payment must be accompanied by:

•	recent Piedmont financial statements;

•	a statement of Piedmont’s estimate of the fair value of the shares;

•	an explanation of how the interest was calculated;

•	a statement of the dissenting Shareholder’s right to demand payment of a different amount if the dissenting Shareholder is dissatisfied with the offer; and

•	a copy of Article 13 of the GBCC.

If a dissenting Shareholder accepts Piedmont’s offer by providing written notice to Piedmont within 30 days after the date the offer is made, or if the dissenting Shareholder is deemed to have accepted such offer by failure to respond within such 30-day period, Piedmont shall make payment for the dissenting shareholder’s shares within 60 days after the later of the date Piedmont made the offer of payment or the date on which the merger occurs.

If the merger is not effected within 60 days after the first payment demand and the deposit of stock certificates, Piedmont must return the deposited stock certificates. If, after the return, the merger is effectuated, Piedmont must send a new dissenters’ notice and repeat the payment demand procedure described above.

If a dissenting Shareholder is dissatisfied with Piedmont’s offer of payment or the merger does not occur and Piedmont does not return the deposited certificates within 60 days after the date set for making the first payment demand, he or she may make a second payment demand to Piedmont in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due. A dissenting Shareholder waives his or her right to demand payment of a different amount than that offered by Piedmont and is deemed to have accepted the amount offered by Piedmont unless the dissenting Shareholder makes a second payment demand within 30 days after the date Piedmont makes its offer.

In the event a dissenting Shareholder’s second payment demand remains unsettled 60 days after Piedmont receives such second payment demand, Piedmont will commence a nonjury equitable appraisal proceeding in the Superior Court of Fulton County, Georgia to determine the fair value of the shares and accrued interest. Piedmont will make all dissenting Shareholders whose second payment demands remain unsettled parties to the appraisal proceeding. In the appraisal proceeding, the court will fix a value of the shares and may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. If Piedmont does not commence the appraisal proceeding within 60 days after receiving a dissenting Shareholder’s second payment demand, Piedmont shall pay each dissenting Shareholder whose second payment demand remains unsettled the amount demanded by each dissenting Shareholder in his or her second payment demand.

Any dissenting Shareholder who has duly asserted dissenters’ rights in compliance with Article 13 of the GBCC will not, after the consummation of the merger, be entitled to vote such shares for any purpose or be entitled to the payment of dividends or other distributions on those shares.

DESCRIPTION OF THE MERGER

This section of the proxy statement/prospectus describes material aspects of the merger. While Private and Piedmont believe that the description covers the material terms of the merger and related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached annexes, and the other documents to which this proxy statement/prospectus refer for a more complete understanding of the merger. The merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference, and not this summary, is the legal document which governs the merger.

General

The Piedmont board of directors is using this proxy statement/prospectus to solicit proxies from holders of Piedmont’s common stock for use at the Piedmont special meeting, at which Piedmont’s common shareholders will be asked to vote on approval of the merger agreement and thereby approve the merger. When the merger is consummated, Piedmont will merge with and into Private and will cease to exist. Private will survive the merger and Piedmont Bank will become a wholly-owned subsidiary of Private. At the effective time of the merger, holders of Piedmont common stock will exchange their shares for either cash, shares of Private common stock or a combination of cash and of shares of Private common stock, subject to proration described below. Each share of Piedmont common stock will be exchanged for the “per share merger consideration”. See “Description of the merger agreement—Consideration to be received in the merger” for a detailed description of the method for determining the per share merger consideration.

Only whole shares of Private common stock will be issued in the merger. As a result, cash will be paid instead of any fractional shares based on the value of Private common stock determined pursuant to the merger agreement. See “Description of the merger agreement—Consideration to be received in the merger.” Shares of Piedmont common stock held by Piedmont shareholders who properly elect to exercise their dissenters’ rights in accordance with Georgia law will not be converted into cash, shares of Private common stock or the combination of cash and shares.

The Companies

Business of Private

PrivateBancorp, Inc., a Delaware corporation, is a bank holding company headquartered in Chicago, Illinois. Private was organized in 1989 to provide distinctive, highly personalized premium financial services primarily to privately held businesses, affluent individuals, wealthy families, professionals, entrepreneurs and real estate investors for their personal and professional interests. Private uses a European tradition of “private banking” as a model to develop lifetime relationships with its clients. Utilizing a team of highly qualified managing directors, Private tailors products and services to meet its client’s personal and commercial banking and wealth management needs. Private currently has 14 banking offices located in the Chicago, Detroit, Milwaukee, and St. Louis metropolitan areas, a mortgage company and an 80% interest in Lodestar Investment Counsel, LLC, an asset manager. As of June 30, 2006, Private had consolidated total assets of $3.7 billion, deposits of $3.1 billion and stockholders’ equity of $253.8 million. Private’s common stock trades on the Nasdaq Global Select Market under the symbol “PVTB.”

Financial and other information relating to Private, including information relating to Private’s current directors and executive officers, is set forth in Private’s 2005 Annual Report on Form 10-K, Private’s Proxy

Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on March 10, 2006, Private’s Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2006 and June 30, 2006, and Private’s Current Reports on Form 8-K filed during 2006, which are incorporated by reference to this proxy statement/prospectus. Copies of these documents may be obtained from Private as indicated under “Where You Can Find More Information” on page ___. See also “Incorporation of Certain Information by Reference” on page __.

Business of Piedmont

Piedmont Bancshares, Inc., a Georgia corporation, is a bank holding company headquartered in Atlanta, Georgia. Its primary business is operating its bank subsidiary, Piedmont Bank of Georgia, a Georgia state bank established in 2001. Piedmont Bank is headquartered in the affluent Buckhead community in Atlanta, Georgia and it recently opened a second office in Norcross, Georgia. Piedmont Bank was founded with the mission to be the best business bank in the markets it serves, providing banking services targeted to small and mid-sized businesses and their owners. Piedmont seeks to build long-term relationships with its clients by providing services and products important to its clients’ success, thinking proactively about how to help its clients, and adapting its product and service offerings to meet its clients’ changing needs. As of June 30, 2006, Piedmont had consolidated total assets of approximately $217.0 million, deposits of $177.0 million and shareholders’ equity of $14.7 million. Piedmont is not a public company and, accordingly, there is no established trading market for Piedmont’s common stock.

Background of the Merger

During the last several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition and a trend toward consolidation and geographic expansion, coupled with a relaxation of regulatory restrictions on conduct of interstate business by financial institutions.

Mindful of these factors, Piedmont’s board of directors and management have periodically reviewed and updated strategic plans for Piedmont. As part of this ongoing process, Piedmont has historically received inquiries regarding its willingness to consider an acquisition by, or affiliation with, larger financial institutions. Consistent with its fiduciary obligations to its shareholders, Piedmont has considered and evaluated such inquiries with respect to the level and form of consideration proposed, and the seriousness and specificity that has been conveyed to Piedmont in terms of consideration, as well as the expected future operation of Piedmont, and other considerations and factors deemed relevant by Piedmont, in formulating its business plan with the intent to provide maximum value to its shareholders. As the nature of banking has become increasingly competitive, larger organizations have demonstrated a willingness to pay for a premium franchise in certain markets. In considering these market conditions, Piedmont felt it was necessary to consult with investment banking firms experienced in the area of financial institution mergers and acquisitions to evaluate the prospects of potentially accomplishing a transaction that would both maximize shareholder value and continue to provide its customers with quality products and services.

At a board meeting in January 2006, Piedmont’s board discussed the cost of providing the increasingly broad array of financial products, services and alternative delivery channels necessary to remain competitive in the bank’s marketplace and to continue to deliver exceptional service to its customers, while still providing the opportunity for attractive returns to its shareholders. As a result of this discussion, Piedmont’s board directed the Executive Committee to interview investment banking firms to assist Piedmont in pursuing and evaluating strategic alternatives. On February 3, 2006, the Executive Committee of Piedmont’s board of directors interviewed and reviewed materials provided by several investment banking firms with experience in and knowledge of the banking and financial services industry, including FIG Partners. The Executive Committee also consulted with its legal counsel, Womble Carlyle Sandridge & Rice, PLLC, regarding its fiduciary duties in considering a business combination transaction or a sale of the business under Georgia law and Piedmont’s articles of incorporation. After this process and follow-up interviews with both the Board and Piedmont’s outside legal counsel, FIG Partners was retained on February 9, 2006 to assist and advise Piedmont in exploring its strategic options, one of which was a merger with a larger financial institution.

Subsequently, FIG Partners began its own due diligence on Piedmont to help the board determine what, if any, strategic alternatives were in the best interests of the company and its shareholders. FIG Partners worked with

Piedmont to develop a list of potential acquirers who may have an interest in acquiring Piedmont. FIG Partners also prepared a confidential memorandum on Piedmont to provide to potential partners who may have an interest in acquiring Piedmont. As part of this process, beginning in late February and throughout March 2006, FIG Partners contacted eight financial institutions regarding their interest in possibly acquiring Piedmont. Of the eight parties contacted, six executed confidentiality agreements and meetings between executives of Piedmont and these parties were held to discuss a possible transaction along with the business and operating philosophies of the potential acquirers. Information regarding Piedmont was provided to the parties who executed confidentiality agreements, and two parties made preliminary indications of interest in acquiring Piedmont. At a meeting of the Executive Committee on April 20, 2006, the two preliminary indications of interest were discussed and the Executive Committee instructed FIG Partners to pursue in earnest a transaction with one of the parties interested in Piedmont. FIG Partners initiated a meeting with one of the interested parties on April 26, 2006.

The Executive Committee met on May 9, 2006, with legal counsel present, to discuss the status of negotiations with one potential acquirer and other strategic alternatives available to Piedmont. On May 10, 2006, at a meeting of Piedmont’s chairman William M. Evans, Jr., its President, Brian D. Schmitt, a representative of FIG Partners, and legal counsel, FIG Partners reported that the potential acquiror had informed FIG Partners that, due to another transaction this party was pursuing, it would need to postpone further discussions regarding Piedmont. In light of this development, Piedmont reevaluated the level of interest in Piedmont expressed by the other third parties previously contacted and decided to expand the list of potential acquirors.

    After receiving instructions from the Executive Committee, FIG Partners immediately proceeded to contact eight additional institutions regarding their interest in a possible transaction with Piedmont, one of which was Private. Private had been introduced to the potential opportunity of a transaction with Piedmont by Hovde Financial, LLC, which Private had retained as its financial advisor in connection with a possible transaction. Again, confidentiality agreements were executed with six of the eight new parties contacted and meetings were scheduled among certain executive officers of Piedmont and some of the potential acquirors. Executives of Piedmont and Private met on May 22, 2006 in Atlanta, Georgia to discuss business strategies and to determine if there was a strategic fit between the two parties. Present at the meeting were Mr. Schmitt, Anthony J. Mannino, Piedmont’s chief financial officer, Joseph G. Wirtz, executive vice president, Mark K. Hancock, Piedmont’s executive vice president, Ralph B. Mandell, Private’s chairman, president and chief executive officer, and Dennis Klaeser, Private’s chief financial officer, as well as representatives from FIG Partners.

Over the next two weeks, Private reviewed Piedmont’s confidential memorandum, along with additional information provided by Piedmont, to determine its preliminary level of interest. On June 9, 2006, Private submitted a non-binding preliminary letter of interest detailing its willingness to pursue a business combination with Piedmont with a value range of approximately $44 million to $47 million, which became the basis for future negotiations between the two parties.

Piedmont’s Executive Committee met with legal counsel and FIG Partners again on June 15, 2006 to discuss Private’s proposal and to obtain an update on two other institutions that continued to express an interest in Piedmont but had yet to submit written indications of interest. The Executive Committee instructed Piedmont’s management and FIG Partners to continue discussions with Private, which included allowing Private to conduct limited on site due diligence over the next week, and to continue conversations with the other two parties. Mr. Schmitt also traveled to Chicago on June 16, 2006 to meet with executives from Private, including Mr. Mandell and Mr. Klaeser.

Within a week, one of the other parties with whom Piedmont was continuing discussions informed Piedmont that it had decided not to pursue a strategic relationship at this time, and the remaining party informed Piedmont that it would need additional time in order to decide whether it would pursue a transaction with Piedmont at this time, and on what terms. Concurrent with these discussions, management and FIG Partners further negotiated the details of the terms with Private regarding the financial aspects of a proposed deal, including price protection and employment agreements and also the impact of the proposed acquisition on the short-term and long-term social and economic interests of Piedmont’s employees, customers, shareholders, other constituents, and the community in which the bank operates.

From June 19, 2006 to June 30, 2006, Mr. Schmitt and representatives of FIG Partners had numerous discussions with Mr. Klaeser and other senior executives of Private regarding the principal financial and business terms of the transaction. Piedmont also consulted with its legal advisors concerning Private’s proposal, including the proposed terms of the merger and the proposed employment arrangements with certain executive officers of Piedmont.

On June 22, 2006, at a regularly-scheduled meeting of Private’s board of directors, Messrs. Mandell and Klaeser informed the board of their discussions with Mr. Schmitt and FIG Partners and the submission of a preliminary indication of interest to Piedmont. The board responded positively to these developments, and authorized management to continue to pursue a potential transaction with Piedmont.

The results of both parties’ due diligence and continued discussions were memorialized in a revised expression of interest on June 30, 2006 and, after further discussions, a third and final version of the non-binding letter of interest was submitted by Private on July 7, 2006. The following week, Messrs. Schmitt, Mannino, Wirtz, and Hancock, along with representatives from Piedmont’s legal counsel and FIG Partners, performed additional due diligence at Private’s headquarters in Chicago.

On July 18, 2006, a draft of the definitive merger agreement was circulated and the parties began negotiations on an agreement that would be mutually acceptable to both parties. Piedmont’s board of directors met on July 27, 2006 to review the draft merger agreement with its legal counsel and representatives of FIG Partners. FIG Partners also presented a comprehensive overview and financial analysis of the proposed transaction along with a comparison of the proposed transaction with recent comparable transactions. Following this presentation, Piedmont’s board identified certain items that needed further discussion and analysis and authorized management to engage in further negotiations with Private with a view to signing a definitive agreement. Piedmont’s board held a follow-up meeting on August 2, 2006 to discuss the proposed transaction and to determine whether to approve the merger agreement.

On July 27, 2006, at a regularly-scheduled meeting of Private’s board of directors, representatives of Private’s outside legal counsel, Vedder, Price, Kaufman & Kammholz, P.C., presented the material terms of the proposed merger agreement with Piedmont, the employment, retention bonus and other related agreements to be entered into with Messrs. Schmitt, Hancock, Mannino and Wirtz and the anticipated timing of the proposed transaction, and answered questions raised by the directors. Management presented the results of its due diligence review and investigation of Piedmont. In addition, representatives of Robert W. Baird (“Baird”), Private’s financial advisor in connection with the proposed transaction, made a presentation to the board regarding the terms of the proposed transaction and discussed a range of matters, including the amount and form of merger consideration and its financial analysis regarding the proposed transaction, and gave its oral opinion (subsequently confirmed in writing) that, as of that date, and based upon and subject to the various matters set forth in that opinion, the aggregate merger consideration proposed to be paid by Private pursuant to the merger agreement was fair to Private from a financial point of view. After considerable discussion, the board authorized management to continue its negotiation to finalize the merger agreement, and, subject to satisfactorily resolving any remaining issues, determined that the merger agreement was advisable and in the best interest of Private and its stockholders and unanimously approved entering into the merger agreement with Piedmont.

At the August 2, 2006 meeting, members of Piedmont’s board listened to presentations from Piedmont’s legal counsel regarding the material terms of the merger agreement and FIG Partners’ presentation regarding the fairness, from a financial perspective, of the merger consideration to Piedmont’s shareholders. After lengthy deliberations, Piedmont’s board of directors unanimously approved the merger agreement and Mr. Schmitt was authorized to finalize and execute the merger agreement.

The merger agreement was entered into by both parties on August 2, 2006, and the transaction was publicly announced on August 3, 2006, by a press release issued by Private before the opening of trading of Private’s common stock on the Nasdaq Global Select Market.

Piedmont’s reasons for the merger and recommendation of the board of directors

Piedmont’s board of directors believes that the merger is in the best interests of Piedmont and its shareholders. Accordingly, Piedmont’s board of directors has unanimously approved the merger agreement and unanimously recommends that its shareholders vote “FOR” the approval of the merger agreement.

Piedmont’s reasons for the merger

In approving the merger and unanimously recommending that its shareholders adopt the agreement and approve the merger and related transactions, Piedmont’s board of directors consulted with certain members of Piedmont’s management as well as its legal and financial advisors, and considered a number of factors, including:

•	the financial terms of the merger, including the relationship of the merger consideration to be received by the shareholders of Piedmont to the current book value of Piedmont common stock;

•	the fact that Private has successfully expanded its franchise into new markets through de novo banking and acquisition and the integration of those new units into the consolidated company;

•	the fact that shareholders of Piedmont will receive a substantial portion of the merger consideration in shares of Private common stock, which is publicly traded on the Nasdaq Global Select Market;

•	the opinion rendered by FIG Partners that, from a financial perspective, the merger consideration is fair to Piedmont’s shareholders;

•	the merits of other strategic options available to Piedmont, including continuing as an independent entity while making certain changes to its current strategic plans;

•	FIG Partners’ detailed analysis of similar transactions which demonstrated that the principal financial and business terms of the merger were comparable;

•
the low probability of receiving more favorable merger proposals from other financial institutions in the near future due to the thorough market-testing process that Piedmont’s board of directors had completed;

•	the expected compatibility of cultures, management and similar business philosophies of Piedmont and Private;

•	the employee benefits that current employees of Piedmont would receive as employees of Private and Private’s willingness to give such employees credit for past service to Piedmont;

•	the potential benefits to Piedmont’s current and future customers, given Private’s reputation for superior client service, expanded product and service offerings and higher legal lending limits;

•
the information regarding Private’s financial condition, operations, culture and business philosophy obtained as a result of the due diligence review of and meetings between Mr. Schmitt and FIG Partners and the executive management of Private;

•
the expected treatment of the merger as a “reorganization” for United States federal income tax purposes which would generally allow Piedmont shareholders electing to receive Private common stock in the merger to avoid recognizing gain or loss upon the conversion of shares of Piedmont common stock into shares of Private common stock;

•
the ability to terminate the agreement or to adjust the exchange ratio at the closing of the merger if the market price of Private’s common stock increases or decreases above or below an agreed-upon collar, and such increases and decreases are not consistent with the movement of the Nasdaq Bank Index;

•	the challenges of integrating the businesses, assets and workforces of the two companies;

•
the proposed employment arrangements with Messrs. Schmitt, Mannino, Wirtz and Hancock, and the fact that some of Piedmont’s directors and executive officers have other interests in the merger that are in addition to their interests as Piedmont shareholders. See “—Interests of certain persons in the merger” beginning on page _____;

•	that the growth of Piedmont without the affiliation with a larger holding company would likely be limited because of Piedmont’s need for increased capital resources to support future growth;

•
that an affiliation with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations, improve opportunities to attract and retain new employees, and enhance the development of new products and services;

•
the potential benefits and opportunities for employees of Piedmont, as a result of both continuing and future employment opportunities at Private and the more favorable employee benefit plans available in a larger organization; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

The reasons set out above for the merger are not intended to be exhaustive, but include the material factors considered by Piedmont’s board of directors in approving the merger. In reaching its determination, Piedmont’s board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors.

For the reasons set forth above, Piedmont’s board of directors believes that the merger and related transactions are in the best interests of Piedmont and its shareholders. Piedmont’s board of directors has unanimously approved and adopted the merger agreement and unanimously recommends that Piedmont’s shareholders vote “FOR” adoption of the merger agreement and approval of the merger.

Certain directors and officers of Piedmont have interests in the merger in addition to their interests as shareholders generally, including entitlement to certain cash payments that will be made as a result of the merger under various benefit plans and agreements currently in place and to be made under agreements entered into between the individuals and Private in connection with the merger. You may wish to consider these interests in evaluating Piedmont’s board of directors’ recommendation that you vote in favor of the merger. See “Description of the merger—Interests of certain persons in the merger.” All members of Piedmont’s board of directors and certain executive officers have agreed to vote their shares in favor of the merger at the special meeting.

Private’s reasons for the merger

Private’s board of directors believes that the merger is in the best interests of Private and its stockholders. In deciding to approve the merger, Private’s board of directors considered a number of factors, including:

•	management’s view that the acquisition of Piedmont provides an attractive opportunity to expand into the desirable Buckhead neighborhood and surrounding communities in Atlanta, Georgia;

•	Piedmont’s business banking focus, its commitment to superior customer service and its compatibility with Private and its subsidiaries;

•	the experience and motivation of Piedmont’s management team and the depth of its existing and potential client base;

•
a review of the demographic, economic and financial characteristics of the markets in which Piedmont operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•	management’s review of the business, operations, earnings and financial condition, including management, capital levels and asset quality, of Piedmont Bank since its de novo formation in 2001; and

•	the likelihood of regulators approving the merger without undue conditions or delay.

While Private’s board of directors considered these and other factors, the board of directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. Private’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of Private’s stockholders. The terms of the merger were the result of arm’s-length negotiations between representatives of Private and representatives of Piedmont.

Fairness Opinion of Piedmont’s Financial Advisor

FIG Partners LLC has delivered to Piedmont’s board of directors its opinion that, based upon and subject to the various considerations set forth in its written opinion dated August 2, 2006, the total transaction consideration to be paid to Piedmont’s shareholders in the merger is fair from a financial point of view as of such date. In requesting FIG Partners’ advice and opinion, no limitations were imposed by Piedmont upon FIG Partners with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of FIG Partners, dated August 2, 2006, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached to this proxy statement/prospectus hereto as Annex D. Piedmont shareholders should read this opinion in its entirety.

FIG Partners is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, FIG Partners has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Piedmont’s board of directors selected FIG Partners to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

FIG Partners will receive a fee from Piedmont for performing its financial advisory services in connection with the merger and rendering a written opinion to Piedmont’s board of directors as to the fairness, from a financial point of view, of the merger to Piedmont’s shareholders; a significant portion of this fee is contingent upon the consummation of the merger. Further, Piedmont has agreed to indemnify FIG Partners against any claims or liabilities arising out of FIG Partners’ engagement by Piedmont.

FIG Partners’ opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any Piedmont shareholder as to how the shareholder should vote at the special meeting. The summary of the opinion of FIG Partners set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by FIG Partners in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation by FIG Partners to Piedmont’s board of directors. The summary set forth below does not purport to be a complete description of either the analyses performed by FIG Partners in rendering its opinion or the presentation delivered by FIG Partners to Piedmont’s board of directors, but it does summarize all of the material analyses performed and presented by FIG Partners.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, FIG Partners did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. FIG Partners may have given various analyses more or less weight than other analyses. Accordingly, FIG Partners believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to Piedmont’s board of directors and its fairness opinion.

In performing its analyses, FIG Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Piedmont and Private. The analyses FIG Partners performed are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FIG Partners’ analysis of the fairness of the transaction consideration, from a financial point of view, to Piedmont shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. FIG Partners’ opinion does not address the relative merits of the merger as compared to any other business combination in which Piedmont might engage. In addition, as described above, FIG Partners’ opinion to Piedmont’s board of directors was one of many factors taken into consideration by the board of directors in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, FIG Partners reviewed and analyzed material bearing upon the financial and operating conditions of Piedmont and Private and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning Piedmont and Private;

•	certain internal financial statements and other financial and operating data concerning Piedmont and Private;

•	certain financial projections prepared by the managements of Piedmont and Private;

•	the nature and terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that FIG Partners considered relevant;

•	the pro forma ownership of Private common stock by Piedmont shareholders relative to the pro forma contribution of Piedmont’s assets, liabilities, equity and earnings to the combined company;

•	the pro forma impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	such other factors as FIG Partners deemed appropriate.

FIG Partners conducted meetings and had discussions with members of senior management of Piedmont and Private for purposes of reviewing the future prospects of Piedmont and Private, including the financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings and revenue enhancements expected to be achieved as a result of the merger. FIG Partners also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, FIG Partners assumed, without independent verification, the accuracy and completeness of the publicly and non-publicly available financial and other information furnished to FIG Partners by Piedmont and Private and relied upon the accuracy of the representations and warranties of the parties contained in the merger agreement. FIG Partners also assumed that the financial forecasts furnished to or discussed with FIG Partners by Piedmont and Private were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Piedmont and Private as to the future financial performance of Piedmont and Private. FIG Partners has not made any independent evaluation or appraisal of any properties, assets or liabilities of Piedmont or Private.

Comparable Transaction Analysis. As part of its analysis, FIG Partners reviewed three groups of comparable merger transactions. The first peer group included transactions which have occurred since January 1, 2005, that involved target banks nationwide that had total assets between $150 million and $250 million and a return on average assets (ROAA) greater than three quarters of one percent (0.75%) (the “National Merger Group”). This National Merger Group consisted of the following 24 transactions:

Buyer	ST	Seller	ST
Castle Creek Capital LLC	CA	Bankshares Inc.	FL
ChoiceOne Financial Services	MI	Valley Ridge Financial Corp.	MI
Security Bank Corp.	GA	Homestead Bank	GA
Vineyard National Bancorp	CA	Rancho Bank	CA

Buyer	ST	Seller	ST
Farmers Capital Bank Corp.	KY	Citizens National Bcshrs Inc.	KY
First Muskogee Financial Corp.	OK	First Financial Bancshares	OK
American Founders Bank Inc.	KY	First Security Bancorp Inc.	KY
Bank of Choice Holding Company	CO	First National Bank of Arvada	CO
Liberty Shares Inc.	GA	Peoples Banking Corporation	GA
Tower Bancorp Inc.	PA	FNB Financial Corp.	PA
Frontier Financial Corp.	WA	Northstar Financial Corp.	WA
Glacier Bancorp Inc.	MT	Thompson Falls Holding Company	MT
Farmers Capital Bank Corp.	KY	Citizens Bancorp Inc.	KY
MetroCorp Bancshares Inc.	TX	First United Bank	CA
UCBH Holdings Inc.	CA	Pacifica Bancorp Inc.	WA
Community Bancorp	NV	Bank of Commerce	NV
State National Bancshares Inc.	TX	Heritage Financial Corporation	TX
First Security Group Inc.	TN	Jackson Bank & Trust	TN
First Community Bancorp	CA	First American Bank	CA
Home Bancshares Inc.	AR	Mountain View Bancshares Inc.	AR
NewAlliance Bancshares Inc.	CT	Cornerstone Bancorp Inc.	CT
Exchange National Bancshares	MO	Bank 10	MO
Princeton National Bancorp	IL	Somonauk FSB Bancorp Inc.	IL
Capital City Bank Group Inc.	FL	First Alachua Banking Corp.	FL

In addition, FIG Partners also reviewed comparable mergers involving banks headquartered in Georgia that were announced since January 1, 2004, (the “Georgia Merger Group”). This Georgia Merger Group consisted of the following 28 transactions:

Buyer	ST	Seller	ST
Coastal Banking Co.	SC	Charter Cairo Bkg Co. & branch	GA
First Charter Corp.	NC	GBC Bancorp Inc	GA
Alabama National Bancorp.	AL	PB Financial Services Corp.	GA
Nuestra Tarjeta de Servicios	GA	NBOG Bancorp Inc	GA
Security Bank Corp.	GA	Homestead Bank	GA
NBC Capital Corp.	MS	Seasons Bancshares Inc.	GA
GB&T Bancshares Inc.	GA	Mountain Bancshares Inc.	GA
BB&T Corp.	NC	Main Street Banks Inc.	GA
Security Bank Corp.	GA	Neighbors Bancshares Inc.	GA
Gwinnett Commercial Group Inc.	GA	Buford Banking Group Inc.	GA
Liberty Shares Inc.	GA	Peoples Banking Corporation	GA
Security Bank Corp.	GA	Rivoli Bancorp Inc.	GA
Synovus Financial Corp.	GA	Riverside Bancshares Inc.	GA
ABC Bancorp	GA	First National Banc Inc.	GA
South Georgia Bank Hldg Co	GA	Community National Bancorp.	GA
FLAG Financial Corp.	GA	First Capital Bancorp, Inc.	GA
GB Bank Group, Inc.	GA	Tippins Bankshares Inc.	GA
First Horizon National Corp.	TN	West Metro Financial Services	GA
Security Bank Corp.	GA	SouthBank	GA
Capitol Bancorp Ltd.	MI	Peoples State Bank	GA
Habersham Bancorp	GA	Liberty Bank & Trust	GA
GB&T Bancshares Inc.	GA	FNBG Bancshares, Inc.	GA
United Community Banks Inc.	GA	Liberty National Bancshares	GA
Crescent Banking Co.	GA	Futurus Financial Services	GA
United Community Banks Inc.	GA	Eagle National Bank	GA
Enterprise Banking Co. Inc.	GA	Dorsey State Bank	GA
Capital City Bank Group Inc.	FL	Farmers & Merchants Bank	GA
GB&T Bancshares Inc.	GA	Lumpkin County Bank	GA

FIG Partners also reviewed select comparable mergers involving banks headquartered in the Southeast that were announced since January 1, 2005, in which the total assets of the seller were between $100 million and $500 million (the “Southeast Merger Group”). This Southeast Merger Group consisted of the following 35 transactions:

Buyer	ST	Seller	ST
Castle Creek Capital LLC	CA	Bankshares Inc.	FL
First Charter Corp.	NC	GBC Bancorp Inc	GA
Mercantile Bancorp Inc.	IL	Royal Palm Bancorp Inc.	FL
Security Bank Corp.	GA	Homestead Bank	GA
Crescent Financial Corp.	NC	Port City Capital Bank	NC
Riverside Banking Company	FL	First Cmmty Bank Holding Corp.	FL
NBC Capital Corp.	MS	SunCoast Bancorp Inc.	FL
Banc Corp.	AL	Kensington Bankshares Inc.	FL
BNC Bancorp	NC	SterlingSouth B&TC	NC
Premier Community Bankshares	VA	Albemarle First Bank	VA
GB&T Bancshares Inc.	GA	Mountain Bancshares Inc.	GA
Seacoast Banking Corp. of FL	FL	Big Lake Financial Corporation	FL
Security Bank Corp.	GA	Neighbors Bancshares Inc.	GA
Union Bankshares Corp.	VA	Prosperity B&TC	VA
Alabama National Bancorp.	AL	Florida Choice Bankshares Inc.	FL
Synovus Financial Corp.	GA	Banking Corporation of Florida	FL
Gwinnett Commercial Group Inc.	GA	Buford Banking Group Inc.	GA
American National Bankshares	VA	Community First Financial Corp	VA
Liberty Shares Inc.	GA	Peoples Banking Corporation	GA
Security Bank Corp.	GA	Rivoli Bancorp Inc.	GA
Whitney Holding Corp.	LA	First National Bancshares Inc.	FL
Commerce Bancorp Inc.	NJ	Palm Beach County Bank	FL
ABC Bancorp	GA	First National Banc Inc.	GA
Capital Bank Corp.	NC	1st State Bancorp Inc.	NC
South Georgia Bank Hldg Co	GA	Community National Bancorp.	GA
Citizens South Banking Corp.	NC	Trinity Bank	NC
First Security Group Inc.	TN	Jackson Bank & Trust	TN
FNB Corp.	NC	United Financial Inc.	NC
Coastal Banking Co.	SC	First Capital Bank Holding Cp	FL
First Horizon National Corp.	TN	West Metro Financial Services	GA
First Citizens Bancorp.	SC	Summit Financial Corp.	SC
First Busey Corp.	IL	Tarpon Coast Bancorp	FL
Capital City Bank Group Inc.	FL	First Alachua Banking Corp.	FL
Home Bancshares Inc.	AR	Marine Bancorp Inc.	FL
Security Bank Corp.	GA	SouthBank	GA

FIG Partners calculated the medians and averages of the following relevant transaction ratios in the Nationwide Merger Group, the Georgia Merger Group and the Southeast Merger Group: (1) the percentage of the offer value to the acquired company’s total assets; (2) the multiple of the offer value to the acquired company’s earnings for the 12 months preceding the announcement date of the transaction; (3) the multiple of the offer value to the acquired company’s tangible book value; and (4) the tangible book value premium to core deposits. FIG Partners compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $46.6 million, or $29.68 per Piedmont diluted share, based on Private’s 10-day average trading price of $42.28 as of July 26, 2006. In calculating the multiples for the merger, FIG Partners used Piedmont’s earnings for the 12 months ended June 30, 2006, and Piedmont’s tangible book value per share, total assets, and total deposits as of June 30, 2006. The results of this analysis are as follows:

	Offer Value to
	Total Assets (%)	Tangible Book Value (x)	12 months Preceding Earnings (x)	Ratio of Tangible Book Value Premium to Core Deposits (%)
Piedmont Bancshares, Inc.	21.5	317.3	25.9	25.1
National Merger Group median	22.3	240.0	21.8	17.4
National Merger Group average	21.6	240.2	21.5	18.7
Georgia Merger Group median	20.5	255.7	23.8	21.3
Georgia Merger Group average	22.2	241.2	22.8	20.3
Southeast Merger Group median	24.1	257.0	24.5	23.6
Southeast Merger Group average	24.8	263.6	24.0	24.4

Discounted Cash Flow Analysis. FIG Partners estimated the present value of all shares of Piedmont common stock by estimating the value of Piedmont’s estimated future earnings stream beginning in 2006. Reflecting Piedmont’s internal projections and FIG Partners estimates, FIG Partners assumed net income in 2006, 2007, 2008, 2009, and 2010 of $2.181 million, $2.504 million, $3.020 million, $3.794 million, and $4.617 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 12.0%, 13.0%, and 14.0%, respectively. In order to derive the terminal value of Piedmont’s earnings stream beyond 2010, FIG Partners performed three separate analyses: (1) growth into perpetuity of four percent (4%); (2) an acquisition in 2010 at 19.0 times estimated earnings in that year; and (3) an acquisition in 2010 at 2.41 estimated book value in that year. The present value of these terminal amounts was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Piedmont’s common stock. The three analyses and the underlying assumptions yielded a range of value for all the shares of Piedmont’s stock of approximately (1) $36.7 million to $46.9 million in aggregate; (2) $45.6 million to $49.8 million in aggregate; and (3) $37.7 million to $41.2 million in aggregate compared to the merger consideration of $46.6 million.

Contribution Analysis. FIG Partners prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, and total common equity and tangible equity at June 30, 2006 for Piedmont and for Private, and estimated fiscal year 2006 and 2007 earnings that would be contributed to the combined company on a pro-forma basis by Piedmont and Private. Assuming an all stock transaction, this analysis indicated that holders of Piedmont common stock would own approximately 5.0% of the pro forma common shares outstanding of Private, assuming an exchange ratio of 0.7020 based on the fully diluted price per share of $29.68 for Piedmont and a 10-day trailing average price of $42.28 for Private, while contributing an average of 5.3% of the financial components listed above. The implied 5.0% pro forma ownership is for example purposes only as the transaction consists of approximately sixty percent (60%) stock consideration and approximately forty percent (40%) cash consideration. Because of this mixed consideration, the actual implied pro forma ownership that holders of Piedmont common stock would own is approximately 2.9%, assuming the same exchange ratio as above.

Piedmont Contribution To Private
Total assets	5.6%
Total net loans	5.4%
Total deposits	5.3%
Total equity	5.5%
Total tangible equity	7.4%
Net income - estimated fiscal year 2006	5.0%

Piedmont Contribution To Private
Net income - estimated fiscal year 2007	4.9%
Average Piedmont contribution percentage	5.3%
Piedmont pro forma ownership assuming all stock	5.0%
Actual Piedmont pro forma ownership (60% stock)	2.9%

Peer Comparable Analysis. Using publicly available information, FIG Partners compared the financial performance and stock market valuation of Private with the following publicly traded banking institutions with assets as of June 30, 2006 of between $2 billion and $17 billion:

Institution Name	Ticker	State	Total Assets ($000)
Boston Private Financial Holdings, Inc.	BPFH	MA	5,231,264
Centennial Bank Holdings, Inc.	CBHI	CO	2,850,281
City National Corporation	CYN	CA	14,477,067
CoBiz Inc.	COBZ	CO	2,095,163
First Community Bancorp	FCBP	CA	4,559,213
First Republic Bank	FRC	CA	10,380,347
Frontier Financial Corporation	FTBK	WA	3,099,500
Glacier Bancorp, Inc.	GBCI	MT	3,800,158
Investors Financial Services Corp.	IFIN	MA	12,367,469
Mercantile Bankshares Corporation	MRBK	MD	17,002,714
Signature Bank	SBNY	NY	4,494,621
Sterling Bankshares, Inc.	SBIB	TX	3,789,920
Washington Trust Bancorp, Inc.	WASH	RI	2,432,277
Western Alliance Bancorporation	WAL	NV	3,889,900
Wilmington Trust Corporation	WL	DE	10,590,700

Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of June 30, 2006 and, where relevant, closing stock market information as of July 25, 2006. Selected market information for Private and the group of comparable companies that was analyzed is provided below.

	Stock Price	Price/ TBV (%)	Price/ Book (%)	Price/ 2006 Est. EPS (x)	Wkly Vol/ Shares Out	Mkt. Cap ($m)	Inside Ownership (%)
Private	$44.02	505.3	368.7	26.7	2.33	933.2	17.8
Comparable company average	N/M	383.5	252.1	22.0	2.05	1,522.0	8.13

	ROAE (%)	ROAA (%)	Equity Ratio (%)	Efficiency Ratio (%)	NPAs/ Average Assets (%)	Reserves/NPAs (%)
Private	15.10	1.10	5.15	51.44	0.09	N/M
Comparable company average	13.60	1.20	6.62	56.96	0.25	357.3

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, FIG Partners determined that the transaction consideration was fair, from a financial point of view, to Piedmont shareholders.

Accounting treatment

Private will account for the merger under the “purchase” method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Using the purchase method of accounting, the assets and liabilities of Piedmont will be recorded by Private at their respective fair values at the time of the completion of the merger. The excess of Private’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill.

Certain federal income tax consequences of the merger

General. The following discussion addresses certain United States federal income tax consequences of the merger that are generally applicable to Piedmont’s shareholders. It does not address the tax consequences of the merger under foreign, state, or local tax laws or the tax consequences of transactions completed before or after the merger. Also, the following discussion does not deal with all federal income tax considerations that may be relevant to certain Piedmont shareholders in light of their particular circumstances, such as but not limited to shareholders who:

•	are dealers in securities;

•	are insurance companies or tax-exempt organizations;

•	are subject to alternative minimum tax;

•	hold their shares as part of a hedge, straddle, or other risk reduction transaction; or

•	are foreign persons.

You are urged to consult your own tax advisors regarding the tax consequences of the merger to you based on your own circumstances, including the applicable federal, state, local and foreign tax consequences.

The following discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, judicial decisions, and administrative rulings and practice, all as of the date of this document and all of which are subject to change, possibly with retroactive effect. Any change could be applied to transactions that were completed before the change, and could affect the accuracy of the statements and conclusions in this discussion as well as the tax consequences of the merger.

Tax Opinion of Vedder, Price, Kaufman & Kammholz, P.C. Neither Private nor Piedmont has requested, nor will they request, a ruling from the Internal Revenue Service with regard to the federal income tax consequences of the merger. Instead, as a condition to the closing of the merger, Vedder, Price, Kaufman & Kammholz, P.C., special counsel to Private, will render its opinion to Private and Piedmont, subject to customary representations and assumptions referred to in the opinion, substantially to the effect that:

•
the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and Piedmont and Private will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

•	no gain or loss will be recognized by Private or Piedmont as a result of the transactions contemplated in the merger;

•
no gain or loss will be recognized by Piedmont shareholders upon the receipt of Private common stock in exchange for Piedmont common stock, except that (1) realized gain, but not loss, will be recognized to the extent of the cash portion of the merger consideration received by Piedmont shareholders who receive a combination of Private common stock and cash in exchange for Piedmont common stock, and (2) gain or loss will be recognized with respect to any cash received for a fractional share of Private common stock. Gain or loss will also be recognized by Piedmont shareholders who receive solely cash in exchange for Piedmont common stock;

•
the adjusted tax basis of the Private common stock received by Piedmont shareholders in the merger (including any fractional share interest in Private common stock) will be the same as the adjusted tax basis of the Piedmont common stock surrendered, decreased by the amount of any cash received (excluding cash received in lieu of a fractional share) and increased by the amount of any gain recognized in the exchange;

•
the holding period of the Private common stock received by Piedmont shareholders will include the holding period of the Piedmont common stock surrendered, provided that the Piedmont common stock was held as a capital asset in the hands of the Piedmont shareholders on the date of the exchange;

•	the adjusted tax basis of the Piedmont assets in the hands of Private will be the same as the adjusted tax basis of such assets in the hands of Piedmont immediately prior to the exchange; and

•	the holding period of the Piedmont assets transferred to Private will include the period during which such assets were held by Piedmont immediately prior to the exchange.

Vedder Price’s opinion will be based upon the assumption that the merger will take place substantially in the manner described in the merger agreement and will also assume the truth and accuracy of certain factual representations that will have been made by Private and Piedmont and which are customarily given in transactions of this nature. Vedder Price’s opinion will not be binding on the Internal Revenue Service or the courts and there can be no assurance that the Internal Revenue Service will not take a contrary position to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the Internal Revenue Service.

    Gain Recognition on Receipt of Cash. Piedmont shareholders that receive solely cash in exchange for their shares of Piedmont common stock will recognize gain or loss in an amount equal to the difference between the amount of cash they receive and their adjusted tax basis in their Piedmont shares. Piedmont shareholders who receive a combination of cash and Private common stock will recognize gain, but not loss, with respect to the cash portion of the merger consideration they receive. The amount of gain will be limited to the amount of cash received. Additionally, any cash received by Piedmont shareholders instead of fractional shares of Private common stock will result in gain or loss. The gain or loss recognized by Piedmont shareholders will generally be treated as capital gain or loss, unless the receipt of cash has the effect of the distribution of a dividend, in which case, the cash received will generally be treated as dividend income. Net capital gain recognized by individual and other non-corporate shareholders from the sale or exchange of stock or securities held for more than twelve months, and certain dividend income, are generally taxed at a maximum federal income tax rate of 15%. In the case of a properly dissenting shareholder as provided under Georgia law, the shareholder will recognize gain or loss upon receipt of cash for the shareholder’s shares.

Withholding. The cash portion of the merger consideration and any cash payments in respect of a fractional share of Private common stock may be subject to the information reporting requirements of the Internal Revenue Service and to backup withholding at the current rate of 28%. Backup withholding will not apply to a payment made to you if you complete properly and timely and sign the substitute Form W-9 that will be included as part of the transmittal letter and notice from Private’s exchange agent, or you otherwise prove to Private and its exchange agent that you are exempt from backup withholding.

Backup withholding is not an additional tax, but an advance payment. Any amount withheld from the payment of the merger consideration may be credited against the United States federal income tax liability of the beneficial owner subject to the withholding and may be refunded to the extent it results in an overpayment of tax. You should consult with your tax advisor as to your qualification for exemption from backup withholding and the procedures for obtaining this exemption.

Reporting and Record Keeping. If you exchange shares of Piedmont common stock in the merger for Private common stock, you are required to retain records of the transaction, and to attach to your federal income tax return for the year of the merger a statement setting forth all relevant facts with respect to the nonrecognition of gain or loss upon the exchange. At a minimum, the statement must include:

•	your tax basis in the Piedmont common stock surrendered; and

•	the amount of cash (if any) received and the fair market value, as of the effective date of the merger, of the Private common stock received in exchange therefor.

The preceding does not purport to be a complete discussion of all potential federal income tax consequences of the merger that may be relevant to a particular Piedmont shareholder. You are urged to consult with your own tax advisor regarding the specific tax consequences to you as a result of the merger, including the applicability and effect of foreign, state, local and other tax laws.

Regulatory approvals

The merger cannot proceed without obtaining all requisite regulatory approvals. Private has agreed to take all appropriate actions necessary to obtain the required approvals.

The merger of Private and Piedmont is subject to prior approval of each of the Federal Reserve and the GDBF. Private submitted a notice application to the Federal Reserve Bank of Chicago and the GDBF on September 1, 2006 seeking the necessary approval.

The merger may not be consummated until approximately 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval, unless a court specifically orders otherwise.

Interests of certain persons in the merger

General. Members of the board of directors and certain executive officers of Piedmont may have interests in the merger that are different from, or are in addition to, the interests of Piedmont shareholders generally. The Piedmont board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and determining to recommend to Piedmont shareholders to vote for approval of the merger agreement. As of the record date, Piedmont’s directors and executive officers owned, in the aggregate, [________] shares of Piedmont’s common stock, representing approximately [___]% of Piedmont’s outstanding shares of common stock, plus options and warrants to purchase an aggregate of [_____] shares of Piedmont’s common stock with a weighted average exercise price of $[___] and $[___] per share, respectively. Additionally, Piedmont’s directors and officers own [____] shares of Series A Convertible Preferred Stock.

Stock Options and Warrants. If the merger is completed, each outstanding and unexercised option and warrant to purchase Piedmont common stock will automatically terminate, and the holder will receive shares of Private common stock with a value, based on the reference price, equal to $29.68 minus the exercise price per share of the option or warrant multiplied by the number of shares covered by such option or warrant, minus the number of shares of Private common stock needed to satisfy any applicable withholding taxes. Piedmont’s employees hold options and warrants to purchase a total of [______] and [______] shares of Piedmont common stock at a weighted average exercise price of $[____] and $[____] per share, respectively.

Employment Agreements. The merger agreement requires Piedmont’s President and Chief Executive Officer, Brian D. Schmitt, as well as Mark K. Hancock, Anthony J. Mannino and Joseph G. Wirtz, each executive officers of Piedmont, to enter into employment agreements with Piedmont Bank and Private prior to closing. The term of each of the agreements will commence on the closing date of the merger. In this section, Messrs. Hancock, Mannino and Wirtz are referred to as an “executive” or together as the “executives.”

The term of the Mr. Schmitt’s employment agreement is two years. The agreement is subject to automatic renewal for successive one-year terms unless either of the parties gives notice of its intention not to renew at least 90 days before the expiration of the then current term. In the event of a change in control (as defined in the agreement) of Private, the agreement will be automatically extended for an additional two years from such date.

The agreement provides for a base salary of $195,000 per year, which is subject to review from time to time, provided that the amount of the salary may not be reduced below the base salary without Mr. Schmitt’s written consent. Beginning in 2007 and for each year Mr. Schmitt is employed by Piedmont Bank, he is eligible to receive a bonus in an amount as may be determined from time to time by the board and is entitled to participate in benefit plans and other fringe benefits available to Private’s managing directors. Also, as soon as practicable following the effective date of the merger, Mr. Schmitt will be granted options to purchase shares of Private’s common stock with a value of approximately $175,000 and an additional grant of restricted stock with a value of $175,000.

Under the agreement, Mr. Schmitt’s employment may be terminated by Private at any time for “cause” as defined in the agreement, in which case, or if he resigns without “good reason,” the agreement terminates immediately, and he would be entitled only to unpaid benefits accrued during the term of his employment. If Mr. Schmitt chooses to resign with good reason, or Private chooses to terminate his employment without cause, he is entitled to receive severance in an amount equal to 100% of his then-current annual base salary, plus the average of the sum of any bonuses he earned during the previous three years, in addition to a pro rata bonus for the year of termination based on the prior year’s bonus amount, if any, and the amount of any unpaid retention bonus pursuant to the retention bonus agreement entered into between Mr. Schmitt and Piedmont Bank in connection with the merger agreement. The agreement also provides for death benefits equal to six months of his then current annual base salary.

In the event Mr. Schmitt is terminated after a change in control (as defined in the agreement) of Private, he will be entitled to unpaid benefits accrued during the term of his employment, a pro rata bonus for the year of termination based on the prior year’s bonus amount, if any, the amount of any unpaid retention bonus, and a lump-sum payment equal to two times the sum of: (a) his annual base salary; plus (b) the greater of (i) his bonus amount, if any, for the prior year, or (ii) his average bonus, if any, for the three preceding years; and (c) the sum of contributions that would have been made by Private to him during the year under benefit plans and the annual value of any other prerequisites. The agreement also entitles Mr. Schmitt to receive gross up payments to cover any federal excise taxes payable by him in the event the change in control benefits are deemed to constitute “excess parachute payments” under Section 280G of the Internal Revenue Code. Mr. Schmitt would also be entitled to outplacement counseling services for a reasonable period of time following such termination as agreed to between him and Private.

Except as set forth below, the terms and provisions of the employment agreements entered into with Messrs. Hancock, Mannino and Wirtz are substantially similar to those contained in Mr. Schmitt’s agreement. The term of each of the executive’s employment agreement is three years and is not subject to automatic renewal. The agreement provides that the executive will receive an initial base salary of $160,000 in the case of Mr. Mannino, and $134,000 in the case of each of Messrs. Hancock and Wirtz. Each executive’s base salary is subject to periodic review from time to time, and may be increased (but not decreased without the executive’s prior consent) when and to the extent the Board in its discretion, determines. Each executive is also entitled to receive a grant of stock options with a value of approximately $60,000 and an additional grant of restricted stock with a value of $60,000 as soon as practicable following the effective date of the merger.

Non-competition, Non-disclosure and Non-solicitation Agreements. Upon execution of the merger agreements, each of Messrs. Schmitt, Hancock, Mannino and Wirtz entered into a Non-competition, Non-disclosure and Non-solicitation Agreement with Piedmont Bank. Each agreement contains certain non-solicitation provisions, which prohibit the executive, after termination of his employment with or as a director of Piedmont Bank, from soliciting, either for his own account or for the benefit of any other party (1) any clients or prospective clients of

Piedmont Bank with whom he personally had business contact on the bank’s behalf at any time during the last 24 months he worked at the bank, or (2) any employee of Piedmont Bank for a period of one year after such employee ceases to be employed by the bank. These non-solicitation provisions remain in effect for a period of one year after the termination of the executive’s employment. Each agreement also prohibits the executive from competing with Piedmont Bank by performing banking services or other duties substantially identical to those performed by the executive on behalf of Piedmont Bank, whether as a member of management, executive officer or director of any bank, bank holding company or other financial institution that is a competitor of Piedmont Bank located within Fulton County, Georgia or, subject to certain exceptions, by owning or participating in the ownership of such an entity. If the executive’s employment is terminated prior to the first anniversary of the merger, the non-competition period under the agreement is two years; if termination occurs after the first anniversary but prior to the second anniversary of the merger, the restricted period runs until the third anniversary; and if termination occurs after the second anniversary, the restriction period is one year. In any event, if the executive is terminated without cause or quits for good reason, the non-competition period is one year from such termination date. The non-disclosure provisions of each agreement survive indefinitely.

Retention Bonus Agreements. In connection with and as a condition to Piedmont entering into the merger agreement, and in consideration of each of the executive’s commitment to enter into the employment agreements and efforts in assisting in completing the merger, each of Messrs. Schmitt, Hancock, Mannino and Wirtz entered into a retention bonus agreement with Piedmont Bank. The agreements provide the opportunity for each executive to earn a retention bonus in the amount of $250,000 in the case of Mr. Schmitt, and $150,000 in the case of Messrs. Hancock, Mannino and Wirtz, to be earned and paid in an amount equal to 50% of such bonus on the effective date of the merger, and 50% on the eleventh month anniversary date of the merger, subject to the executive’s continued employment on such dates, except as otherwise set forth in the executive’s employment agreement.

Continued Director and Officer Liability Coverage. Following the effective time, Private has agreed to indemnify and hold harmless the current and former directors and officers of Piedmont and Piedmont Bank for all actions taken by them prior to the effective time of the merger, to the same extent as Piedmont and Piedmont Bank currently provide for indemnification of their officers and directors. Pursuant to the terms of the merger agreement, Private has agreed to provide to each of the directors and officers of Piedmont and Piedmont Bank, following the effective time, tail insurance for five years following the effective time at not less than the current coverage levels provided to directors and officers of Piedmont.

    Proposed Purchase by Private of Piedmont’s Outstanding $2 Million Term Note. Piedmont currently has outstanding a term note in the amount of $2 million with an unaffiliated commercial bank. The note is secured by all of the issued and outstanding stock of Piedmont Bank. Subsequent to entering into the merger agreement, The PrivateBank and Trust Company, one of Private’s bank subsidiaries, initiated steps to purchase the note from that bank. Private currently anticipates increasing the principal amount of the note by up to $1 million once the purchase of the note is complete. Piedmont intends to use the increased borrowings to enhance the capital of Piedmont Bank.

Voting agreement

All directors and certain executive officers of Piedmont have entered into a voting agreement with Private. Under this agreement, these shareholders have each agreed to vote their respective shares of Piedmont common and Series A Preferred Stock:

•	in favor of the merger and the transactions contemplated by the merger agreement;

•	against any action or agreement that would result in a material breach of any term, covenant, representation, warranty or obligation of Piedmont under the merger agreement;

•	against any action or agreement that would impede, interfere with or attempt to discourage the transactions contemplated by the merger agreement; and

•	in favor of the amendment to Piedmont’s Articles of Incorporation.

Furthermore, subject to their fiduciary duties as officers or directors of Piedmont, each of these shareholders has also agreed not to sell, assign, transfer or dispose of any shares of Piedmont common or Series A Preferred Stock that they own prior to the special meeting, except for (1) transfers by operation of law, (2) sales, assignments, transfers or other dispositions necessary as the result of a hardship, with Private’s consent, (3) transfers to charities, charitable trusts, or the spouse or lineal descendants of the individual, or to a trust for the benefit of such persons, (4) transfers to Piedmont in payment of any taxes due upon the exercise of stock options, or (5) as Private may otherwise permit. The shares subject to the voting agreement represent approximately [___]% of Piedmont’s outstanding shares of common stock and approximately [___]% of Piedmont’s outstanding shares of Series A Preferred Stock on the record date. The voting agreement will terminate upon the earlier of the consummation of the merger or termination of the merger agreement in accordance with its terms.

Restrictions on resale of Private common stock

All shares of Private common stock issued to Piedmont’s shareholders in connection with the merger will be freely transferable, except that shares received by persons deemed to be “affiliates” of Piedmont under the Securities Act at the time of the special meeting may be resold only in transactions permitted by Rule 145 under the Securities Act or otherwise permitted under the Securities Act. This proxy statement/prospectus does not cover any resales of the shares of Private common stock to be received by Piedmont’s shareholders upon completion of the merger, and no person may use this proxy statement/prospectus in connection with any resale. Based on the number of shares of Private common stock anticipated to be received in the merger, it is expected that Rule 145 will not limit the amount of shares that former Piedmont shareholders will be able to sell into the market. Persons who may be deemed affiliates of Piedmont for this purpose generally include directors, executive officers, and the holders of 10% or more of the outstanding shares of Piedmont’s common stock.

DESCRIPTION OF THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete text of the merger agreement which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

The text of the merger agreement has been included to provide you with information regarding its terms. The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. The merger agreement contains representations and warranties Private and Piedmont made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to complete the merger. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.

Time of completion

The completion of the merger will take place after all of the conditions to closing set forth in the merger agreement have been fulfilled or waived, and at such time that both parties mutually agree upon. The completion of the merger sometimes is referred to in this proxy statement/prospectus as the closing date. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the “effective time.”

Consideration to be received in the merger

If the merger is completed, the shares of Piedmont common stock which you own immediately before the completion of the merger will be converted into a right to receive either cash (a “cash election”), shares of Private common stock (a “stock election”) or a combination of cash and shares of Private common stock (a “combination election”), subject to possible proration as described below. For each of your shares of Piedmont common stock, you will receive the “per share merger consideration” to be calculated as set forth in the merger agreement. Subject to possible proration, if you elect to receive all cash consideration, you will receive $29.68 per share in cash. Subject to possible proration, if you elect to receive the merger consideration in all shares of Private common stock, you will receive between 0.6132 and 0.7495 of a share of Private common stock for each share of Piedmont common stock, depending on the average of the last reported sale price of Private common stock on the Nasdaq Global Select Market for each of the 10 trading days preceding, but not including, the fifth trading day prior to completion of the merger. The merger agreement provides that the number of shares of Piedmont common stock that may be converted into the right to receive cash consideration, in the aggregate, may not exceed 40% of the shares of Piedmont’s outstanding common stock, and the number of shares that may be converted into the right to receive stock consideration, in the aggregate, may not exceed 60% of the shares of Piedmont’s outstanding common stock.

In this proxy statement/prospectus, we refer to the fraction of a share of Private common stock to be issued for each share of Piedmont common stock subject to the stock election or the combination election as the “exchange ratio” and we refer to the average of the last reported sale price of Private common stock on the Nasdaq Global Select Market for each of the 10 trading days preceding, but not including, the fifth trading day prior to completion of the merger (which we refer to as the “reference period”) as the “reference price.” The merger agreement provides that:

•
The exchange ratio will adjust upward or downward to ensure that the fraction of a share of Private common stock you receive for each share of Piedmont common stock that you own will be equal to $29.68 divided by the reference price so long as the reference price is between $39.60 and $48.40. However, the market value of the fraction of a share of Private common stock that you receive in the merger may be greater or less than $29.68, as the trading price of Private common stock on the date the merger is completed may be greater or less than the reference price used to determine the exchange ratio.

•
If the reference price is less than $39.60, the exchange ratio will no longer adjust upward, and you will receive 0.7495 of a share of Private common stock for each share of Piedmont common stock that you own. This means that the value of the fraction of a share of Private common stock you will receive will be below $29.68 per share to the extent the market price of Private common stock is below $39.60 when the merger is completed.

•
If the reference price is greater than $48.40, the exchange ratio will no longer adjust downward, and you will receive 0.6132 of a share of Private common stock for each share of Piedmont common stock that you own. This means that the value of the fraction of a share of Private common stock you will receive will be above $29.68 per share to the extent the market price of Private common stock is above $48.40 when the merger is completed.

Subject to certain conditions, Piedmont may terminate the merger agreement if (1) the reference price per share of Private common stock as calculated during the reference period is less than $37.40, and (2) the number obtained by dividing the reference price referred to in clause (1) by $44.00, which is the initial Private common stock market value as stated in the merger agreement, is less than the quotient obtained by dividing the price of the Nasdaq Bank Index as of the sixth day prior to the closing date, by $3,213.09, which was the price of the Nasdaq Bank Index on August 1, 2006 (referred to as the “index ratio”), minus 0.15. If conditions (1) and (2) occur, Piedmont may notify Private of its intention to terminate the agreement. Private may prevent termination of the merger agreement by electing within three business days to pay additional merger consideration, in the form of Private common stock, cash or a combination of both, pursuant to the formula described below.

The amount of the additional merger consideration must be such that the aggregate value of the total number of shares of Private common stock to be issued in the merger (prior to any adjustment for the additional consideration) plus the value of the additional consideration (whether paid in cash or stock) will be no less than the lesser of (A) the product of $37.40 and the total number of shares of Private common stock to be issued in the merger (prior to any adjustment for the additional consideration) and (B) the product of (i) the index ratio and (ii) $44.00 multiplied by the total number of shares of Private common stock to be issued in the merger (prior to any adjustment for the additional consideration).

Piedmont shareholders will not receive fractional shares of Private common stock. Instead, they will receive a cash payment for any fractional shares determined by multiplying the fractional share by the reference price.

The following table illustrates the per share value of merger consideration that Piedmont’s shareholders will receive in the merger based on a range of Private’s common stock prices and based on whether a cash or stock election is made.

	CASH ELECTION		STOCK ELECTION
Private Reference Price	Per Share Cash Consideration(1)	OR	Per Share Stock Consideration(2) (exchange ratio)	Market Value of Private Common Stock(3)
$36.00	$29.68		0.7495	$26.98
37.00	29.68		0.7495	27.73
38.00	29.68		0.7495	28.48
39.00	29.68		0.7495	29.23
40.00	29.68		0.7420	29.68
41.00	29.68		0.7239	29.68
42.00	29.68		0.7067	29.68
43.00	29.68		0.6902	29.68
44.00	29.68		0.6745	29.68
45.00	29.68		0.6596	29.68
46.00	29.68		0.6452	29.68
47.00	29.68		0.6315	29.68
48.00	29.68		0.6183	29.68
49.00	29.68		0.6132	30.05
50.00	29.68		0.6132	30.66
51.00	29.68		0.6132	31.27
____________
(1)	The numbers in this column represent the amount of cash consideration you will receive for each share of Piedmont common stock you own.
(2)	The numbers in this column represent the number of shares of Private common stock which you will receive for each share of Piedmont common stock that you own.
(3)
Assumes the closing price of Private’s common stock on the date of the merger is the same as the reference price during the reference period. The actual trading price of Private common stock is subject to market fluctuations, and Piedmont shareholders will not be entitled to receive additional shares in the merger if the trading price of Private’s common stock on the closing date of the merger is less than the average price during the pricing period.

Proration of Merger Consideration. Despite your election, the merger agreement provides that the actual number of shares of Piedmont common stock that may be converted into the right to receive cash consideration (including any shares subject to the cash portion of a combination election), in the aggregate, may not exceed 40% of the shares of Piedmont’s outstanding common stock (the “Maximum Cash Election”) and the number of shares that may be converted into the right to receive Private common stock (including any shares subject to the stock portion of a combination election), in the aggregate, may not exceed 60% of the shares of Piedmont’s outstanding common stock (the “Maximum Stock Election”). If, after the results of the election forms are calculated, the number of shares to be converted into cash or Private common stock exceeds either the Maximum Cash Election or the Maximum Stock Election, Private’s exchange agent will, on a pro rata basis, redesignate those shares to reduce the amount of cash or the number of shares in order to achieve the Maximum Cash Election or Maximum Stock Election, as the case may be. Accordingly, the amount of cash and Private common stock you actually receive as part of the merger consideration may be different from your election. Private may, however, at any time prior to the effective time direct that the redesignation procedures described above not be implemented, in which case the number of shares to be converted into cash or Private common stock may exceed the Maximum Cash Election or Maximum Stock Election, as the case may be, although the redesignation cannot cause the tax consequences to be materially different than as described earlier.

Instead of issuing a fractional share of Private common stock in connection with payment of the stock consideration, cash will be paid in an amount determined by multiplying the fractional share by the reference price.

Stock Options and Warrants. Options and warrants to purchase Piedmont common stock that are outstanding and unexercised immediately before the effective time of the merger will terminate, and the holder will receive shares of Private common stock with a value, based on the reference price, equal to $29.68 minus the exercise price per share of the option or warrant multiplied by the number of shares covered by such option or warrant, minus the number of shares of Private common stock needed to satisfy any applicable withholding taxes. As of September 21, 2006, there were options and warrants to purchase an aggregate of 267,500 and 110,000 shares of Piedmont common stock outstanding, respectively.

Series A Convertible Preferred Stock

The merger agreement provides that prior to the effective time of the merger, each outstanding share of Piedmont’s outstanding Series A Convertible Preferred Stock will be converted into one share of Piedmont’s common stock, pursuant to the mandatory conversion provisions of the securities. Because the shares of Series A Preferred Stock will not be converted into shares of Piedmont common stock until after the record date for the special meeting, those shares will not be eligible to vote for approval of the merger agreement. As of September 21, 2006, there were 260,870 outstanding shares of Piedmont’s Series A Convertible Preferred Stock. After the conversion, former holders of the Series A Convertible Preferred Stock will be entitled to receive the merger consideration discussed above.

Merger consideration election

    With this proxy statement/prospectus, you have been provided with an election form in order to select whether you will receive merger consideration of either cash, shares of Private common stock or a combination of cash and shares of Private common stock. The completed election form must be received by Private’s exchange agent, [_______________], by 5:00 p.m., Eastern time on [______], 2006. Once made, elections are irrevocable. If your election form is not received by this deadline you will be deemed to have elected to receive a combination of cash and shares of Private common stock. See “—Consideration to be received in the merger—Proration of merger consideration.”

Exchange of certificates

    Private has engaged [_______________] to act as its exchange agent to handle the exchange of Piedmont common stock for the merger consideration and the payment of cash for any fractional share interest. Also enclosed with this proxy statement/prospectus and the election form you received is a letter of transmittal for use in exchanging your Piedmont stock certificates, with instructions explaining how to surrender your Piedmont common stock certificates to the exchange agent. Piedmont shareholders that surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the merger consideration. Piedmont shareholders that do not exchange their Piedmont common stock will not be entitled to receive the merger consideration or any dividends or other distributions by Private until their certificates are surrendered. After surrender of the certificates representing Piedmont shares, any unpaid dividends or distributions with respect to the Private common stock represented by the certificates will be paid without interest.

Conduct of business pending the merger and certain covenants

Under the merger agreement, Piedmont has agreed to certain restrictions on its activities until the merger is completed or terminated. In general, Piedmont and Piedmont Bank are required to conduct their business in the usual and ordinary course, consistent with prudent banking practice.

The following is a summary of the more significant restrictions imposed upon Piedmont and Piedmont Bank, subject to the exceptions set forth in the merger agreement:

•	making changes to the charter and by-laws of Piedmont and Piedmont Bank;

•	making any significant changes in the general nature of its business, including the investment or use of its assets, liabilities incurred or facilities operated;

•
except with respect to the exercise of outstanding options and warrants to purchase Piedmont common stock, and the conversion of all of the outstanding shares of Piedmont’s Series A Convertible Preferred Stock, effecting any change in the capitalization or the number of issued and outstanding shares of Piedmont or Piedmont Bank;

•	except for cash dividends payable on Piedmont’s Series A Convertible Preferred Stock and except as otherwise set forth in the merger agreement, paying any dividends or other distributions;

•	except as otherwise set forth in the merger agreement, increasing the compensation of the directors, officers or employees of Piedmont or Piedmont Bank or paying any bonuses;

•
making any expenditure for fixed assets in excess of $50,000 for any single item, or $100,000 in the aggregate, or entering into any lease for any fixed assets having a monthly rental in excess of $5,000;

•
making or becoming party to a contract, agreement, commitment, or transaction, acquiring or disposing of any property or asset, or incurring any liabilities or obligations, other than in the ordinary course of business consistent with prudent banking practice;

•	doing or failing to do anything that will cause a breach or default under any material contract, agreement or commitment;

•	making any loan in excess of the lesser of $3,826,666 or Piedmont Bank’s legal lending limit (net of participations);

•	nominating or appointing any new directors or executive officers of Piedmont or Piedmont Bank, except for the replacement of existing directors or executive officers;

•	making any borrowings, except for borrowings of Fed Funds and from the Federal Home Loan Bank in the ordinary course of its business;

•	amending, modifying, terminating, curtailing or discontinuing any of its benefit plans;

•	changing in any respect any accounting or recordkeeping procedures, methods, policies or practices, unless required by law;

•	adopting or implementing any material change in its interest rate and other risk management policies or procedures and avoiding any material increase in its aggregate interest rate risk exposure;

•	filing any application to close, open or relocate any of its existing offices; and

•	settling any litigation or claims against it in excess of $50,000, or incurring any obligation or admitting any wrongdoing or liability.

Private has agreed to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the merger agreement. Piedmont has agreed to cooperate with Private in connection with obtaining the regulatory approvals. Both parties agree:

•
to use all reasonable efforts and to cooperate in the preparation and filing of all applications, notices and documents required to obtain regulatory approval and/or consents from governmental authorities for the merger and the merger agreement;

•	to use reasonable efforts to satisfy the conditions required to close the merger and to consummate the merger as soon as practicable; and

•	that neither will intentionally act in a manner that would cause a breach of the merger agreement or that would cause a representation or warranty made in the merger agreement to become untrue.

Piedmont has agreed that it will not solicit, encourage or facilitate any third-party inquiries or proposals to acquire Piedmont or Piedmont Bank and will not participate in any negotiations or discussions regarding a proposal to acquire Piedmont. However, Piedmont may provide information and negotiate with a third party upon the receipt of a bona fide, unsolicited, superior written proposal or offer if Piedmont’s board of directors determines, in good faith, that failure to do so would be inconsistent with its fiduciary duties. Piedmont is required under the merger agreement to provide Private notice of any proposal that it receives to acquire Piedmont.

Piedmont has also agreed to provide Private with certain documents before the closing date, including:

•	interim financial statements;

•	any reports filed by it or Piedmont Bank with any regulatory authority;

•	prompt notice of any written assertions of dissenters’ rights;

•	reasonable notice and minutes of any meetings of the boards and committees of Piedmont or Piedmont Bank; and

•	supplements or amendments to the disclosure schedules to the merger agreement, if necessary.

The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See “Description of the merger agreement—Employee benefit matters” and “Description of the merger—Interests of certain persons in the merger.”

Representations and warranties

The merger agreement contains representations and warranties made by Piedmont and Private. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	corporate power and authority to enter into the merger and the merger agreement;

•	capitalization;

•	financial statements;

•	certain tax matters;

•	absence of material adverse changes;

•	government approvals required in connection with the merger;

•	absence of undisclosed investigations and litigation;

•	compliance with laws; and

•	filing of necessary reports with regulatory authorities.

Private also represents and warrants to Piedmont in the merger agreement regarding:

•	compliance with SEC filing requirements; and

•	the sufficiency of its financial resources to perform its obligations under the merger agreement.

Piedmont makes additional representations and warranties to Private in the merger agreement relating to, among other things:

•	organizational documents, minutes and stock records;

•	title to real property, personal property and other material assets;

•	insurance matters;

•	employee benefits;

•	environmental matters;

•	ownership of Piedmont Bank and other subsidiaries;

•	compliance with, absence of default under and information regarding material contracts;

•	loans and its allowance for loan losses;

•	investment securities;

•	interest rate risk management;

•	internal controls;

•	broker/finder fees;

•	absence of any breach of organizational documents, law or other agreements as a result of the merger;

•	absence of undisclosed liabilities; and

•	affiliate transactions.

Conditions to completion of the merger

Closing Conditions for the Benefit of Private. Private’s obligations are subject to fulfillment of the following conditions:

•	the accuracy of representations and warranties of Piedmont in the merger agreement as of the closing date;

•	performance by Piedmont in all material respects of its agreements under the merger agreement;

•	the registration statement has been declared effective by the SEC and continues to be effective as of the effective time;

•	approval of the merger by Piedmont’s shareholders;

•	receipt of all necessary regulatory approvals;

•	no adverse material change in Piedmont since August 2, 2006;

•	no litigation resulting from the transactions contemplated by the merger agreement;

•	receipt of certain certificates from Piedmont and a legal opinion from Piedmont’s legal counsel;

•	execution of employment agreements by each of Brian D. Schmitt, Mark K. Hancock, Anthony J. Mannino and Joseph G. Wirtz;

•	resignation or removal of each of the directors of Piedmont Bank as Private requests; and

•	receipt of necessary consents, permissions and approvals.

Closing Conditions for the Benefit of Piedmont. Piedmont’s obligations are subject to fulfillment of the following conditions:

•	accuracy of representations and warranties of Private in the merger agreement as of the closing date;

•	performance by Private in all material respects of their agreements under the merger agreement;

•	receipt of all necessary regulatory approvals;

•	the registration statement has been declared effective by the SEC and continues to be effective as of the effective time;

•	no litigation resulting from the transactions contemplated by the merger agreement;

•	no material adverse change in Private since August 2, 2006;

•	receipt of certain certificates from Private, a tax opinion from Private’s special tax counsel and a legal opinion from Private’s legal counsel; and

•	receipt by the exchange agent of the exchange fund.

Termination

The merger agreement may be terminated at any time before the effective time under any of the following circumstances, as set forth in the merger agreement:

•	by written agreement of Private and Piedmont;

•
by either party if regulatory approval of the merger is denied or there has been a final judicial or regulatory determination that any material provision of the merger agreement is illegal, invalid or enforceable;

•	by either party if Piedmont’s shareholders fail to approve the merger agreement and the amendment to Piedmont’s Articles of Incorporation;

•	by either party if the closing has not occurred by January 31, 2007 or such later date agreed to by the parties;

•	by Piedmont if it receives and accepts, in accordance with the terms of the merger agreement, a superior proposal for acquisition by a third party;

•
by Private in the event of a material breach (that has not been cured) by Piedmont of any representation, warranty, covenant or agreement in the merger agreement which would result in the failure by Piedmont to satisfy a condition under the merger agreement required to be met by Piedmont prior to the closing date, or if any of the conditions to Private closing on the transaction have not occurred, or it becomes impossible for Piedmont to satisfy a condition and Piedmont’s inability to satisfy the condition was not caused by Private’s failure to meet any of its obligations under the Agreement and Private has not waived such condition;

•
by Piedmont in the event of a material breach (that has not been cured) by Private of any representation, warranty, covenant or agreement in the merger agreement which would result in the failure by Private to satisfy a condition under the merger agreement required to be met by Private prior to the closing date, or if any of the conditions to Piedmont closing on the transaction have not occurred, or it becomes impossible for Private to satisfy a condition and Private’s inability to satisfy the condition was not caused by Piedmont’s failure to meet any of its obligations under the Agreement and Piedmont has not waived such condition;

•
by Private, if Piedmont (1) has received and accepted, in accordance with the terms of the merger agreement, a superior proposal and Piedmont has either entered into an acquisition agreement with respect to the superior proposal, terminated the merger agreement or withdraws, modifies or amends in any respect adverse to Private, its approval of the merger agreement; (2) fails to call its shareholders’ meeting in accordance with the terms of the merger agreement, withdraws or fails to make a unanimous recommendation to its shareholders of the merger agreement and amendment to its Articles of Incorporation, or modifies or qualifies such recommendation or takes any other action with respect thereto that is adverse to Private; or (3) has resolved to do any of the foregoing; and

•
by Piedmont, if (1) the reference price per share of Private common stock as calculated during the reference period is less than $37.40, and (2) the number obtained by dividing the reference price referred to in clause (1) by $44.00, which is the initial Private common stock market value as stated in the merger agreement, is less than the quotient obtained by dividing the price of the Nasdaq Bank Index as of the sixth day prior to the closing date, by $3,213.09, which was the price of the Nasdaq Bank Index on August 1, 2006 (referred to as the “index ratio”), minus 0.15. If conditions (1) and (2) occur, Piedmont may notify Private of its intention to terminate the agreement. Private may prevent termination of the merger agreement by electing within three business days to pay additional merger consideration, in the form of Private common stock, cash or a combination of both, pursuant to the formula described below.

The amount of the additional merger consideration must be such that the aggregate value of the total number of shares of Private common stock to be issued in the merger (prior to any adjustment for the additional consideration) plus the value of the additional consideration (whether paid in cash or stock) will be no less than the lesser of (A) the product of $37.40 and the total number of shares of Private common stock to be issued in the merger (prior to any adjustment for the additional consideration) and (B) the product of (i) the index ratio and (ii) $44.00 multiplied by the total number of shares of Private common stock to be issued in the merger (prior to any adjustment for the additional consideration).

If the merger agreement is terminated pursuant to any of the provisions described above, the merger agreement will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality, the termination fee and expenses and publicity will survive the termination and (b) neither party will be relieved or released from liability or damages arising from its willful breach of the merger agreement.

Termination fee

Private is entitled to a $1,500,000 termination fee (plus reimbursement of all reasonable actual expenses Private incurs in connection with the merger) from Piedmont if the merger agreement is terminated under the following circumstances:

1) Private terminates the merger agreement because:

•	Piedmont is in material breach of the merger agreement and the breach is not cured or cannot be cured; or

•	one or more of the conditions to closing set forth in the merger agreement has not been or cannot be satisfied;

AND

•
Piedmont’s board of directors has withdrawn, modified or amended in any respect its approval or recommendation of the merger agreement, has not unanimously recommended or has withdrawn, modified or amended in any respect its recommendation that its shareholders vote in favor of the adoption of the merger agreement, or has not included such recommendation in the proxy statement, or has resolved to do any of the foregoing; provided, however, prior to such termination, an acquisition proposal with respect to Piedmont was commenced, publicly proposed or publicly disclosed and within 18 months after such termination, Piedmont enters into a definitive written agreement relating to such transaction.

2) Private terminates if Piedmont has:

•
received and enters into an acquisition agreement with respect to a superior proposal, and Piedmont either terminates the merger agreement or its board of directors withdraws, modifies or amends in any respect that is adverse to Private its approval of the merger agreement; or

•
failed to call the Piedmont special meeting, or withdrew or fails to unanimously recommend that Piedmont’s shareholders vote in favor of the merger agreement and the amendment to Piedmont’s Articles of Incorporation, or modifies or qualifies such recommendation or takes any other action with respect thereto that is adverse to Private;

AND

•	Prior to such termination an acquisition proposal by a third party with respect to Piedmont has been commenced, publicly proposed or publicly disclosed.

AND

•	Within 18 months of termination of the merger agreement, Piedmont completes or enters into a definitive agreement with another party with respect to the acquisition of Piedmont.

3) Piedmont terminates the merger agreement because it has received and accepted, in accordance with the terms of the merger agreement, a superior proposal and its board of directors has determined, in good faith, that the failure to recommend or accept such proposal would be a breach of its fiduciary duties; or

4) A tender or exchange offer for 10% or more of Piedmont’s common stock is commenced and Piedmont’s board of directors recommends that its shareholders tender their shares or fails to recommend that shareholders reject such offer within 10 days, unless:

•	both the boards of directors of Piedmont and Private mutually agree to terminate the merger agreement, or

•
the agreement is terminated because there has been a judicial or regulatory determination that a material provision of the agreement is illegal, invalid or unenforceable, or denying regulatory approval of the merger, or

•	Piedmont’s shareholders fail to approve the merger and the charter amendment.

In the event the merger agreement is terminated prior to the effective time for any reason other than (i) mutual agreement of the parties, (ii) a valid termination by either party as a result of the failure to obtain the necessary regulatory approvals or the failure of Piedmont’s shareholders to approve the merger agreement and amendment to its charter, or (iii) a valid termination by Piedmont due to closing conditions not being satisfied, the termination fee, unless previously paid, shall continue to be payable by Piedmont to Private upon the consummation of any acquisition transaction that is entered into or announced during the 18-month period from and after the date of such termination; provided, however, that if the termination is due to the fact that the transaction has not closed by January 31, 2007, the termination fee shall be payable only if such acquisition transaction is with a party (or an affiliate of a party) that had delivered a written proposal for, or otherwise engaged in activities relating to, an acquisition transaction prior to the termination date of the merger agreement.

The termination fee, which was a condition to Private’s willingness to enter into the merger agreement, limits the ability of Piedmont to pursue competing acquisition proposals and discourages other companies from offering to acquire Piedmont.

Management of Private and Piedmont Bank after the merger

After the merger, the Private board of directors will remain the same and the Piedmont Bank board of directors will change to include members of Private’s management. As a condition to completion of the merger, each of the directors of Piedmont Bank that Private may request must have either resigned or been removed.

Employee benefit matters

The merger agreement requires Piedmont to terminate all of its employee benefit plans, other than its 401(k) plan, health, life and disability insurance plans, and long-term care plan, and to pay or accrue all liabilities relating to the terminated employee benefit plans prior to closing. Private will assume those plans which Piedmont does not terminate and former Piedmont employees may continue to participate in those plans until Private terminates the plans or merges them with existing Private plans. Private reserves the right to amend or terminate these plans and arrangements in accordance with the terms of the plans and arrangements and applicable laws. If Private chooses to terminate any Piedmont employee benefit or similar plan after the closing date, employees previously covered under the terminated plan will be eligible to participate in a similar Private benefit plan. At or as soon as practicable after closing, but no later than January 1, 2008, Private will provide each employee of Piedmont and Piedmont Bank as of the closing the opportunity to participate in each of Private’s or its subsidiaries’ employee benefit plans maintained for similarly situated employees.

Expenses

All expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expenses, except that Private and Piedmont have agreed to share equally the cost and expense incurred in connection with printing and mailing the registration statement and the fees paid in connection with the filing of the registration statement.

Nasdaq stock listing

Private’s common stock currently is listed on the Nasdaq Global Select Market under the symbol “PVTB.” The shares to be issued to Piedmont’s shareholders as merger consideration also will be listed on the Nasdaq Global Select Market.

Amendment

The merger agreement may be amended in writing by the parties.

AMENDMENT OF PIEDMONT’S ARTICLES OF INCORPORATION

At a meeting of Piedmont’s board of directors held on August 2, 2006, in connection with its approval of the merger agreement and related transactions, Piedmont’s board of directors unanimously approved and is recommending Piedmont’s shareholders approve an amendment to Piedmont’s Articles of Incorporation that would change certain rights of the holders of Piedmont’s Series A Convertible Preferred Stock, as described below.

As approved by Piedmont’s Board, subject to shareholder approval at the special meeting, subparagraph (a) of Paragraph 5 of the Certificate of Designations Establishing the Designations, Powers, Preferences, Limitations, Restrictions, and Relative Rights of Series A Convertible Preferred Stock of Piedmont will be deleted in its entirety and replaced with the following:

“(a) Conversion Rate. If the Series A Preferred Stock is converted pursuant to 5(b), each share of Series A Preferred Stock shall be convertible into the number of shares of Common Stock which results from dividing the “Conversion Price” per share in effect at the time of conversion into the “Conversion Value” per share. The number of shares of Common Stock into which a share of Series A Preferred Stock is convertible is hereinafter referred to as the “Conversion Rate.” The Conversion Price per share of Series A Preferred Stock initially in effect is $11.50 and the Conversion Value per share of Series A Preferred Stock is $11.50.”

Purpose of Charter Amendment

Piedmont’s Articles of Incorporation currently provide that if the Series A Preferred Stock is converted pursuant to Section 5(b) of the Certificate of Designations, the Conversion Price per share of Series A Preferred Stock is $10.00 and the Conversion Value per share is $11.50. This effectively automatically converts each share of the preferred stock into 1.15 shares of Piedmont’s common stock in the event of (1) any public offering of Piedmont’s securities, (2) a consolidation or merger of Piedmont with or into any other entity, or (3) the sale of substantially all of Piedmont’s assets.

At the time of the issuance of the Series A Convertible Preferred Stock, it was the intent of Piedmont and its Board of Directors, and the understanding of the purchasers of the preferred stock, that each share of preferred stock would be converted into one share of Piedmont common stock in any of the events described above. However, when the Certificate of Designations establishing the Series A Convertible Preferred Stock was filed, the conversion ratio applicable to an automatic conversion pursuant to Section 5(b) was inadvertently established at one preferred share to 1.15 common shares.

Piedmont’s Board of Directors believes that the amendment to the Articles of Incorporation is necessary to amend this provision to reflect the actual intent of Piedmont in issuing the shares and, it believes, the understanding of the purchasers of the preferred stock when buying the shares.

If the amendment to Piedmont’s Articles of Incorporation is approved, each share of the Series A Preferred Stock will be automatically converted into one share of Piedmont common stock immediately prior to the effective time of the merger. Accordingly, if the merger is approved and completed, holders of the Series A Preferred Stock will be entitled to only one share of Piedmont common stock for each share of preferred stock they own, rather that 1.15 shares, as Piedmont’s Articles of Incorporation currently provide.

The approval of the charter amendment is a condition to the closing of the merger. Accordingly, the merger will not occur unless the proposal to amend Piedmont’s Articles of Incorporation is approved.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS PIEDMONT’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO PIEDMONT’S ARTICLES OF INCORPORATION AMENDING THE RIGHTS OF THE HOLDERS OF PIEDMONT’S SERIES A CONVERTIBLE PREFERRED STOCK.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of shareholders of Piedmont, a Georgia corporation, are governed by Piedmont’s certificate of incorporation and by-laws as well as the Georgia Business Corporation Code (the “GBCC”). Upon completion of the merger, the rights of Piedmont shareholders who receive shares of Private common stock in exchange for their shares of Piedmont common stock and become stockholders of Private will be governed by the certificate of incorporation and by-laws of Private. Private is a Delaware corporation governed by the Delaware General Corporation Law (the “DGCL”), as well as the rules and regulations applying to public companies. The following discussion summarizes material differences between the rights of Piedmont and Private shareholders and is not a complete description of all of the differences. This discussion is qualified in its entirety by reference to the GBCC, DGCL and Private’s and Piedmont’s charter and by-laws.

Authorized capital stock

    The authorized capital stock of Piedmont consists of 10 million shares of common stock, par value $1.00 per share, and five million shares of preferred stock, par value $1.00 per share. At September 21, 2006, Piedmont had 1,073,000 shares of common stock and 260,870 shares of Series A Preferred Stock outstanding. Private is authorized to issue one million shares, without par value, of preferred stock, and 39 million shares, without par value, of common stock. At September 21, 2006, Private had 21,249,182 shares of common stock outstanding. Private has not issued any shares of preferred stock. Issuance of shares of Private’s preferred stock would affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by Private’s board of directors.

Payment of dividends

The GBCC prohibits a Georgia corporation from making any distribution to shareholders, including the payment of cash dividends, if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Piedmont’s ability to pay distributions is likewise dependent upon the amount of dividends it receives from Piedmont Bank. Piedmont and Piedmont Bank are subject to similar restrictions imposed by regulatory authorities.

The ability of Private to pay dividends is governed by the DGCL. Private may pay dividends only out of its surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividends, the capital of the corporation would be less than the capital represented by the outstanding stock of all classes having preference upon the distribution of assets. Private may pay dividends if, as and when declared by its board of directors. Private’s ability to pay dividends is also dependent upon the amount of dividends it receives from its subsidiaries, which are subject to similar restrictions imposed by regulatory authorities. If Private issues any shares of its preferred stock in the future, the holders of its preferred stock may have a priority over the holders of its common stock with respect to dividends.

Advance notice requirements for presentation of business and nominations of directors at annual meetings of shareholders

Private’s by-laws provide that nominations for the election of directors may be made by its board of directors or by any stockholder entitled to vote for the election of directors, subject to the nomination having been made in compliance with certain notice and informational requirements. Private’s by-laws provide that Private must receive written notice of any stockholder director nomination or proposal for business at an annual meeting of stockholders no later than 120 days in advance of the meeting; provided, however, that if less than 130 days’ notice of the annual meeting date is given or publicly announced, notice must be delivered to Private no later than 10 days following the day of such notice or public announcement.

Piedmont’s by-laws do not provide any advance notice requirements in order for shareholders to present business at an annual meeting.

Quorum

Piedmont’s by-laws provide that a majority of its outstanding shares of capital stock constitutes a quorum for the transaction of business at a meeting of shareholders. Private’s by-laws provide that a majority of its outstanding shares entitled to vote on a matter, present in person or by proxy, constitutes a quorum. Like Piedmont shareholders, Private stockholders are entitled to one vote for each share owned.

Election, classification and size of board of directors

Under Piedmont’s by-laws, its board of directors must consist of not less than seven and no more than 15 directors, as may determined by a vote of at least two-thirds of all directors then in office or by the vote of the holders of at least two-thirds of the issued and outstanding shares of Piedmont entitled to vote in an election of directors. The number of directors currently authorized is nine. Each director is elected to a one year term ending on the annual meeting date following the annual meeting at which such director was elected.

Private’s board of directors is divided into three classes. Each class serves a staggered term, with one class or approximately one-third of the total number of directors being elected for a three-year term at each annual meeting of stockholders. Private’s by-laws state that the number of directors shall be 15; however, the board of directors may increase or decrease that number at any time. The number of directors currently designated by Private is 16. Stockholders do not have any right to cumulate votes in the election of directors. The staggered election of directors ensures that, at any given time, approximately two-thirds of the directors serving will have had prior experience on the board. Staggered terms for directors also moderate the pace of any change in the board by extending the time required to elect a majority of directors from one to two years. It would be impossible, assuming no resignations or removals of directors, for Private’s stockholders to change a majority of the directors at any annual meeting should they consider such a change desirable, unless this provision of Private’s certificate of incorporation is amended by action of at least two-thirds of Private’s voting shares.

Removal of directors

Piedmont’s directors may be removed without cause by the affirmative vote of the holders of a majority of the issued and outstanding shares of Piedmont. Piedmont’s directors may be removed with cause by the affirmative vote of the holders of a majority of the shares of Piedmont represented either in person or by proxy at a meeting of the shareholders. Piedmont’s articles of incorporation provide that a director may be removed for cause if (i) the director has been convicted of a felony; (ii) any bank regulatory authority requests the director be removed; or (iii) at least two-thirds of the directors then in office, excluding the director to be removed, determine that the director’s conduct has been adverse to the best interests of Piedmont.

As long as Private’s board of directors is classified, its directors may be removed by stockholders only for cause, at a duly called meeting of stockholders by the affirmative vote of the holders of a majority of outstanding shares entitled to vote.

Filling vacancies on the board of directors

Private’s by-laws provide that any vacancies and newly created directorships on the board of directors shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office, or by a sole remaining director. Shareholders do not have the right to fill vacancies.

Piedmont’s by-laws provide that any vacancy on the board of directors may be filled by the action of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.

Amendment of charter and by-laws

Piedmont’s articles of incorporation may be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment. Under certain circumstances, an amendment to Piedmont’s articles of incorporation must be approved by a majority of the outstanding shares of Piedmont common stock and preferred stock, each voting as a separate class. The amendment of certain provisions of the articles of incorporation requires the affirmative vote of holders of at least two-thirds of the then issued and outstanding shares entitled to vote on the amendment unless at least two-thirds of the directors then in office approve the amendment. These provisions relate to amendment of the bylaws, liability of the directors to the company and business combinations.

Piedmont’s by-laws may generally be amended or repealed by a majority vote of the board of directors or by the affirmative vote of a majority of the then issued and outstanding shares entitled to elect directors. However, amendment of certain provisions of the by-laws requires the affirmative vote of holders of two-thirds or more of the issued and outstanding shares of stock entitled to vote in an election of directors.

Private’s certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of its outstanding voting stock, voting together as a single class, is required to amend, repeal, or adopt any provision inconsistent with, the provisions of its certificate of incorporation classifying directors, eliminating cumulative voting, prohibiting stockholder action without a meeting or specifying the vote required to amend such provisions. Private’s by-laws may be amended by the stockholders or the board of directors; however, the affirmative vote of the holders of at least two-thirds of the outstanding voting stock, voting together as a single class, is required to amend, repeal, or adopt any provision inconsistent with, the provisions of the by-laws describing how special meetings of the stockholders must be called, prohibiting stockholder action without a meeting, regarding properly bringing business before a stockholder meeting, stating the number of and classifying directors, relating to filling director vacancies, and specifying the vote required to amend such provisions.

Mergers, acquisitions and other transactions

Under the DGCL, unless a corporation’s certificate of incorporation provides otherwise, approval by two-thirds of the voting power of the corporation is required for mergers and other transactions involving any sale, lease, exchange or disposition of all or substantially all of its assets or dissolution. Private’s certificate of incorporation does not specify a different percentage than that required by law, except as discussed below regarding business combinations with certain persons. See “Business combinations with interested stockholders.”

The GBCC generally requires that any merger or share exchange must be approved by the corporation’s board of directors and by holders of a majority of all shares entitled to vote on the transaction, voting as a single voting group, and holders of a majority of all the shares of each voting group entitled to vote separately on the transaction as a voting group by the articles of incorporation. Piedmont’s articles of incorporation require, in addition, that any merger, share exchange or sale of all or substantially all of the assets be approved by either (a) holders of at least two-thirds of the issued and outstanding shares entitled to vote; or (b) more than two-thirds of the Piedmont directors then in office.

Piedmont’s articles of incorporation also provide that the board of directors, when evaluating any offer of another party to acquire Piedmont, shall, in determining what is in the best interests of Piedmont and its shareholders, give due consideration to all relevant factors, including without limitation: (a) the short-term and long-term social and economic effects on the employees, customers, shareholders and other constituents of Piedmont and its subsidiaries, and on the communities within which Piedmont and its subsidiaries operate; and (b) the consideration being offered by the other party in relation to the then-current value of Piedmont in a freely-negotiated transaction and in relation to the board of directors’ then-estimate of the future value of Piedmont as an independent entity.

Business combinations with interested stockholders

Section 203 of the DGCL provides that, subject to certain exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless (a) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (c) at or subsequent to such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation, or (y) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of any such person.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Private has not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring Private to negotiate in advance with its board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in Private’s management. It is possible that such provisions could make it more difficult to accomplish transactions which Private’s stockholders may otherwise deem to be in their best interests.

The GBCC requires that certain business combinations with interested shareholders either be approved by certain supermajority votes of the directors and disinterested shareholders or meet certain “fair price” requirements. For these provisions to apply, a corporation must expressly adopt these provisions in its bylaws. Piedmont has not adopted such provisions.

Limitations on directors’ liability; indemnification

The GBCC requires that a director of a Georgia corporation discharge his or her duties as a director, including his or her duties as a member of a committee: (a) in a manner he or she believes in good faith to be in the best interests of the corporation; and (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

Piedmont’s Articles of Incorporation provide that a director is not personally liable for monetary damages to Piedmont or its shareholders for breach of any duty as a director, except for liability for: (a) any appropriation, in violation of his or her duties, of any business opportunity of Piedmont; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the GBCC dealing with unlawful distributions of corporate assets to shareholders; or (d) any transaction from which the director derived an improper material tangible personal benefit. The GBCC and Piedmont’s by-laws provide that Piedmont must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. Piedmont’s by-laws require Piedmont to indemnify its directors against liabilities arising out of his or her status as a director if he or she acted in a manner he or she believed in good faith to be in or not opposed to the best interests of Piedmont, and, in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Private’s certificate of incorporation provides that no director will be personally liable to the corporation or any of its stockholders for monetary damages for any breach of fiduciary duty except, as required by the DGCL, for: (a) breach of duty of loyalty to the corporation or the stockholders; (b) acts and omissions not in good faith or which involved intentional misconduct or a knowing violation of law; (c) deriving an improper personal benefit from a transaction with the corporation; or (d) under the provisions of Section 174 of the DGCL, which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions.

Under the DGCL, a corporation may indemnify its directors, officers, employees and certain other individuals against actual and reasonable expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with actions, suits or proceedings arising because of the person’s relationship to the corporation. The indemnification generally will cover expenses regardless of whether it is a civil, criminal, administrative or investigative proceeding if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard applies in an action or suit by or in the right of the corporation, but extends to only expenses, including attorneys’ fees, incurred in defense of the proceeding. In these cases, court approval is required before there can be any indemnification when the person seeking indemnification has been found liable to the corporation. To the extent a person otherwise eligible for indemnification is successful on the merits or otherwise in defense of any action, suit or proceeding described above, indemnification for expenses, including attorneys’ fees, actually and reasonably incurred is required under the DGCL. However, there will be limited or no indemnification for directors, officers, employees or agents adjudged to be liable to the corporation where such individuals are parties to any actions by or in the right of the corporation.

Private’s certificate of incorporation and by-laws generally provide for the same indemnification as the DGCL, including the advancement of expenses to the extent permitted by law.

Action by stockholders without a meeting

Under the DGCL, unless the certificate of incorporation provides otherwise, stockholders may act by written consent if the consent is signed by stockholders who collectively own the number of shares that would have been required to take action at an actual stockholder meeting where all shares entitled to vote thereon were present and voted. Private’s certificate of incorporation and by-laws provide that its stockholders are not permitted to act by written consent. All action required or permitted to be taken by Private’s stockholders must be effected at a duly called annual or special meeting of its stockholders.

Piedmont’s articles of incorporation provide that shareholders may act without a meeting by written consent of the minimum number of votes that would be required to take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voting.

Special meetings of shareholders

Piedmont’s by-laws state that a special meeting may be called by the board of directors, Piedmont’s president, or by the written request of shareholders owning not less than 25% of the outstanding capital stock of Piedmont.

Private’s by-laws state that special meetings only may be called by the chairman of the board of directors, its president or its corporate secretary, or by the written request of a majority of the board of directors.

Preemptive rights

Under both the DGCL and the GBCC, preemptive rights will not be available unless a corporation’s certificate of incorporation or certificate of incorporation, respectively, specifically provide for these rights. Neither Private’s nor Piedmont’s charter provide for preemptive rights. Accordingly, Private stockholders are not entitled to preemptive rights with respect to any shares that Private may issue in the future.

Rights of dissenting shareholders

Under Georgia law, the rights of dissenting shareholders to obtain the fair value for their shares may be available in connection with a statutory merger or consolidation in certain specific situations. Dissenters’ rights are available to Piedmont shareholders in connection with the merger since Piedmont’s common stock is not listed on a national securities exchange or designated as a national market system security. For a description of dissenters’ rights, see “Special meeting of Piedmont shareholders—Dissenters’ rights.”

Certain anti-takeover effects of Private’s articles and by-laws and Delaware law

Certain provisions of Private’s certificate of incorporation, by-laws and the DGCL may have the effect of impeding the acquisition of control of Private by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by Private’s board of directors.

These provisions may have the effect of discouraging a future takeover attempt which is not approved by Private’s board of directors but which individual Private stockholders may deem to be in their best interests or in which Private stockholders may receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of Private’s current board of directors or management more difficult.

These provisions of Private’s certificate of incorporation and by-laws include the following:

(1) Private’s board of directors may issue additional authorized shares of Private’s capital stock to deter future attempts to gain control of Private, including the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions;

(2) Private’s staggered board is intended to provide for continuity of its board of directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the board of directors without the consent of Private’s incumbent board of directors;

(3) Private’s certificate of incorporation does not provide for cumulative voting for any purpose, and its certificate of incorporation and by-laws also provide that any action required or permitted to be taken by its stockholders may be taken only at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting;

(4) Amendment of Private’s certificate of incorporation and bylaws must be approved by a majority vote of the board of directors, provided, however, that an affirmative vote of at least two-thirds of the voting power of the outstanding shares of all classes of stock, voting together as a single class, is required to amend or repeal certain provisions of the certificate of incorporation, including provisions (a) limiting the stockholders’ ability to act by written consent, (b) regarding the number, classification of directors, filling of board vacancies and newly created directorships, (c) the ability and authority to call special meetings, (d) the procedure by which business may be properly brought before an annual meeting of stockholders, and (e) regarding amendment of the foregoing supermajority provisions of Private’s certificate of incorporation and bylaws.

The provisions described above are intended to reduce Private’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of its board of directors.

DESCRIPTION OF PRIVATE CAPITAL STOCK

The following description of the capital stock of Private does not purport to be complete and is qualified, in all respects, to applicable Delaware law and provisions of Private’s amended and restated certificate of incorporation, as amended, and Private’s by-laws. Private’s amended and restated certificate of incorporation and Private’s by-laws are incorporated by reference and will be sent to shareholders of Private and Piedmont upon request. See “Where You Can Find More Information.”

Common Stock

    Private is authorized to issue 39,000,000 shares of common stock, without par value, of which 21,249,182 shares were outstanding on September 21, 2006. As of September 21, 2006, 1,258,113 shares of common stock were reserved for issuance upon the exercise of currently outstanding stock options. The outstanding shares of Private common stock currently are, and the shares of Private common stock to be issued in the merger will be (when issued and delivered in accordance with the terms and conditions of the merger agreement), fully paid and nonassessable. Each share of Private common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Each holder of record of common stock is entitled to one vote per share on all matters voted upon by Private’s stockholders. Holders of shares of Private common stock have no preemptive, redemption or cumulative voting rights. In the event of liquidation, the holders of shares of common stock are entitled to share ratably in any of Private’s assets retained after payment in full of creditors and, if any preferred stock is then authorized, issued and outstanding, after payment to holders of such preferred stock but only to the extent of any liquidation preference.

Dividends. The holders of Private common stock are entitled to receive and share equally in such dividends, if any, declared by Private’s board of directors out of funds legally available therefor. Private may pay dividends if, as and when declared by its board of directors. The payment of dividends by Private is subject to limitations imposed by the DGCL. If Private issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of Private common stock possess voting rights in Private. Stockholders elect Private’s board of directors and act on such other matters as are required to be presented to them under the DGCL or Private’s Amended and Restated Certificate of Incorporation, or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Accordingly, holders of more than 50% of the outstanding shares of Private’s common stock are able to elect all of the directors to be elected each year. Although there are no present plans to do so, if Private issues preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require a two-thirds stockholder vote. See “Comparison of Shareholder Rights.”

Liquidation. In the event of any liquidation, dissolution or winding up of Private, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of its assets available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of any liquidation or dissolution.

Preemptive Rights and Redemption. Holders of Private common stock are not entitled to preemptive rights with respect to any shares which Private may issue in the future. The common stock is not subject to mandatory redemption by Private.

Preferred Stock

Private’s board of directors is authorized, pursuant to the Amended and Restated Certificate of Incorporation, to issue 1,000,000 shares of preferred stock, without par value, in one or more series with respect to which the board, without stockholder approval, may determine voting, conversion and other rights which could adversely affect the rights of the holders of Private’s common stock. Currently, no shares of Private’s authorized preferred stock are issued or outstanding. Stockholders do not have preemptive rights to subscribe for shares of preferred stock.

The rights of the holders of Private common stock would generally be subject to the prior rights of the preferred stock with respect to dividends, liquidation preferences and other matters. The dividend rights, dividend rates, conversion rights, conversion prices, voting rights, redemption rights and terms (including sinking fund provisions, if any), the redemption price or prices and the liquidation preferences of any series of the authorized preferred stock and the numbers of such shares of preferred stock in each series will be established by Private’s board of directors as such shares are to be issued. It is not possible to state the actual effect of the preferred stock on the rights of holders of common stock until the board of directors determines the rights of the holders of a series of the preferred stock. However, such effects might include (i) restrictions on dividends; (ii) dilution of the voting power to the extent that the preferred stock were given voting rights; (iii) dilution of the equity interest and voting power if the preferred stock were convertible into common stock; and (iv) restrictions upon any distribution of assets to the holders of common stock upon liquidation or dissolution until the satisfaction of any liquidation preference granted to holders of the preferred stock.

Furthermore, although Private has no present intention to do so, its board of directors could direct it to issue, in one or more transactions, shares of preferred stock or additional shares of common stock or rights to purchase such shares (subject to the limits imposed by applicable laws and the rules of any stock exchange or automated dealer quotation system to the extent that such rules may become applicable to, or may be observed by, Private) in amounts which could make more difficult and, therefore, less likely, a takeover, proxy contest, change in Private’s management or any other extraordinary corporate transaction which might be opposed by the incumbent board of directors. Any issuance of preferred stock or of common stock could have the effect of diluting the earnings per share, book value per share and voting power of common stock held by Private’s stockholders.

LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the shares of Private common stock to be issued in the proposed merger and the federal income tax consequences of the proposed merger have been passed upon by Vedder, Price, Kaufman & Kammholz, P.C., 222 North LaSalle Street, Chicago, Illinois 60601.

EXPERTS

    The consolidated financial statements of Private as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, included in Private’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included in Private’s Annual Report on Form 10-K for the year ended December 31, 2005, and Current Report on Form 8-K dated September 19, 2006, and are incorporated by reference herein in reliance on their report given on their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

After the merger is completed, the next annual meeting of Private’s stockholders will be held in 2007. To be considered for inclusion in Private’s proxy materials for that annual meeting, any stockholder proposal must be received in writing at Private’s principal office at 70 West Madison, Suite 200, Chicago, Illinois 60602, prior to November 11, 2006. All stockholder proposals submitted for inclusion in Private’s proxy materials will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act, and, as with any stockholder proposal, Private’s certificate of incorporation and by-laws and Delaware law.

Furthermore, in order for any stockholder to properly propose any business for consideration at Private’s 2007 annual meeting, including the nomination of any person for election as a director, or any other matter raised other than pursuant to Rule 14a-8 of the proxy rules adopted under the Securities Exchange Act, written notice of the stockholder’s intention to make such proposal must be furnished to Private in accordance with its by-laws. Under the existing provisions of Private’s by-laws, if the 2007 annual meeting is held on April 26, 2007, the deadline for such notice is December 27, 2006.

WHERE YOU CAN FIND MORE INFORMATION

Private files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Private files with the SEC at its public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities. Private’s SEC filings are also available on its website at http://www.pvtb.com, and at the office of Nasdaq Stock Market. For further information on obtaining copies of Private’s public filings at the Nasdaq Stock Market, you should call (212) 656-5060.

Private filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Private common stock to be issued to Piedmont’s shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Private in addition to being a proxy statement of Piedmont for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows Private to incorporate by reference information into this proxy statement/prospectus. This means that Private can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Private has filed previously with the SEC:

•	Private’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-25887);

•	Private’s proxy statement in connection with its 2006 annual meeting of stockholders filed with the SEC on March 10, 2006;

•	Private’s Quarterly Report on Form 10-Q for the three months ended March 31, 2006 (File No. 0-25887);

•	Private’s Quarterly Report on Form 10-Q for the three months ended June 30, 2006 (File No. 0-25887);

•	Private’s Current Report on Form 8-K filed with the SEC on March 9, 2006 (File No. 0-25887);

•	Private’s Current Report on Form 8-K filed with the SEC on August 3, 2006 (File No. 0-25887);

•	Private’s Current Report on Form 8-K filed with the SEC on September 19, 2006 (File No. 0-25887); and

•	the description of Private’s common stock contained in Private’s Registration Statement on Form 8-A, as amended, dated April 28, 1999 (File No. 0-25887).

Private also incorporates by reference any filings it makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and before the special meeting.

Any statement contained in a document incorporated by reference in this proxy statement/prospectus shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus, or in any other document filed later which is also incorporated in this proxy statement/prospectus by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this proxy statement/prospectus except as so modified or superseded. The information relating to Private contained in this proxy statement/prospectus should be read together with the information in the documents incorporated in this proxy statement/prospectus by reference.

You may request, either orally or in writing, and Private will provide, a copy of these filings without charge by contacting Dennis L. Klaeser, Private’s Chief Financial Officer, at 70 West Madison, Suite 900, Chicago, Illinois 60602, (312) 683-7100. If you would like to request documents, please do so by [__________], 2006, to receive them before the special meeting.

All information concerning Private and its subsidiaries has been furnished by Private, and all information concerning Piedmont has been furnished by Piedmont.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to Piedmont’s shareholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [__________], 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Private common stock as contemplated by the merger agreement will create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and between

PrivateBancorp, Inc.

and

Piedmont Bancshares, Inc.

Dated as of August 2, 2006

i

(continued)

Page

ii

(continued)

Page

Section 8.6	Governing Law	40
Section 8.7	Severability	40
Section 8.8	Publicity	41
Section 8.9	Assignment; Third Party Beneficiaries	41
Section 8.10	Transaction Expenses	41

Exhibits
Exhibit A	Form of Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock
Exhibit B	Form of Affiliate Letter and Voting Agreement
Exhibit C	Form of Opinion of Piedmont’s Counsel
Exhibit D	Form of Opinion of Private’s Counsel

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of the 2nd day of August, 2006, by and among PrivateBancorp, Inc., a Delaware corporation (“Private”), and Piedmont Bancshares, Inc., a Georgia corporation (“Piedmont”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of Private deems it advisable and in the best interests of its stockholders that Piedmont be merged with and into Private in accordance with the Delaware General Corporation Law (“DGCL”), the Georgia Business Corporation Code (“GBCC”) and this Agreement;

WHEREAS, the Board of Directors of Piedmont, in connection with the Merger (as defined herein) and the other transactions contemplated herein, has determined that this Agreement, the Merger and the other transactions contemplated herein are in the best interests of Piedmont and its shareholders after giving due consideration to all relevant factors, including the short-term and long-term social and economic interests of the employees, customers, shareholders and other constituents of Piedmont and the Bank (as defined below), the communities within which Piedmont and the Bank operate and the consideration offered by Private in relation to the current value of Piedmont available in other freely-negotiated transactions and in relation to the Piedmont’s Board of Directors’ estimate of the future value of Piedmont as an independent entity, and therefore, has unanimously approved the Merger, this Agreement and the plan of merger contained in this Agreement;

WHEREAS, immediately following the merger of Piedmont with and into Private (the “Merger”), Private and Piedmont intend that Piedmont Bank of Georgia, a Georgia state-chartered bank and a wholly-owned subsidiary of Piedmont (the “Bank”), shall become a wholly-owned subsidiary of Private;

WHEREAS, Private and Piedmont intend the Merger to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (“Code”); and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger.

NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. (a) Surviving Corporation. Subject to the terms and conditions of this Agreement, the separate existence of Piedmont shall cease and Piedmont shall be merged with and into Private at the Effective Time (as defined below) in accordance with the GCL and the GBCC, with Private being the continuing and surviving corporation (the “Surviving Corporation”). At the Effective Time, the title to all real estate and other property, or any interest therein, owned by each of Piedmont and Private shall be vested in the Surviving Corporation without reversion or impairment, the Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of Piedmont and Private, any claim existing or action or proceeding pending by or against Piedmont or Private may be continued as if the Merger did not occur or the Surviving Corporation may be substituted in the proceeding for Piedmont or Private, as may be appropriate, and neither the rights of creditors nor any liens upon the property of Piedmont or Private shall be impaired by the Merger.

(b) Certificate of Incorporation. The Certificate of Incorporation of Private shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with the provisions thereof and the DGCL.

(c) Bylaws. The Bylaws of Private in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until altered, amended or repealed as provided therein, or in accordance with the Certificate of Incorporation of the Surviving Corporation and the DGCL.

(d) Directors and Officers. The directors of the Surviving Corporation shall be the persons who were directors of Private immediately prior to the Effective Time. The officers of the Surviving Corporation shall be the persons who were officers of Private immediately prior to the Effective Time.

Section 1.2 Effective Time. As promptly as practicable on the Closing Date (as hereinafter defined), the parties shall cause the Merger to be consummated by filing the Certificates of Merger (the “Certificates of Merger”) with the respective Secretaries of State of the States of Delaware and Georgia (the “Secretaries of State”) with respect to the Merger, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and the GBCC. The Merger shall become effective at such time as the Certificates of Merger are duly filed with the Secretaries of State (such time as the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL and the GBCC.

Section 1.4 Conversion of Shares upon the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Private, Piedmont or the holders of Private Common Stock (as defined below) or Piedmont Common Stock (as defined below), the following shall occur:

(a) Private Common Stock. Each share of the common stock, no par value, of Private (“Private Common Stock”) issued and outstanding or held in treasury immediately prior to the Effective Time shall remain issued and outstanding or treasury shares of Private Common Stock and shall be unchanged following the Merger.

(b) Piedmont Common Stock. Subject to Section 1.4(c), Section 1.4(e) and Section 2.1(c) and after giving effect to the conversion of preferred stock in accordance with Section 1.4(d), each share of the common stock, par value $1.00 per share, of Piedmont (“Piedmont Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration, as defined in, and pursuant to, Section 1.6.

(c) Piedmont Common Stock Held by Piedmont or Private. All shares of Piedmont Common Stock (other than shares of Piedmont Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties) that are (i) owned by Piedmont as treasury stock, (ii) owned directly or indirectly by Piedmont or the Bank, or (iii) owned directly or indirectly by Private or any of its wholly-owned subsidiaries, shall be cancelled and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(d) Piedmont Preferred Stock. After the execution of this Agreement and prior to the Effective Time, pursuant to the provisions of the Certificate of Designation of Series A Convertible Preferred Stock of Piedmont (the “Certificate of Designation”), as amended pursuant to the Certificate of Amendment (as defined in Section 3.29), each share of Series A Convertible Preferred Stock of Piedmont (the “Piedmont Preferred Stock”) shall be converted into one share of Piedmont Common Stock. Thereafter, such shares of Piedmont Common Stock shall be converted into and become the right to receive the consideration provided in this Agreement.

(e) Dissenting Shares. Each outstanding share of Piedmont Common Stock the holder of which has perfected appraisal rights under Section 14-2-1301 of the GBCC and has not effectively withdrawn or lost such rights as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the GBCC. Piedmont shall give Private prompt notice upon receipt by Piedmont of any such demands for payment of the fair value of such shares of Piedmont Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and Private shall have the right to participate in all negotiations and proceedings with respect to any such demands. Piedmont shall not, except with the prior written consent of Private, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the GBCC. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation. If after the Effective Time a dissenting shareholder of Piedmont fails to perfect, or effectively withdraws or loses, his right to appraisal and payment for his shares of Piedmont Common Stock, Private shall issue and deliver the Merger Consideration to which such holder of Piedmont Common Stock is entitled under this Agreement (without interest) upon surrender by such holder of the certificate or certificates representing the shares of Piedmont Common Stock for which payment is being made.

Section 1.5 Stock Options and Warrants. Immediately prior to the Effective Time, each option and warrant granted by Piedmont to purchase shares of Piedmont Common Stock (each an “Option” or “Warrant,” and collectively, “Options” or “Warrants,” as the case may be), which is outstanding and unexercised immediately prior to the Effective Time, shall terminate effective as of the Effective Time and, in consideration therefore, the holder shall receive shares of Private Common Stock (rounded down to the next whole share), with a value, based on the Private Closing Price (as defined below), equal to the excess of the Piedmont Per Share Amount (as defined below) over the exercise price per share of Piedmont Common Stock under such Option or Warrant multiplied by the number of shares of Piedmont Common Stock covered by such Option or Warrant. The number of shares of Private Common Stock issued shall be reduced by the number of such shares having a value equal to the applicable withholding taxes.

Section 1.6 Merger Consideration. (a) Subject to the provisions of this Section 1.6, each share of Piedmont Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 1.4(c) and Dissenting Shares) shall be converted at the election of the holder thereof, subject to and in accordance with the procedures set forth in this Agreement, into either:

(i) the right to receive in cash from Private, without interest, an amount equal to $29.68 (the “Piedmont Per Share Amount”) (the “Cash Consideration”); or

(ii) the right to receive from Private that number of validly issued, fully paid and nonassessable shares of Private Common Stock equal to the Exchange Ratio (as defined below) (the “Stock Consideration”). The “Exchange Ratio” is determined by dividing (x) the Piedmont Per Share Amount, by (y) the Private Closing Price (as defined below); or

(iii) the right to receive a combination of the foregoing in accordance with the procedures set forth in this Agreement.

(b) “Aggregate Cash Consideration” shall mean the result of the Cash Consideration multiplied by the number of shares of Piedmont Common Stock for which the Cash Consideration is received.

(c) “Aggregate Merger Consideration” shall mean the sum of the Aggregate Cash Consideration and Aggregate Stock Consideration paid by Private pursuant to the terms of this Agreement.

(d) “Aggregate Stock Consideration” shall mean the result of the Stock Consideration multiplied by the number of shares of Piedmont Common Stock for which the Stock Consideration is received.

(e) “Private Closing Price” shall mean the average of the last reported sales price on The Nasdaq Global Select Market (“Nasdaq”) of Private Common Stock for each of the ten (10) trading days next preceding (the first of such ten (10) days herein referred to as the “Pricing Commencement Date”), but not including, the fifth day prior to the Closing Date. Private shall not, within five (5) days of the Pricing Commencement Date and through the Effective Time, declare or establish a record date for a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Private Common Stock; provided however, that if the Private Closing Price as calculated above is less than $39.60, the Private Closing Price shall be deemed, for purposes of determining the number of shares of Private Common Stock to be issued by Private pursuant to this Section 1.6, to be $39.60; and further provided, that if the Private Closing Price as calculated above is greater than $48.40, the Private Closing Price shall be deemed, for purposes of determining the number of shares of Private Common Stock to be issued by Private pursuant to this Section 1.6, to be $48.40. Notwithstanding any provision to the contrary, if the conditions in Section 7.1(h)(i) and (ii) are satisfied, Piedmont shall have the right to terminate this Agreement in accordance with the terms of Section 7.1(h).

(f) “Merger Consideration” means the Stock Consideration, the Cash Consideration or any combination thereof, in each case as determined in accordance with the election and proration procedures set forth in this Section 1.6.

(g) Maximum Conversion Numbers. (i) The total number of shares of Piedmont Common Stock to be converted into the right to receive Cash Consideration for such shares (including any such shares subject to the cash portion of a Mixed Election (as defined below)), shall be 40% of the number of shares of Piedmont Common Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 1.4(c) but including Dissenting Shares) (the “Cash Conversion Number”); (ii) the total number of shares of Piedmont Common Stock to be converted into the right to receive Stock Consideration for such shares (including any such shares subject to the stock portion of a Mixed Election) shall be 60% of the number of shares of Piedmont Common Stock outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 1.4(c) but including Dissenting Shares) (the “Stock Conversion Number”); and (iii) the maximum number of shares of Private Common Stock which may be issued as Stock Consideration will be equal to the Exchange Ratio multiplied by the Stock Conversion Number and the maximum amount of cash which will be paid as Cash Consideration will be equal to the Cash Consideration multiplied by the Cash Conversion Number.

(h) Adjustments for Dilution and Other Matters. If, between the date of this Agreement and the Effective Time, each of the outstanding shares of Private Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the $39.60 and $48.40 amounts set forth in Section 1.6(e) above shall be adjusted appropriately to provide the holders of Piedmont Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(i) Election Procedures.

(i) All elections contemplated by Section 1.6(a) shall be made on a form designed for that purpose prepared by Private and reasonably acceptable to Piedmont (an “Election Form”). Holders of record of shares of Piedmont Common Stock who hold such shares as nominees, trustees or in other representative capacities (“Representatives”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Piedmont Common Stock held by each such Representative for a particular beneficial owner. References in this Section 1.6(i) to shares of Piedmont Common Stock shall also include shares of Piedmont Preferred Stock to be converted into Piedmont Common Stock as described in Section 1.4(d) above.

(ii) The Election Form shall be mailed on the same date as the date on which the Proxy Statement (as defined in Section 5.16) is mailed to all holders of record of shares of Piedmont Common Stock or Piedmont Preferred Stock as of the record date of the Shareholders’ Meeting (as defined below). Thereafter Piedmont and Private shall each use reasonable efforts to (i) mail the Election Form to all persons who become record holders of shares of Piedmont Common Stock during the period between the record date for the Shareholders’ Meeting and 5:00 p.m., Atlanta, Georgia Time, on the day five (5) business days prior to the date of the Shareholders’ Meeting and (ii) make the Election Form available to all persons who become holders of shares of Piedmont Common Stock subsequent to such day and no later than the close of business on the day prior to the Shareholders’ Meeting. In order to be effective, an Election Form must be received by the Exchange Agent (as defined below), on or before 5:00 p.m., Atlanta, Georgia Time, on the business day prior to the Shareholders’ Meeting (or such other time and date as Private and Piedmont may mutually agree) (the “Election Deadline”); provided, however that the Election Deadline may not occur on or after the Closing Date. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates theretofore representing Piedmont Common Stock (“Certificate(s)”) (or customary affidavits and, if required by Private pursuant to Section 2.1(a), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Piedmont Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. All elections will be revocable until the Election Deadline and thereafter shall be irrevocable.

(iii) Each Election Form shall entitle the holder of shares of Piedmont Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Cash Consideration for all of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all of such holder’s shares (a “Stock Election”), (iii) elect to receive the Cash Consideration with respect to some of such holder’s shares and the Stock Consideration with respect to such holder’s remaining shares (a “Mixed Election”), or (iv) make no election or indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). Shares of Piedmont Common Stock as to which a valid Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” The aggregate number of shares of Piedmont Common Stock as to which a valid Cash Election is made is referred to herein as the “Cash Election Number.” Shares of Piedmont Common Stock as to which a valid Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” The aggregate number of shares of Piedmont Common Stock as to which a valid Stock Election is made is referred to herein as the “Stock Election Number.” Shares of Piedmont Common Stock as to which a Non-Election is deemed in effect are referred to as “Non-Election Shares.” All shares of Piedmont Common Stock of a holder whose properly completed Election Form is not received by the Exchange Agent prior to the Election Deadline shall be deemed to be Non-Election Shares. If the Exchange Agent shall have determined that any purported election was not properly made, such purported election shall be deemed to be of no force and effect and the shares of Piedmont Common Stock subject to such purported election shall for purposes hereof be deemed to be Non-Election Shares.

(j) Proration Procedures. As soon as practicable after the Election Deadline, Private shall cause the Exchange Agent to effect the allocation among holders of Piedmont Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then:

(A) all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and

(B) each holder of Stock Election Shares shall have the right to receive:

(1) the number of shares of Private Common Stock equal to the product obtained by multiplying (a) the number of Stock Election Shares held by such holder by (b) the Exchange Ratio by (c) a fraction (rounded to four decimal places) the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number (the “Stock Proration Factor”), and

(2) cash in an amount equal to the product obtained by multiplying (a) the number of Stock Election Shares held by such holder by (b) the Cash Consideration by (c) one minus the Stock Proration Factor.

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then:

(1) all Cash Election Shares shall be converted into the right to receive the Cash Consideration; and
        (2) each holder of Non-Election Shares shall have the right to receive (a) the number of shares of Private Common Stock equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Exchange Ratio by (z) a fraction (rounded to four decimal places) the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (the “Non-Election Proration Factor”) and (b) cash in an amount equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Non-Election Proration Factor; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then:

(1) all Non-Election Shares shall be converted into the right to receive the Stock Consideration; and

(2) each holder of Cash Election Shares shall have the right to receive (a) the number of shares of Private Common Stock equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Exchange Ratio by (z) a fraction (rounded to four decimal places) the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the Cash Election Number (the “Cash Proration Factor”) and (b) cash in an amount equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Cash Proration Factor.

(iii) Notwithstanding the foregoing, but subject to Section 5.22(d), Private may, in its sole discretion, direct at any time prior to the Effective Time that the proration procedures provided in this subsection (e) not be implemented.

Section 1.7 The Closing. Consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held upon the satisfaction or waiver of all of the conditions to the Merger set forth herein, which Closing shall take place at 10:00 a.m., local time, at the office of Vedder, Price, Kaufman & Kammholz, P.C., 222 North LaSalle Street, Chicago, Illinois 60601 on a date mutually agreeable to the parties hereto, but in no event later than the five (5) business day after all of the conditions to the Merger set forth herein have been satisfied or waived, unless the parties mutually agree to another date (hereinafter referred to as the “Closing Date”).

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1 Exchange of Piedmont Common Stock. (a) Surrender of Certificates. As soon as practicable after the Effective Time but in no event later than five (5) business days following the Effective Time, LaSalle Bank, N.A. or such other firm selected by Private and reasonably acceptable to Piedmont (the “Exchange Agent”), pursuant to documentation reasonably acceptable to Private and Piedmont consistent with the terms hereof, shall mail to each holder of record of a Certificate who did not previously submit a properly completed Election Form together with duly executed transmittal materials prior to the Election Deadline: (i) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or a lost certificate affidavit and bond in a form reasonably acceptable to the Exchange Agent) to the Exchange Agent; and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration (in the form or forms determined in accordance with the provisions of Section 1.6). Upon surrender of a Certificate for cancellation to the Exchange Agent (or a lost certificate affidavit and bond in a form reasonably acceptable to the Exchange Agent), together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive, in exchange therefor, (i) a certificate evidencing the whole number of shares of Private Common Stock into which the shares of Piedmont Common Stock, theretofore represented by the Certificate so surrendered, shall have been converted pursuant to the provisions of Section 1.6, if any, plus (ii) a check for the aggregate amount of cash, without interest, which such holder would be entitled to receive pursuant to Section 1.6, if any, including any cash amount payable in lieu of fractional shares in accordance with Section 2.1(c). Certificates so surrendered shall be cancelled. Private shall direct the Exchange Agent to make such deliveries within five (5) business days of the receipt of all required documentation. If any Private Common Stock to be exchanged for shares of Piedmont Common Stock is to be delivered in a name other than that in which the Certificate surrendered for exchange is registered, it shall be a condition to the exchange that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that all signatures shall be guaranteed by a member firm of any national securities exchange in the United States or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company or other financial institution acceptable to Private having an office in the United States, and that the person requesting the payment shall either (a) pay to the Exchange Agent any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or (b) establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not payable. From and after the Effective Time, there shall be no transfers on the stock transfer books of Piedmont of any shares of Piedmont Common Stock outstanding immediately prior to the Effective Time and any such shares of Piedmont Common Stock presented to the Exchange Agent shall be cancelled in exchange for the Merger Consideration payable with respect thereto as provided in Section 1.6 above.

(b) Failure to Exchange Piedmont Common Stock. No dividends or other distributions declared after the Effective Time with respect to Private Common Stock payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Private Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any holder until the holder of record shall surrender such Certificate. Subject to the effect, if any, of applicable law, after the subsequent surrender and exchange of a Certificate, the holder thereof shall be entitled to receive any such dividends or distributions, without interest thereon, which theretofore became payable with respect to the Private Common Stock represented by such Certificate. All dividends or other distributions declared on or after the Effective Time with respect to the Private Common Stock and payable to the holders of record thereof on or after the Effective Time which are payable to the holder of a Certificate not theretofore surrendered and exchanged for Private Common Stock pursuant to this Section 2.1(b) shall be paid or delivered by Private to the Exchange Agent, in trust, for the benefit of such holders. All such dividends and distributions held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates unclaimed at the end of one (1) year from the Effective Time shall be repaid or redelivered by the Exchange Agent to Private after which time any holder of Certificates who has not theretofore surrendered such Certificates to the Exchange Agent, subject to applicable law, shall look only to Private for payment or delivery of such dividends or distributions, as the case may be. Any shares of Private Common Stock or other consideration delivered or made available to the Exchange Agent pursuant to this Section 2.1(b) and not exchanged for Certificates within one (1) year after the Effective Time shall be returned by the Exchange Agent to Private which shall thereafter act as exchange agent subject to the rights of holders of unsurrendered Certificates hereunder.

(c) Fractional Shares. No certificates or scrip representing fractional shares of Private Common Stock shall be issued upon the surrender or exchange of Certificates, no dividend or distribution of Private shall relate to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or assert any rights of a stockholder of Private. In lieu of any fractional share of Private Common Stock, Private shall cause to be paid to each holder of shares of Piedmont Common Stock who otherwise would be entitled to receive a fractional share of Private Common Stock an amount of cash, rounded to the nearest cent (without interest), equal to the product of such fraction multiplied by the Private Closing Price.

(d) Escheat. Notwithstanding anything in this Agreement to the contrary, neither the Exchange Agent nor any party hereto shall be liable to a former holder of Piedmont Common Stock for any consideration delivered to a public official pursuant to applicable escheat or abandoned property laws.

(e) Exchange Fund. On the date the Effective Time occurs, Private shall deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of Piedmont Common Stock, for exchange in accordance with the terms of this Agreement, an aggregate amount of cash, sufficient to pay the aggregate Cash Consideration payable pursuant to Section 1.6 of this Agreement (plus an additional amount of cash sufficient to cover amounts payable in lieu of any fractional shares of Piedmont Common Stock) (the “Exchange Fund”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PIEDMONT

Except as disclosed in the disclosure schedule (the “Piedmont Disclosure Schedule”) delivered by Piedmont to Private prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Piedmont’s covenants contained herein, provided, however, the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect (as defined in Section 3.1) on Piedmont), Piedmont represents and warrants to Private that the statements contained in this Article III are correct and complete as of the date of this Agreement and will be correct and complete as of the Effective Date (as though made then and as though the Effective Date were substituted for the date of this Agreement throughout this Article III), subject to the standard set forth below in this paragraph, and except as to any representation or warranty which specifically relates to a specified date, which only need be so correct as of such specified date. No representation or warranty of Piedmont contained in this Article III shall be deemed not complete, untrue or incorrect, and Piedmont shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances has had, or is reasonably likely to have, a Material Adverse Effect with respect to Piedmont, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply (a) as of the date of this Agreement to representations and warranties contained in Sections 3.1(a) (except as to the licensing and qualification in other jurisdictions), 3.1(b), 3.1(c) (except as to the licensing and qualification in other jurisdictions), 3.2 (except as provided in subparagraphs (c) and (d)), 3.4(a), 3.5, 3.6, 3.13(c)(ii) and (viii), 3.13(f), 3.13(g), 3.15(a) and 3.20(a), which representations and warranties shall be deemed not complete, untrue, incorrect and breached only if they are not complete, true and correct in all material respects as of such date based upon the standards and qualifications contained therein and (b) at any time to the representations and warranties under Sections 3.2 (as to outstanding shares of Piedmont Common Stock, shares of Piedmont Preferred Stock, options and warrants), 3.3, 3.10, 3.24 and 3.30, which representations and warranties shall be true and correct in all material respects at all times.

Section 3.1 Corporate Organization.

(a) Piedmont is a corporation organized and validly existing under the laws of the State of Georgia. Piedmont has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect (as defined below) on Piedmont or the Bank. Piedmont is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). True and complete copies of the Articles of Incorporation and Bylaws of Piedmont, as in effect as of the date of this Agreement have been provided to Private. As used in this Agreement, the term “Material Adverse Effect” means with respect to Piedmont and the Bank, any effect that (1) is or is reasonably likely to be material and adverse to the financial condition, business or results of operations of Piedmont and the Bank taken as a whole or (2) would prevent or materially impair the ability of such person to perform its obligations under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms of this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and other laws of general applicability or interpretations thereof by courts or Governmental Authorities (as defined below), (ii) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (iii) this

Agreement and the transactions contemplated hereby and the announcement hereof, (iv) actions or omissions of Piedmont taken with the prior written consent of Private, (v) changes attributable to or resulting from changes in general economic conditions affecting similarly situated banks, saving institutions or their holding companies generally and (vi) any modifications or changes to valuation policies and practices of Piedmont or any of its subsidiaries in connection with the Merger or restructuring charges, in each case taken with the prior written approval of Private, in connection with the Merger, in each case in accordance with GAAP.

(b) As of the date of this Agreement, the Bank is Piedmont’s sole wholly-owned, direct subsidiary. The Bank has no subsidiaries. Except as set forth in Schedule 3.1(b) of the Piedmont Disclosure Schedules, Piedmont does not own or hold any options, warrants, calls or commitments of any character relating to, any voting or non-voting stock or equity securities of any bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, other than the Bank.

(c) The Bank is duly organized and validly existing as a banking corporation under the laws of the State of Georgia. The Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act (the “FDI Act”) and applicable regulations thereunder, the deposits of which are insured by the Federal Deposit Insurance Corporation (“FDIC”) through the Bank Insurance Fund to the full extent permitted under applicable laws. The Bank (i) is qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so qualified would not have a Material Adverse Effect on Piedmont or the Bank, and (ii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. Except as set forth in Schedule 3.1(c) of the Piedmont Disclosure Schedules, the Bank does not own, or hold any options, warrants, calls or commitments of any character relating to, any voting or non-voting stock or equity securities of any bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated.

Section 3.2 Capitalization and Shareholders. (a) As of the date hereof, the authorized, issued and outstanding capital stock of Piedmont consists of the following:

Class of Stock	Par Value	Authorized	Issued	Outstanding	Treasury
Common	$1.00	10,000,000	1,073,000	1,073,000	0
Preferred	1.00	5,000,000	260,870	260,870	0

(b) All of the issued and outstanding shares of Piedmont Common Stock and Piedmont Preferred Stock have been duly and validly authorized and issued, and are fully paid and non-assessable. None of the outstanding shares of Piedmont Common Stock and Piedmont Preferred Stock were issued in violation of any preemptive rights of the current or past shareholders of Piedmont, and, there exist no prior rights of any party to acquire such shares. All of the issued and outstanding shares of Piedmont Common Stock as of the relevant record date will be entitled to vote to adopt the Agreement and Certificate of Amendment, and all of the issued and outstanding shares of Piedmont Preferred Stock as of the relevant record date will be permitted to vote to adopt the Certificate of Amendment.

(c) As of the date hereof, Piedmont has 315,000 shares of Piedmont Common Stock reserved for issuance under the stock option plans for the benefit of employees and directors of Piedmont and the Bank (the “Piedmont Option Plans”) pursuant to which options covering an aggregate of 267,500 shares of Piedmont Common Stock are outstanding as of the date hereof with an average exercise price of $11.57 per share. As of the date hereof, all of the shares of Piedmont Common Stock authorized to be issued under the Piedmont Option Plans have been awarded, vested and distributed, except as set forth on Schedule 3.2(c) of the Piedmont Disclosure Schedule. As of the date hereof, there were warrants to purchase an aggregate of 110,000 shares of Piedmont Common Stock outstanding at a price of $10.00 per share. Except as set forth in Section 3.2(a), this Section 3.2(c) and Schedule 3.2(c) of the Piedmont Disclosure Schedule, there are no shares of capital stock or other equity securities of Piedmont outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Piedmont, or contracts, commitments, understandings, or arrangements by which Piedmont is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock. Each outstanding option and warrant is exercisable or will be exercisable as of the date set forth on Schedule 3.2(c) of the Piedmont Disclosure Schedule and has an exercise price in the amount set forth on Schedule 3.2(c) of the Piedmont Disclosure Schedule.

(d) Schedule 3.2(d) of the Piedmont Disclosure Schedule accurately identifies the names and addresses of all of the shareholders who, to Piedmont’s knowledge (as defined below), beneficially own more than 5% of the outstanding shares of Piedmont Common Stock or the right to acquire more than 5% of the outstanding shares of Piedmont Common Stock and/or of shares of Piedmont Preferred Stock, and the number of shares of Piedmont Common Stock and Piedmont Preferred Stock held by each such shareholder and by each director and senior officer of Piedmont. From the date hereof until the Effective Time, Piedmont shall, upon request, provide Private with (i) a complete list of all of its shareholders of record, including the names, addresses and number of shares of Piedmont Common Stock and Piedmont Preferred Stock held by each shareholder, and (ii) any correspondence between Piedmont and any shareholder of Piedmont.

(e) Except as set forth on Schedule 3.2(e) of the Piedmont Disclosure Schedules, no capital stock of the Bank is or may become required to be issued (other than to Piedmont) by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of the Bank. There are no contracts, commitments, understandings or arrangements relating to the rights of Piedmont to vote or to dispose of shares of the capital stock of the Bank. All of the shares of capital stock of the Bank held by Piedmont have been duly and validly authorized and issued, are fully paid and non-assessable, and are owned by Piedmont free and clear of any claim, lien or encumbrance.

Section 3.3 Authority. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby have been duly approved and authorized by Piedmont’s Board of Directors, and all necessary corporate action on the part of Piedmont (except for the Requisite Shareholder Approval) has been taken. This Agreement has been duly executed and delivered by Piedmont and, subject to the approval of the shareholders of Piedmont and any federal or state governmental authority or regulatory agency as may be required by applicable law (the “Governmental Authorities”), will constitute the valid and binding obligations of Piedmont, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles and doctrines. Except as set forth on Schedule 3.3 of the Piedmont Disclosure Schedules, neither the Articles of Incorporation nor the Bylaws of Piedmont will need to be amended to effectuate the transactions contemplated by this Agreement.

Section 3.4 Conflicts. The execution and delivery of this Agreement by Piedmont does not, and the consummation of the transactions contemplated hereby will not (a) conflict with or result in any violation of the respective Articles of Incorporation or Bylaws of Piedmont or the Bank, or (b) conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of, any obligation or result in the creation of any material lien, charge or encumbrance on any of the property or assets under any provision of any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Piedmont or the Bank or their respective properties, other than any such conflicts, violations or defaults which (i) individually or in the aggregate do not have a Material Adverse Effect on Piedmont or the Bank, or (ii) will be cured, by valid amendment or otherwise, or waived prior to the Effective Time. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Piedmont or the Bank in connection with the execution and delivery of this Agreement, or the consummation by Piedmont or the Bank of the transactions contemplated hereby, the absence of which would have a Material Adverse Effect, except for those relating to: any application or notice with the Governmental Authorities; the Private’s Registration Statement to be filed with the SEC; the filing of the Certificates of Merger with the Secretaries of State; and any antitrust filings, consents, waivers or approvals.

Section 3.5 Financial Statements. True, correct and complete copies of the following financial statements (collectively referred to as the “Piedmont Financial Statements”) have been provided to Private:

(a) the audited consolidated Balance Sheet of Piedmont for the fiscal years ended December 31, 2005 and 2004, and the related consolidated Statements of Income, Statements of Comprehensive Income, Statements of Stockholders’ Equity, and Statements of Cash Flows for the fiscal years then ended;

(b) the Bank’s Call Report for the twelve month period ended December 31, 2005;

(c) Piedmont’s FR-Y9 as of December 31, 2005 as filed with the FRB (as hereafter defined); and

(d) unaudited consolidated Statement of Income of Piedmont for the period commencing January 1, 2006 and ending June 30, 2006 and an unaudited consolidated balance sheet as of such period end.

The financial statements described in clause (a) have been prepared in conformity with United States generally accepted accounting principles (“GAAP”) consistently applied and fairly present the consolidated financial condition and results of operations of Piedmont and the Bank at the date and for the period presented. The financial statements described in clauses (b) and (c) above have been prepared on a basis consistent with Piedmont’s past accounting practices and as required by applicable rules and regulations. The financial statements described in clause (d) have been prepared in conformity with GAAP applied on a basis consistent with the preparation of the Piedmont Financial Statements described in clauses (a) through (c) above, subject to normal audit and year-end adjustments and need not include notes; provided that such Statement of Income shall reflect adjustments so as to exclude the effects of expenses attributable to this Agreement and the transactions contemplated hereby.

Section 3.6 Absence of Certain Changes or Events.

(a) Except as set forth in Schedule 3.6(a) of the Piedmont Disclosure Schedules, since December 31, 2005, no event has occurred which has had a Material Adverse Effect on Piedmont or the Bank or, to Piedmont’s “knowledge” (as defined below), no event has occurred which is reasonably likely to have a Material Adverse Effect on Piedmont or the Bank.

(b) For purposes of this Agreement, “Piedmont’s knowledge”, “knowledge of Piedmont” or words of similar effect means the actual knowledge, after due inquiry, of any one of Brian Schmitt, Anthony Mannino, Mark Hancock, Jody Wirtz and Sandra Fuller.

(c) Except as set forth in Schedule 3.6(c) of the Piedmont Disclosure Schedules, since December 31, 2005, Piedmont and the Bank have conducted their respective businesses in all material respects in the ordinary and usual course consistent with past practice and, since the date of this Agreement, consistent with the restrictions set forth in Section 5.2.

Section 3.7 Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the audited Consolidated Balance Sheet of Piedmont for the fiscal year ended December 31, 2005, liabilities disclosed in Schedule 3.7 of the Piedmont Disclosure Schedules, liabilities less than $50,000 individually or $100,000 in the aggregate, and liabilities incurred in the ordinary course of business consistent with past practice, since December 31, 2005, Piedmont and the Bank, to the knowledge of Piedmont, have not incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

Section 3.8 Consents and Approvals. Except as set forth on Schedule 3.8 of the Piedmont Disclosure Schedules, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Governmental Authority are necessary in connection with the execution and delivery by Piedmont of this Agreement and the consummation by Piedmont of the Merger and the other transactions contemplated hereby except for (a) the filing of applications with the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank (the “FRB”), the Securities and Exchange Commission (“SEC”) and the Georgia Department of Banking and Finance (“GDBF”) and the approval of such applications by the FRB, SEC and GDBF (the “Regulatory Applications”), and (b) the filing of the Certificates of Merger with the Secretaries of State under the DGCL and the GBCC.

Section 3.9 Reports. (a) Piedmont and the Bank have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file during the five (5) years preceding the date hereof with (i) the FRB, (ii) the FDIC, (iii) the GDBF, (iv) any state regulatory authority, and (v) any self-regulatory organization with jurisdiction over any of the activities of Piedmont or the Bank, and all other reports and statements required to be filed by them, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Governmental Authority (the “Piedmont Reports”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments will not have a Material Adverse Effect on Piedmont or the Bank. As of their respective filing dates, each of the Piedmont Reports (after giving effect to any amendments thereto), including the financial statements, exhibits, and schedules thereto, complied in all material respects with the applicable provisions of the statutes, rules, and regulations enforced or promulgated by the Governmental Authority with which they were filed. To the knowledge of Piedmont, none of the Piedmont Reports contained any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Neither Piedmont nor the Bank is subject to any cease-and-desist or other similar order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by any Governmental Authority that currently restricts the conduct of its business or that relates to its capital adequacy, compliance with laws, its credit policies, its management or its business (each a “Piedmont Regulatory Agreement”), and neither Piedmont nor the Bank has been advised during the five (5) years preceding the date hereof by any Governmental Authority that it is considering issuing or requesting any such Piedmont Regulatory Agreement.

(b) Except for examinations or reviews conducted by the Regulatory Agencies in the ordinary course of the business of Piedmont or the Bank, no federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the knowledge of Piedmont, investigation into the business or operations of Piedmont or the Bank within the past five (5) years nor, to the knowledge of Piedmont, has any such proceedings or investigation been threatened or is currently pending. Except as disclosed in Schedule 3.9(b) of the Piedmont Disclosure Schedules, there is no unresolved violation, criticism or exception noted by any Governmental Authority with respect to any Piedmont Report other than those that have not had and are not expected to have a Material Adverse Effect on the business of Piedmont or the Bank that is subject to the Governmental Authority.

Section 3.10 Broker’s Fees; Other Transaction Fees. (a) Other than the financial advisory services performed for Piedmont by FIG Partners, neither Piedmont nor the Bank, nor any of their respective shareholders, officers, directors, employees or agents, has employed a broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder’s fees, and no broker or finder has acted directly or indirectly for Piedmont or the Bank in connection with this Agreement or the transactions contemplated hereby. A copy of Piedmont’s agreement with FIG Partners has been made available to Private and the fee payable under such agreement is included in Schedule 3.10 of the Piedmont Disclosure Schedules. No other action has been taken by Piedmont or the Bank that would give rise to any claim by any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(b) There are no fees and expenses paid, incurred or expected to be incurred by Piedmont or the Bank for legal, investment banking, accounting and other professional services received in connection with this Agreement or any of the transactions contemplated hereby, except (i) the fees set forth in Section 3.10(a) above, (ii) the reasonable accounting fees of Dixon Hughes PLLC, and (iii) the reasonable legal fees of Womble Carlyle Sandridge & Rice, PLLC billed at an hourly rate.

Section 3.11 Legal Proceedings; Defaults. Except as set forth on Schedule 3.11 of the Piedmont Disclosure Schedules:

(a) There is no pending or, to the knowledge of Piedmont, threatened litigation or other legal, administrative, arbitration or other proceeding, claim, action or investigation of any nature against Piedmont or the Bank or which is seeking to enjoin consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, having, or which would have in the future, any such effect;

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than regulatory restrictions that apply to similarly situated bank holding companies or banks) imposed upon Piedmont, the Bank or the assets of Piedmont or the Bank; and

(c) To the knowledge of Piedmont there has not been any default, or the occurrence of an event which with notice or lapse of time or both would constitute a default, in any obligation to be performed by Piedmont or the Bank under any contract, commitment, or other material obligation to which Piedmont, the Bank or their respective properties is subject, and neither Piedmont nor the Bank has waived any right under any contract or commitment, except in each case where any such default or waiver, singly or in the aggregate with any other such defaults or waivers, would not have a Material Adverse Effect on the business of Piedmont or the Bank. To the knowledge of Piedmont, no other party to any such material contract or commitment is in default in any material obligation to be performed by such party.

Section 3.12 Taxes and Tax Returns.

(a) Except as set forth on Schedule 3.12 of the Piedmont Disclosure Schedules, Piedmont, the Bank and each other company (including any limited liability company) or joint venture where Piedmont or the Bank owns more than 50% of the equity interest of such company or venture measured by vote and value (a “Tax Subsidiary”) have filed all federal, state, county, foreign and local Tax Returns (as defined in Section 3.12(c)) required to be filed (all such Tax Returns being accurate and complete in all material respects). All Taxes (as defined in Section 3.12(c)) required to be shown on such Tax Returns have been paid when due. Except as set forth on Schedule 3.12 of the Piedmont Disclosure Schedules, no application for an extension of time for filing a Tax Return or consent to any extension of the period of limitations applicable to the assessment or collection of any Tax is in effect with respect to Piedmont, the Bank or any Tax Subsidiary. Except as set forth in Schedule 3.12, none of Piedmont, the Bank or any Tax Subsidiary is delinquent in the payment of any Taxes. Adequate reserves for Taxes (including any penalties and interest) payable by Piedmont, the Bank or any Tax Subsidiary have been made on the books of Piedmont and on the most recent Piedmont Financial Statements. No taxing authority has asserted any claims for, Taxes or assessments which remain unpaid upon Piedmont, the Bank or any Tax Subsidiary or notified Piedmont, the Bank or any Tax Subsidiary of any audit. Except as set forth in Schedule 3.12, none of Piedmont, the Bank or any Tax Subsidiary has received any written notice of a proposed audit or proposed deficiency for any Tax which remains unpaid. In addition, proper and accurate amounts have been withheld by Piedmont, the Bank and each Tax Subsidiary from each of their employees, partners, members, shareholders or holders of deposit accounts for all prior periods in compliance in all material respects with the Tax withholding provisions of applicable federal, state, foreign and local laws. There are no Tax liens upon any property or assets of Piedmont, the Bank or any Tax Subsidiary, except for liens for Taxes not yet past due.

(b) Piedmont has not filed any consolidated federal income tax return with an “affiliated group” (within the meaning of Section 1504 of the Code) where Piedmont was not the common parent of the group. Neither Piedmont, nor the Bank or any Tax Subsidiary is, or has been, a party to a tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding Tax liability to anyone other than Piedmont, the Bank or any Tax Subsidiary.

(c) As used in this Agreement, the term “Tax” or “Taxes” means any and all taxes, charges, fees, levies or other assessments, including but not limited to all federal, state, county, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon. “Tax Return” shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction with respect to Taxes.

Section 3.13 Employee Benefit Plans.

(a) (i) Piedmont Plan. The term, “Piedmont Plan” includes each bonus, deferred compensation, pension, retirement, profit sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, stock appreciation right, restricted stock and stock option plan, each employment, consulting, severance contract or recognition and retention, each other material employee benefit plan, any applicable “change in control” or similar provisions in any plan, program, policy, contract or arrangement, and each other benefit plan, contract, program, policy or arrangement, oral or written, including but not limited to, each employee benefit plan, as defined in Section 3(3) of ERISA (other than a Piedmont Multiemployer Plan and including any terminated Piedmont Plans) that currently or since January 1, 2002: (1) is or has been maintained for directors, former directors, employees and former employees of Piedmont or of any Piedmont Control Group member or (2) to which Piedmont or any Piedmont Control Group member made or was required to make contributions.

(ii) Piedmont Qualified Plan. The term “Piedmont Qualified Plan” means any Piedmont Plan which is an employee pension benefit plan as defined in Section 3(2) of ERISA and which is intended to meet the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

(iii) Piedmont Title IV Plan. The term “Piedmont Title IV Plan” means any Piedmont Qualified Plan that is a defined benefit plan (as defined in Section 3(35) of ERISA) and is subject to Title IV of ERISA.

(iv) Piedmont Multiemployer Plan. The term “Piedmont Multiemployer Plan” means any employee benefit plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA and to which Piedmont or any Piedmont Control Group member has or had any obligation to contribute.

(v) Piedmont Control Group. The term “Piedmont Control Group” means a controlled group of corporations of which Piedmont or the Bank is a member within the meaning of Section 414(b) of the Code, any group of corporations or entities under common control with Piedmont or the Bank within the meaning of Section 414(c) of the Code, or any affiliated service group of which Piedmont or the Bank is a member within the meaning of Section 414(m) of the Code.

(vi) ERISA. The term “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(b) All Piedmont Plans are listed in Schedule 3.13(b) of the Piedmont Disclosure Schedules.

(c) (i) Each Piedmont Plan has been administered in material compliance with its terms and with all filing, reporting, disclosure and other requirements of all applicable statutes (including but not limited to ERISA and the Code), regulations or interpretations thereunder.

(ii) Neither Piedmont nor any Piedmont Control Group member currently or at any time maintains or maintained, or contributes or contributed to, or is required to contribute to, any Piedmont Title IV Plan or any Piedmont Multiemployer Plan.

(iii) Neither Piedmont nor any Piedmont Control Group member, nor any of their respective employees, directors, or any fiduciaries, nor any Piedmont Plan has been a party to or has engaged in any transaction, including the execution and delivery of this Agreement and other agreements, instruments and documents for which execution and delivery by Piedmont is contemplated herein, in violation of Section 406(a) or (b) of ERISA or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 408(b) of ERISA or Section 4975(d) of the Code or for which no administrative exemption has been granted under Section 408(a) of ERISA.

(iv) Each Piedmont Qualified Plan is the subject of a favorable Internal Revenue Service determination with respect to qualification (a copy of the most recent favorable determination letter has been made available to Private) and, except as disclosed on Schedule 3.13(c)(iv) of the Piedmont Disclosure Schedules, no event has occurred which will or could give rise to disqualification of such Piedmont Plan under Section 401(a) or 501(a) of the Code or to a material liability under Section 511 of the Code.

(v) No matter is pending relating to any Piedmont Plan before any court or Governmental Authority.

(vi) None of the payments contemplated by Piedmont, the Bank or by or under any Piedmont Plan will constitute excess parachute payments as defined in Section 280G of the Code.

(vii) All group health plans of Piedmont and the Bank (including any plans of current and former affiliates of Piedmont and the Bank which must be taken into account under Section 4980B of the Code or Sections 601-609, 701-702 and 711-713 of ERISA) have been operated in material compliance with the group health plan continuation coverage requirements of Section 4980B of the Code and Section 601 of ERISA, to the extent such requirements are applicable.

(viii) There have been no acts or omissions by Piedmont or the Bank which have given rise to or may give rise to any material fines, penalties, taxes or related charges under Sections 502(c), 502(i), 502(l) or 4071 of ERISA or Chapter 43 of the Code, for which Piedmont, the Surviving Corporation or the Bank may be liable.

(d) (i) Complete and correct copies of all current and prior documents, including all amendments thereto, with respect to each Piedmont Plan, have been provided to Private. These documents include, but are not limited to, the following: employment, severance and other individual agreements, Piedmont plan documents, trust agreements, insurance contracts, annuity contracts, summary plan descriptions, filings with governmental agencies, investment manager and investment adviser contracts, and actuarial reports, audit reports, financial statements and annual reports (Form 5500) for the most recent three plan years ending before the date of this Agreement.

(ii) All contributions payable to each Piedmont Plan for all benefits earned and other liabilities accrued through the date of this Agreement, determined in accordance with the terms and conditions of such Piedmont Plan, ERISA and the Code, have been paid or otherwise provided for, and to the extent unpaid are reflected in the Consolidated Statement of Financial Condition of Piedmont as of the date of this Agreement.

(e) There is no pending or, to the knowledge of Piedmont, threatened litigation or pending claim (other than individual benefit claims made in the ordinary course) by or on behalf of or against any of the Piedmont Plans (or with respect to the administration of any of such Plans) now or heretofore maintained by Piedmont or the Bank which allege violations of applicable state or federal law or the terms of the Plan which are reasonably likely to result in any material liability on the part of Piedmont or the Bank or any such Plan.

(f) Neither Piedmont nor the Bank is a party to or bound by any collective bargaining agreement and, to Piedmont’s knowledge, no labor union claims to or is seeking to represent any employees of Piedmont or the Bank.

(g) There are no obligations of Piedmont or the Bank under any Piedmont Plan or otherwise to provide severance or other post-termination compensation or post-employment health or welfare benefits to any present or former employees, directors or their dependents (other than rights under any Piedmont Plan listed on Schedule 3.13(b) of the Piedmont Disclosure Schedules, or Section 4980B of the Code or Section 601 of ERISA relating to COBRA).

Section 3.14 Compliance with Applicable Law. (a) The businesses of Piedmont and the Bank are not being conducted in violation of any applicable federal and state laws, ordinances and regulations of any Governmental Authority, including, without limitation, the FDI Act, any laws affecting financial institutions (including the Bank Secrecy Act, the USA Patriot Act, and those pertaining to the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, truth-in-lending, truth-in-savings, fair debt collection practices, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and laws and regulations relating to employee benefits, and any statutes or ordinances relating to the properties occupied or used by Piedmont or the Bank, except for possible violations which either singly or in the aggregate do not have a Material Adverse Effect on Piedmont or the Bank.

(b) The policies, programs and practices of Piedmont and the Bank relating to wages, hours of work, and other terms and conditions of employment are in compliance in all material respects with applicable laws, orders, regulations, public policies and ordinances governing employment and terms and conditions of employment. There are no disputes, claims, or charges, pending or, to Piedmont’s knowledge, threatened, against Piedmont or the Bank alleging breach of any express or implied employment contract or commitment, or material breach of any applicable law, order, regulation, public policy or ordinance relating to employment or terms and conditions of employment, and, to the knowledge of Piedmont, there is no basis for any valid claim or charge with regard to such matters.

(c) No investigation or review by any Governmental Authority with respect to Piedmont or the Bank is pending or, to the knowledge of Piedmont, threatened, nor has any Governmental Authority indicated to Piedmont an intention to conduct the same, other than normal bank regulatory examinations.

Section 3.15 Material Contracts. (a) Except as set forth in Schedule 3.15 of the Piedmont Disclosure Schedules, neither Piedmont nor the Bank is a party to or bound by:

(i) any contract, arrangement, commitment or understanding (whether written or oral) in an amount in excess of $50,000 per annum with respect to the employment, severance, termination or compensation of any directors, officers or employees that is not terminable without liability on thirty (30) days’ (or less) notice;

(ii) any contract, arrangement, commitment or understanding (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due from Piedmont, the Bank, Private, the Surviving Corporation, or any of their respective subsidiaries to any officer, director or employee thereof or to the trustee under any “rabbi trust” or similar arrangement;

(iii) any contract, arrangement, commitment or understanding (whether written or oral), including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased or be required to be paid, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of the transactions contemplated by this Agreement;

(iv) any agreement of indemnification or guaranty between Piedmont or the Bank and any of their officers or directors;

(v) any agreement, contract or commitment currently in force relating to the disposition or acquisition of any of Piedmont’s or the Bank’s assets or business (other than dispositions or acquisitions made in the ordinary course or dispositions or acquisitions less than $100,000);

(vi) any voting agreement, voting trust, shareholder agreement or other similar agreement which restricts the voting or disposition of Piedmont Common Stock;

(vii) any partnership, limited liability company, joint venture or other similar agreement or arrangement, or any options or rights to acquire from any person any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of such person;

(viii) any agreement that restricts or contains limitations on the ability of Piedmont or the Bank to compete in any line of business (including geographic limitations), to solicit customers or to solicit or hire employees;

(ix) any agreement which relates to funded indebtedness owed by Piedmont or the Bank, or the guarantee thereof (other than contracts evidencing deposit liabilities, purchases of federal funds, repurchase agreements, trade payables and contracts relating to borrowings or guarantees made in the ordinary course of business);

(x) any mortgage, pledge, indenture or security agreement or similar agreement (whether incurred, assumed, guaranteed, secured by any asset or otherwise) constituting a lien upon the assets or properties of Piedmont or the Bank;

(xi) any agreement for the sale or purchase of personal property having a value individually, with respect to all sales or purchases thereunder, in excess of $250,000, other than in the ordinary course of business;

(xii) any agreement involving intellectual property or relating to the provision of data processing, network communication or other technical services to or by Piedmont or the Bank, other than agreements entered into in the ordinary course of business;

(xiii) any lease or license of personal property (whether tangible or intangible, including intellectual property and software), whether as licensor or licensee involving payments or receipts in excess of $50,000 per annum;

(xiv) contract or commitment for the performance of services involving an amount in excess of $50,000 per annum; or

(xv) any other agreement, if the performance remaining thereunder involves aggregate consideration to or by Piedmont or the Bank in excess of $250,000 per annum, and such agreement is not cancelable, without material penalty, by Piedmont or the Bank on 180 days’ or less notice.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.15(a) and set forth on Schedule 3.15(a) of the Piedmont Disclosure Schedules is referred to herein as a “Piedmont Contract,” and a copy of each Piedmont Contract has been made available to Private. To the knowledge of Piedmont, Piedmont and the Bank are not in breach of any Piedmont Contract and is unaware of and has received no written notice of any breach of any Piedmont Contract by any of the parties thereto and neither Piedmont nor the Bank has waived any material right under any Piedmont Contract.

(b) (i) Each Piedmont Contract is valid and binding on Piedmont or the Bank, as the case may be, and is in full force and effect,

(ii) Piedmont and the Bank have each performed all material obligations required to be performed by it to date under each Piedmont Contract to which it is a party, except where such noncompliance, individually or in the aggregate, would not give rise to remedies under the applicable Piedmont Contract, and

(iii) To the knowledge of Piedmont, no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of Piedmont or the Bank under any such Piedmont Contract, except where any such default would not give rise to remedies under the applicable Piedmont Contract, and

(iv) Except as disclosed on Schedule 3.15 of the Piedmont Disclosure Schedules, none of the Piedmont Contracts contains an express prohibition against a change of control of Piedmont or the Bank (or requires written consent or notice to the other party), or contains any other provision which would preclude Private from exercising and enjoying all of the rights, remedies and obligations of Piedmont or the Bank, as the case may be, under such Piedmont Contracts.

Section 3.16 Investment Securities. (a) Each of Piedmont and the Bank has good and marketable title to all securities held by it (except as set forth on Schedule 3.16(a) of the Piedmont Disclosure Schedules or held in any fiduciary capacity), free and clear of any lien. Except as otherwise disclosed on Schedule 3.16(a) of the Piedmont Disclosure Schedules, none of the investments reflected in Piedmont Financial Statements and none of the investments made by Piedmont or the Bank since June 30, 2006, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of Piedmont or the Bank freely to dispose of such investment at any time. With respect to all material repurchase agreements to which Piedmont or the Bank is a party, Piedmont or the Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement. Except as set forth on Schedule 3.16(a) of the Piedmont Disclosure Schedules, neither Piedmont nor the Bank has sold or otherwise disposed of any assets in a transaction in which the acquiror of such assets or other person has the right, either conditionally or absolutely, to require Piedmont or the Bank to repurchase or otherwise reacquire any such assets. Set forth on Schedule 3.16(a) of the Piedmont Disclosure Schedules is a complete and accurate list as of June 30, 2006, of each investment and debt security, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell owned by Piedmont or the Bank, showing the carrying values and estimated fair values of investment and debt securities, the gross carrying value and estimated fair value of the mortgage-backed and related securities and the cost and estimated fair value of the marketable equity securities.

(b) All United States Treasury securities, obligations of other United States government agencies and corporations, obligations of States of the United States and their political subdivisions, and other investment securities classified as “held to maturity,” “available for sale” and “trading” held by Piedmont or the Bank, as reflected in the Piedmont Financial Statements were classified and accounted for in accordance with S.F.A.S. 115 and the intentions of management.

Section 3.17 Insurance. Schedule 3.17 of the Piedmont Disclosure Schedules describes all policies of insurance in which Piedmont or the Bank is named as a primary insured party or which otherwise relate to or cover any assets or properties of Piedmont or the Bank and copies of all such policies have previously been made available by Piedmont to Private. Piedmont and the Bank each maintain insurance with an insurer, which in the reasonable judgment of management of Piedmont is sound and reputable, on their respective assets, and upon their respective businesses and operations, against loss or damage, risks, hazards and liabilities of the kinds customarily insured against by prudent corporations engaged in the same or similar businesses. Piedmont and the Bank maintain in effect all insurance required to be carried by law or by any agreement by which they are bound. All material claims under all policies of insurance maintained by Piedmont and the Bank have been filed in due and timely fashion. Each of such policies is in full force and effect, and the coverage provided under such policies complies with the requirements of any contracts binding on Piedmont or the Bank relating to such assets or properties. Except as set forth in Schedule 3.17 of the Piedmont Disclosure Schedules, neither Piedmont nor the Bank has received any notice of cancellation or termination with respect to any material insurance policy applicable to Piedmont or the Bank.

Section 3.18 Allowance for Loan Losses. The allowance for loan losses set forth in the Piedmont Financial Statements is reasonably adequate in all material respects under applicable regulatory requirements to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of June 30, 2006, and based on GAAP. Except as set forth in Schedule 3.18 of the Piedmont Disclosure Schedules, the aggregate loan balances of the Bank at such date in excess of such allowance are, to the knowledge of Piedmont, collectible in accordance with their terms.

Section 3.19 Title to Properties; Leases.

(a) Schedule 3.19 of the Piedmont Disclosure Schedules sets forth a list of all real property owned or leased by Piedmont or the Bank, including but not limited to the Bank’s owned real estate (“REO”), and a description of the size, use and location thereof. Copies of all leases referenced therein have been made available to Private by Piedmont. Except as set forth on Schedule 3.19(a) of the Piedmont Disclosure Schedules, Piedmont or the Bank, as applicable, is the owner of good and marketable title to all real properties and is the owner of good title to all other property and assets, tangible and intangible, that it claims or otherwise purports to own to the extent it claims or otherwise purports to own them (including, without limitation, all of its assets reflected in the Piedmont Financial Statements for the fiscal year ended December 31, 2005 or that it purports to have acquired since December 31, 2005), free and clear of any liens, except for (the following collectively referred to as “Permitted Exceptions”) (i) pledges and liens given to secure deposits and other banking liabilities arising in the ordinary course of business, (ii) liens for current taxes not yet due and payable, (iii) all easements, covenants, conditions, assignments, defects, restrictions, exceptions, reservations and other encumbrances, which do not materially interfere with the use or operation of the property as the same is being currently used and operated, or render title to any material portion of any material asset unmarketable, (iv) all leases, subleases and any memoranda thereof and any non-disturbance agreements with tenants, subtenants or other occupants of any property as reflected on Schedule 3.19(a) of the Piedmont Disclosure Schedules or (v) any liens, encumbrances, objections or other matters which are caused or created by or on behalf of Private or the Surviving Corporation.

(b) Each lease under which Piedmont or the Bank is the lessee of any real or personal property is and will be, upon consummation of the Merger, in full force and effect, and Piedmont or the Bank has been in peaceable possession of the property covered thereby since the commencement of the original term of such lease. Except as set forth in Schedule 3.19(b) of the Piedmont Disclosure Schedules, no right of approval or consent on the part of the lessor under any such lease exists or will be required to be obtained in connection with consummation of the transactions contemplated by this Agreement. No waiver, indulgence or postponement of Piedmont’s or the Bank’s obligations under any such lease has been granted by the lessor thereunder, or of such lessor’s obligations by Piedmont or the Bank and neither Piedmont nor the Bank nor, to the knowledge of Piedmont, the lessor under any such lease has violated, in any material respect, any of the terms or conditions of such lease, and all of the material covenants to be performed by Piedmont or the Bank and the lessor as of the date hereof have been fully performed in all material respects.

Section 3.20 Environmental Matters. (a) Except as set forth in Schedule 3.20 of the Piedmont Disclosure Schedules:

(i) Piedmont and the Bank have obtained all material licenses, permits, authorizations, approvals and consents required under any applicable Environmental Law in respect of its business or operations (“Environmental Permits”). Each of such Environmental Permits is in full force and effect and Piedmont and the Bank is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law.

(ii) Neither Piedmont nor the Bank has received oral or written notice of proceedings, claims or losses related to alleged violations of any Environmental Law relating to: (A) any property owned, occupied or leased by Piedmont or the Bank or operations thereon; (B) disposal or shipments of Hazardous Substances from any property owned, occupied or leased by Piedmont or the Bank; or (C) the presence, discharge, Release or disposal of Hazardous Substances on any property owned, occupied or leased by Piedmont or the Bank, or any property adjoining or adjacent to any property owned, occupied or leased by Piedmont or the Bank.

(iii) Neither Piedmont nor the Bank has received notice as a potentially responsible party for any facility, site or location pursuant to CERCLA or other similar Environmental Law relating to any property owned, occupied or leased by Piedmont or the Bank or business or operations related thereto.

(iv) No oral or written notification of a Release of a Hazardous Substances has been filed by or on behalf of Piedmont or the Bank and Piedmont has received no written or oral notice that any site or facility now or previously owned, operated, or leased by Piedmont or the Bank is listed or proposed for listing on the National Priorities List promulgated pursuant to CERCLA, or on any similar State or local list of sites requiring investigation or clean-up.

(v) Piedmont and the Bank are and have been in compliance in all material respects with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements and obligations established under the requirements of Environmental Law relating to any property owned, occupied or leased by Piedmont or the Bank and Piedmont business or operations.

(vi) Neither Piedmont nor the Bank has ever caused any Hazardous Substances (above levels that exceed remediation standards based on regulations, guidance or risk-based criteria or Environmental Law warranting studies or remediation) to be disposed onto or into soils or groundwater of any property owned, occupied or leased by Piedmont or the Bank which constitute a violation of any Environmental Law.

(vii) To the knowledge of Piedmont, there are no underground storage tanks, active or abandoned, on or under any property owned, occupied or leased by Piedmont or the Bank. Any underground storage tanks, previously active or abandoned, on or under any property owned, occupied or leased by Piedmont or the Bank have been removed together with any associated contaminated media in accordance with applicable requirements at the time of such removal.

(viii) Neither Piedmont nor the Bank has arranged for the transportation, treatment or disposal of any waste from any property owned, occupied or leased by Piedmont or the Bank or in connection or related to the business or operations of Piedmont or the Bank that was disposed of, Released or treated at any site listed on any federal CERCLA or state list or other lists of hazardous substance sites.

(b) As used herein, the following terms shall have the following meanings:

(i) “Environmental Law” shall mean any and all federal, international, state or local statutes, laws, regulations, ordinances, orders, policies, or decrees and the like, whether now existing or subsequently enacted or amended, relating to public health or safety, worker health or safety, pollution or protection of human health or the environment, including natural resources, including but not limited to the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Resource Conservation Recovery Act (“RCRA”), 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq. and any similar or implementing state or local law, or any common law, which governs: (A) the existence, clean-up, removal and/or remedy of contamination or threat of contamination on or about real property; (B) the emission, discharge, Release or threatened release, of Hazardous Substances or contaminants into the environment; (C) the control of Hazardous Substances or contaminants; or (D) the use, generation, or transport, treatment, storage, disposal, removal, recycling, handling, or recovery of Hazardous Substances.

(ii) “Hazardous Substances” shall mean any substances or substance: (A) which is or becomes defined as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous substances”, “hazardous waste”, “extremely hazardous waste”, “restricted hazardous waste”, “infectious waste”, “toxic substance” or any other formulation intended to define, list or classify substances by reason of deleterious property, such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity, “TCLP Toxicity”, or “EP Toxicity” or words of similar import or effect, under or pursuant to CERCLA, or other Environmental Law, and amendments thereto and regulations promulgated thereunder; (B) containing gasoline, oil, diesel fuel or other petroleum products, or fractions thereof; (C) which is or becomes defined as a “hazardous waste” pursuant to RCRA and amendments thereto and regulations promulgated thereunder; (D) containing polychlorinated biphenyls; (E) containing asbestos in any form that is or could become friable; (F) which is radioactive; (G) which is biologically hazardous; (H) the presence of which is regulated by or subject to, or requires investigation or remediation under, any federal, international, state, or local statute, regulation, ordinance, policy or other Environmental Law; (I) which is defined as a “hazardous waste”, “hazardous substance”, “pollutant” or “contaminant” or other such term used to defined a substance having an adverse affect on the environment under Environmental Laws; or (J) any toxic, explosive, dangerous, corrosive or otherwise hazardous substance, substances or waste, which is regulated by any federal, international, state or local governmental authority.

(iii) “Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, ejecting, injecting, escaping, leaching, migrating, dumping or disposing into the indoor or outdoor environment, including without limitation the abandonment or discarding or disposal of barrels, drums, containers, tanks and other receptacles containing or previously containing any Hazardous Substances, and shall include threatened release.

Section 3.21 Approval Delays. Piedmont knows of no reason why any of the regulatory approvals referenced in Section 6.1(c) and Section 6.2(c) may be denied or unduly delayed.

Section 3.22 Tax. To the knowledge of Piedmont, neither Piedmont nor the Bank has engaged in any act that would preclude or adversely affect the Merger from qualifying as a tax-free reorganization under Section 368(a) of the Code.

Section 3.23 Participation Loans. Except as set forth in Schedule 3.23 of the Piedmont Disclosure Schedules, neither Piedmont nor the Bank has any participation loans outstanding.

Section 3.24 Fairness Opinion. Piedmont has received the opinion of FIG Partners (the “Piedmont Fairness Opinion”), dated as of the date hereof, to the effect that as of such date, the Merger Consideration is fair to Piedmont and its shareholders from a financial point of view. Piedmont will provide to Private a copy of such written opinion as soon as possible after the date hereof.

Section 3.25 Loan Portfolio. (a) All loans shown in the Piedmont Financial Statements, or which were entered into after December 31, 2005, but before the Closing Date, were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of Piedmont or the Bank, in accordance in all material respects with sound banking practices, and to the knowledge of Piedmont are not subject to any material defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws. To the knowledge of Piedmont, the notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are, and will be, enforceable, valid, true and genuine and what they purport to be, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies and (ii) general principles of equity. Piedmont and the Bank have not sold, purchased or entered into any loan participation arrangement except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. Piedmont has no knowledge that any condition of property in which Piedmont or the Bank has an interest as collateral to secure a loan violates the Environmental Laws or obligates Piedmont or the Bank or the owner or operator of such property to remedy, stabilize, neutralize or otherwise alter the environmental condition of such property.

(b) Except as set forth in Schedule 3.25(b) of the Piedmont Disclosure Schedules, neither Piedmont nor the Bank had any loan in excess of $20,000 that has been classified by regulatory examiners or management of Piedmont or the Bank as “Substandard,” “Doubtful” or “Loss” or in excess of $20,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. As of the date hereof, the most recent loan watch list of Piedmont or the Bank and a list of all loans in excess of $20,000 that Piedmont or the Bank has determined to be ninety (90) days or more past due with respect to principal or interest payments or has placed on nonaccrual status are set forth in Schedule 3.25(b) of the Piedmont Disclosure Schedules.

(c) Except as otherwise disclosed on Schedule 3.25(c) of the Piedmont Disclosure Schedules, all guarantees of indebtedness owed to Piedmont or the Bank including but not limited to those of the Federal Housing Administration, Small Business Administration, and other state and federal agencies, are valid and enforceable, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors rights generally or equitable principles or doctrines.

(d) Except as otherwise disclosed on Schedule 3.25(d) of the Piedmont Disclosure Schedules, in originating, purchasing, underwriting, servicing, and discharging loans, mortgages, land contracts, and contractual obligations relating thereto, either for their own account or for the account of others, Piedmont and the

Bank have complied in all material respects with all applicable terms and conditions of such obligations and with all applicable laws, regulations, rules, contractual requirements, and procedures with respect to such activities.

Section 3.26 Interest Rate Risk Management Arrangements. Except as set forth on Schedule 3.26 of the Piedmont Disclosure Schedules, neither Piedmont nor the Bank is a party to any, nor is any property of Piedmont or the Bank bound by, any interest rate swaps, caps, floors and option agreements or other interest rate risk management arrangements.

Section 3.27 Indemnification. To the knowledge of Piedmont, no action or failure to take action by any director, officer, employee or agent of Piedmont or the Bank has occurred which would give rise to a claim by any such person for indemnification from Piedmont or the Bank under the Certificate of Incorporation, Charter, Bylaws, or any indemnification agreement of Piedmont or the Bank in effect on the date of this Agreement.

Section 3.28 Insider Interests. All outstanding loans and other contractual arrangements (including deposit relationships) between Piedmont or the Bank and any officer, director or employee of Piedmont or the Bank conform to the applicable rules and regulations and requirements of all applicable Governmental Authorities, which were in effect when such loans and other contractual arrangements were entered into. Except as set forth on Schedule 3.28 of the Piedmont Disclosure Schedules, no officer, director or employee of Piedmont or the Bank has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of Piedmont or the Bank.

Section 3.29 Vote Required. The adoption of this Agreement by a vote of the majority of the issued and outstanding shares of Piedmont Common Stock and the adoption of the proposal to amend the Articles of Incorporation of Piedmont to change certain rights of the holders of Piedmont Preferred Stock pursuant to the Certificate of Amendment substantially in the form attached hereto as Exhibit A (the “Certificate of Amendment”) by a majority of the issued and outstanding shares of Piedmont Common Stock and of Piedmont Preferred Stock, each voting as a separate class, (respectively, the “Requisite Shareholder Approval”) are the only votes of the holders of any class or series of the capital stock of Piedmont required for the transactions contemplated by this Agreement.

Section 3.30 Antitakeover Provisions Inapplicable. No “business combination,” “moratorium,” “control share” or other state antitakeover statute or regulation, nor any provision in Piedmont’s Articles of Incorporation or Bylaws, (i) prohibits or restricts Piedmont’s ability to perform its obligations under this Agreement, or its ability to consummate the transactions contemplated hereby and thereby, (ii) would have the effect of invalidating or voiding this Agreement, or any provision hereof or thereof, or (iii) would subject Private to any impediment or condition in connection with the exercise of any of its rights under this Agreement.

Section 3.31 Internal Controls. (a) The management of Piedmont has designed disclosure controls and procedures to ensure that material information relating to Piedmont and the Bank is made known to the management of Piedmont by others within Piedmont and the Bank. To Piedmont’s knowledge, there are no significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the ability of Piedmont to record, process, summarize and report financial data; and there has been no fraud, whether or not material, that involves management or other employees who have a significant role in Piedmont’s or the Bank’s internal controls. Piedmont and the Bank maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b) None of Piedmont, the Bank, or, to Piedmont’s knowledge, any employee of Piedmont or the Bank has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Piedmont or the Bank, insofar as it relates to Piedmont’s or the Bank’s businesses or Piedmont’s or the Bank’s internal accounting controls, including any complaint, allegation, assertion or claim that Piedmont or the Bank has engaged in questionable accounting or auditing practices insofar as it relates to Piedmont’s or the Bank’s businesses.

Section 3.32 Accuracy of All Representations. The representations and warranties made by Piedmont in this Agreement do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PRIVATE

Except as disclosed in the disclosure schedule (the “Private Disclosure Schedule”) delivered by Private to Piedmont prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Private’s covenants contained herein, provided, however, the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect (as defined in Section 4.1) on Private,) Private represents and warrants to Piedmont that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Effective Date (as though made then and as though the Effective Date were substituted for the date of this Agreement throughout this Article IV), subject to the standard set forth below in this paragraph, and except as to any representation or warranty which specifically relates to a specified date, which only need be so correct as of such specified date. No representation or warranty of Private contained in this Article IV shall be deemed not complete, untrue or incorrect, and Private shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances has had, or is reasonably likely to have, a Material Adverse Effect with respect to Private, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply (a) as of the date of this Agreement to representations and warranties contained in Sections 4.1(a), 4.7, 4.8 and 4.9, which representations and warranties shall be deemed not complete, untrue, incorrect and breached only if they are not complete, true and correct in all material respects as of such date based upon the standards and qualifications contained therein and (b) at any time to the representations and warranties under Sections 4.2, 4.6(a) and 4.10, which representations and warranties shall be true and correct in all material respects at all times.

Section 4.1 Corporate Organization.

(a) Private is a corporation organized and validly existing under the laws of the State of Delaware. Private has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect (as defined below) on Private. As used in this Agreement, the term “Material Adverse Effect” means with respect to Private, any effect that (1) is or is reasonably likely to be material and adverse to the financial condition, business or results of operations of Private and the Private Subsidiaries, taken as a whole, or (2) would prevent or materially impair the ability of Private to perform its obligations under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms of this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and other laws of general applicability or interpretations thereof by courts or Governmental Authorities (as defined below), (ii) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (iii) this Agreement and the transactions contemplated hereby and the announcement hereof, (iv) actions or omissions of Private taken with the prior written consent of Piedmont, (v) changes attributable to or resulting from changes in general economic conditions affecting similarly situated banks, saving institutions or their holding companies generally and (vi) any modifications or changes to valuation policies and practices of Private or any of its subsidiaries in connection with the Merger or restructuring charges, in connection with the Merger, in each case in accordance with GAAP. Private is duly registered as a bank holding company under the BHCA.

(b) Each of The PrivateBank and Trust Company, The PrivateBank (St. Louis) and The PrivateBank (Michigan) (each a “Private Subsidiary” and collectively, the “Private Subsidiaries”) is duly organized and validly existing as a banking corporation or federal savings bank, as the case may be, under the banking laws of the jurisdiction of its organization. Each Private Subsidiary is an “insured depository institution” as defined in the FDI Act and applicable regulations thereunder, the deposits of which are insured by the FDIC to the full extent permitted under applicable laws. Each Private Subsidiary (i) is qualified to do business and in good standing in each jurisdiction (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so qualified would not have a Material Adverse Effect on Private or the Private Subsidiaries, and (ii) has all requisite corporate or banking power and authority to own or lease its properties and assets and to carry on its business as now conducted.

Section 4.2 Authority. Private has the corporate power and authority to execute and deliver this Agreement and, subject to regulatory approvals, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by the Board of Directors of Private. No other corporate proceedings on the part of Private are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Private and, assuming due authorization, execution and delivery by Piedmont, constitutes a valid and binding obligation of Private, enforceable against Private in accordance with its terms, except as many be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors’ rights, or equitable principles of law.

Section 4.3 Consents and Approvals. No consents or approvals of or filings or registrations with any Governmental Authority or with any third party are necessary in connection with the execution and delivery by Private of this Agreement and the consummation of the Merger and the other transactions contemplated hereby except for (a) the filing of the Regulatory Applications and the approval of the Regulatory Applications, and (b) the filing of the Certificates of Merger with the Secretaries of State under the DGCL and the GBCC.

Section 4.4 Financial Resources. Private has the financial wherewithal, whether by using its internal funds, external financing, or both, to perform its obligations under this Agreement. Private and Private Subsidiaries will comply in all material respects with applicable capital and debt criteria of each Governmental Authority having jurisdiction over them.

Section 4.5 Approval Delays. Private knows of no reason why any of the regulatory approvals referred to in Section 6.1(c) and Section 6.2(c) should be denied or unduly delayed.

Section 4.6 Capitalization. (a) As of June 30, 2006, the authorized, issued and outstanding capital stock of Private consists of the following:

Class of Stock	Par Value	Authorized	Issued	Outstanding	Treasury
Common	None	39,000,000	21,198,759	21,198,759	93,670
Preferred	None	1,000,000	0	0	0

All of the issued and outstanding shares of Private Common Stock have been, and all of the shares of Private Common Stock to be issued in the Merger will be at the Effective Time, duly and validly authorized and issued, and are, or upon issuance in the Merger will be, as the case may be, fully paid and nonassessable. None of the outstanding shares of Private Common Stock has been issued in violation of any preemptive rights and none of the outstanding shares of Private Common Stock is or will be entitled to any preemptive rights in respect of the Merger or any of the other transactions contemplated by this Agreement. Private has reserved, and will at the Effective Time have, a number of authorized but unissued shares of Private Common Stock or shares of Private Common Stock held in treasury sufficient to pay the Stock Consideration of the aggregate Merger Consideration in accordance with Section 1.4 hereof.

(b) As of June 30, 2006, Private has 610,180 shares of Private Common Stock reserved for issuance under its Incentive Compensation Plan for the benefit of the directors and certain officers and employees of

Private and the Private Subsidiaries pursuant to which options to purchase an aggregate of 1,316,725 shares and an aggregate of 418,900 restricted shares of Private Common Stock were outstanding as of such date.

Section 4.7 Private Financial Statements; Material Changes. Private has previously delivered or made available to Piedmont true, correct and complete copies of its audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, and the unaudited consolidated financial statements for the six months ended June 30, 2006 (collectively, the “Private Financial Statements”). The Private Financial Statements (x) have been prepared in accordance with GAAP consistently applied during the periods involved (except as may be indicated in the notes thereto and, in the case of the unaudited consolidated financial statements, except for the absence of footnotes and for normal and recurring year-end adjustments which are not material); and (y) fairly present in all material respects the consolidated statement of financial condition of Private and the Private Subsidiaries as of the dates thereof and the related consolidated statement of operations, changes in stockholders’ equity and cash flows for the periods then ended.

Section 4.8 Private Reports. (a) Since January 1, 2003, each of Private and the Private Subsidiaries has timely filed all reports, together with any amendments required to be made with respect thereto, that were required to be filed since such date with (i) the SEC, (ii) the FRB, (iii) the FDIC, (iv) any applicable state banking, insurance, securities, or other regulatory authorities (except filings which are not material), and (v) Nasdaq (collectively, the “Private Reports”). Private has previously made available to Piedmont true and complete copies of the Private Reports requested by Piedmont. As of their respective filing dates, each of such reports and documents (after giving effect to any amendments thereto), including the financial statements, exhibits, and schedules thereto, complied in all material respects with the applicable provisions of the statutes, rules, and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Except for examinations or reviews conducted in the regular course of the business of Private or the Private Subsidiaries by the SEC, Internal Revenue Service, Department of Labor, state, and local taxing authorities, FRB, any applicable state banking, insurance, securities or other regulatory authorities, the Office of Thrift Supervision (the “OTS”) or the FDIC, no Federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the knowledge of Private, investigation into the business or operations of Private or the Private Subsidiaries within the past three years. None of Private or any Private Subsidiary is subject to a written agreement with the FRB, the OTS, any state banking, insurance or other regulatory authority or the FDIC.

Section 4.9 Absence of Certain Changes or Events.

(a) Except as disclosed in the Private Reports, since December 31, 2005, no event has occurred which has had a Material Adverse Effect on Private or the Private Subsidiaries or, to Private’s knowledge, no event has occurred which is reasonably likely to have a Material Adverse Effect on Private or the Private Subsidiaries.

(b) Since December 31, 2005, Private has conducted its businesses in all material respects in the ordinary and usual course consistent with past practice.

Section 4.10 Compliance with Applicable Law. The businesses of Private and the Private Subsidiaries are not being conducted in violation of any applicable federal and state laws, ordinances and regulations of any Governmental Authority, including, without limitation, the FDI Act, any laws affecting financial institutions (including the Bank Secrecy Act, the USA Patriot Act, and those pertaining to the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, truth-in-lending, truth-in-savings, fair debt collection practices, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and laws and regulations relating to employee benefits, and any statutes or ordinances relating to the properties occupied or used by Private or the Private Subsidiaries, except for possible violations which either singly or in the aggregate do not have a Material Adverse Effect on Private or the Private Subsidiaries.

(a) No investigation or review by any Governmental Authority with respect to Private or the Private Subsidiaries is pending or, to the knowledge of Private, threatened, nor has any Governmental Authority indicated to Private an intention to conduct the same, other than normal bank regulatory examinations.

Section 4.11 Tax. To the best of the knowledge of Private, neither Private nor any Private Subsidiary has engaged in any act that would preclude or adversely affect the Merger from qualifying as a tax-free reorganization under Section 368(a) of the Code.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Conduct of Business. Between the date hereof and the Closing Date, Piedmont and the Bank shall conduct their respective businesses in the usual and ordinary course consistent in all material respects with prudent banking practices.

Section 5.2 Negative Covenants. Between the date hereof and the Closing Date, and subject to the provisions of Section 5.12 of this Agreement, without the prior written consent of Private, which consent shall not be unreasonably withheld:

(a) Piedmont shall, and shall cause the Bank to, make no changes in its respective charters or bylaws except for any changes required by applicable law or regulation or as contemplated by this Agreement;

(b) Piedmont shall, and shall cause the Bank to, not issue any additional shares of Piedmont Common Stock, Piedmont Preferred Stock or other equity securities or any securities which are convertible into shares of capital stock of Piedmont or the Bank or grant any rights, options or similar agreements with respect thereto or permit the imposition of any lien on any shares of Piedmont Common Stock by Piedmont or the Bank, other than in connection with the conversion of Piedmont Preferred Stock contemplated by Section 1.4(d) or the exercise of Options or Warrants outstanding on the date hereof;

(c) Except as contemplated by Section 5.21 of this Agreement, Piedmont shall, and shall cause the Bank to, not grant any increase in the compensation of its directors, officers or employees or pay any bonuses to any of its directors, officers or employees;

(d) Piedmont shall, and shall cause the Bank to, make no loan for $3.0 million or more or, if less, the Bank’s legal lending limit (net of participations);

(e) Piedmont shall not declare or pay any stock dividend, cash dividend or other similar distribution, other than cash dividends payable on the Piedmont Preferred Stock pursuant to the Certificate of Designation and consistent with past practices;

(f) Piedmont shall, and shall cause the Bank to use its reasonable efforts to maintain its present insurance coverage in respect to their respective properties and businesses;

(g) Piedmont shall, and shall cause the Bank to, make no significant changes in the general nature of the business conducted by Piedmont and the Bank, including but not limited to the investment or use of their assets, the liabilities they incur, or the facilities they operate;

(h) Piedmont shall, and shall cause the Bank to, not take any action that would result in an amendment, modification, termination, partial termination, curtailment, discontinuance or merger into another plan or trust, of any Piedmont Plan, or adopt any new Piedmont Plan, except as contemplated by this Agreement;

(i) Piedmont shall, and shall cause the Bank to, timely file all required Tax Returns with all applicable taxing authorities and pay all Taxes due;

(j) except as already reflected in the Piedmont Financial Statements referred to in Section 3.5 of this Agreement, Piedmont shall, and shall cause the Bank to, not make any expenditure for fixed assets in excess of $50,000 for any single item, or $100,000 in the aggregate, or enter into any lease of fixed assets, if the monthly rental payment under such lease exceeds $5,000;

(k) Piedmont shall, and shall cause the Bank to, not incur any liabilities or obligations, make any commitments or disbursements, acquire or dispose of any property or asset, dispose of real estate owned, make any contract or agreement, or engage in any transaction, except in the ordinary course consistent in all material respects with prudent banking practices;

(l) Piedmont shall, and shall cause the Bank to, not do or fail to do anything that will cause a material breach of, or material default under, any material contract, agreement, commitment, obligation, appointment, plan, trust or other arrangement to which Piedmont or the Bank is a party or by which Piedmont or the Bank is otherwise bound that would give rise to remedies to other parties to such agreement;

(m) Piedmont shall, and shall cause the Bank to, make no changes in its accounting procedures, methods, policies or practices or the manner in which it conducts its businesses and maintains its records unless required by applicable law or regulation;

(n) Piedmont shall, and shall cause the Bank to, comply in all material respects with all material laws applicable to the conduct of its business;

(o) Piedmont shall, and shall cause the Bank to, use its reasonable efforts to preserve its business organization intact, to keep available the services of its present officers and employees and to preserve the goodwill of its customers and others having business relations with it;

(p) Piedmont shall, and shall cause the Bank to, not make any borrowings, except for borrowings of Fed Funds and borrowings from the Federal Home Loan Bank utilized in the ordinary course of business;

(q) Piedmont shall, and shall cause the Bank to, not nominate or appoint any new directors or executive officers of Piedmont or the Bank, as the case may be, except for replacements of existing directors or executive officers;

(r) Except as required by applicable law or regulation, Piedmont (i) will not, and will not permit the Bank to, implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, and (ii) will, and will cause the Bank to, follow its existing policies and practices with respect to managing its exposure to interest rate and other risk and to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest risk;

(s) Neither Piedmont, nor the Bank, will file any application to close, open or relocate operations from their existing locations;

(t) Neither Piedmont, nor the Bank, will settle any litigation or claims against them unless settlement does not require Piedmont or the Bank to pay any monies in excess of $50,000, incur any obligation or admit any wrongdoing or liability; and

(u) Neither Piedmont, nor the Bank, will take any action which would, or fail to take any action contemplated by this Agreement if such failure would, disqualify the Merger as a tax-free reorganization under Section 368(a) of the Code.

Section 5.3 Conduct of Business by Private Until the Effective Time. During the period commencing on the date hereof and continuing until the Effective Time, Private agrees (except as expressly contemplated by this Agreement or to the extent that Piedmont shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed) that:

(a) Except as contemplated by this Agreement, Private and the Private Subsidiaries will maintain their respective books in accordance with GAAP, conduct their respective businesses and operations only in accordance with safe and sound banking and business practices and will use reasonable efforts to comply in all material respects with all applicable federal and state laws, and, to the extent consistent with such businesses, use all reasonable efforts to preserve intact their present business organizations, to generally keep available the services of their present officers and employees and to preserve their relationships with customers, suppliers and others having business dealings with them to the end that their respective goodwill and going businesses shall be unimpaired at the Effective Time.

(b) Private will, and will cause the Private Subsidiaries to, use their reasonable efforts to obtain (and to cooperate with Piedmont in obtaining) any consent, authorization or approval of, or any exemption by, any governmental authority or agency, or other third party, required to be obtained or made by any of them in connection with the Merger or the taking of any action contemplated hereby; provided, however, that if Private shall reasonably determine that acceptance of nonstandard conditions or restrictions would have a materially adverse effect on Private, Private shall have no further obligations under this Section 5.3(b). Private will not, nor will it permit any of the Private Subsidiaries to, knowingly or willfully take any action that would materially delay the ability of Private or Piedmont to obtain any necessary approvals of any governmental authorities or adversely affect their ability to perform their obligations under this Agreement.

(c) The Private agrees to list on Nasdaq (or such other national securities exchange on which the shares of Private Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of the Private Common Stock to be issued in the Merger.

(d) Private will not take any action, or knowingly fail to take any action, which action nor failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e) Private will not take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied or take any action that would be reasonably expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement.

(f) Private will not declare, set aside, make or pay any extraordinary or special dividends on its Common Stock or make any other extraordinary or special distributions in respect of any of its capital stock unless an appropriate adjustment to amounts set forth in Section 1.6(e) are made to provide the holders of Piedmont Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 5.4 Access to Information and Due Diligence.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information and privacy rights, Piedmont shall, and shall cause the Bank to, afford to the officers, employees, accountants, counsel and other representatives of Private, access, during normal business hours during the period before the Effective Time, to its employees, properties, books, contracts, commitments and records and, during such period, Piedmont shall, and shall cause the Bank to, make available to Private (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws or federal or state banking, insurance or similar laws relating to Piedmont and the Bank, and (ii) all other information concerning its business, properties and personnel as Private may reasonably request; provided, however, the activities of Private pursuant to this Section shall be carried out in a manner that does not unreasonably interfere with the conduct of the business of Piedmont and the Bank. Neither Piedmont nor the Bank shall be required to provide access to or to disclose information where such access or disclosure would (A) violate or prejudice the rights of Piedmont’s customers or employees, or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement, or (B) impair any attorney-client privilege of the disclosing party. The parties hereto shall use their reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Private and its officers, directors, employees, advisors and representatives shall hold all information furnished by or on behalf of Piedmont or the Bank or their representatives pursuant to Section 5.4(a) in confidence and, if the transactions contemplated hereby shall not take place, shall immediately return all documents containing any information concerning the properties, business and assets of such parties that may have been obtained in the course of negotiations or examination of the affairs of Piedmont or the Bank either before or after the execution of this Agreement (other than such information as shall be in the public domain or otherwise ascertainable from public sources) and shall destroy any information, analyses or the like derived from such confidential information and provide a certificate signed by an executive officer of Private attesting to such destruction. Private shall use such information solely for the purpose of conducting business, legal and financial reviews of the Piedmont and for such other purposes as may be related to this Agreement.

Section 5.5 Regulatory Filings. Private, at its sole cost and expense and as soon as is reasonably practical, but in no event later than the 30th day following the date of this Agreement, shall make all appropriate filings necessary to obtain the regulatory approvals referred to in Section 6.1(c) hereof, and Piedmont will cooperate fully in the process of obtaining all such approvals.

Section 5.6 Reasonable Efforts. The parties to this Agreement agree to use their reasonable efforts in good faith to satisfy the various conditions to Closing and to consummate the Merger as soon as practicable. None of the parties hereto shall intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of this Agreement or that would cause any of the representations and warranties contained herein to be or to become untrue.

Section 5.7 No Conduct Inconsistent with this Agreement. (a) Piedmont agrees that it shall not, and shall not permit the Bank to, nor shall it encourage or authorize any individual, corporation or other entity to, during the term of this Agreement, solicit, encourage or authorize any individual, corporation or other entity to solicit from any third party any inquiries or proposals (each an “Acquisition Proposal”) relating to the disposition of its business or assets, or the acquisition of its capital stock, or the merger of it or the Bank with any corporation or other entity other than as provided by this Agreement except pursuant to a written direction from a regulatory authority; or negotiate with or entertain any proposal (each an “Acquisition Proposal”) from any other person for any such transaction wherein the business, assets or capital stock of it or the Bank would be acquired, directly or indirectly, by any party other than as provided in this Agreement. Piedmont shall, and shall cause the Bank to, (i) reject in writing any such proposal and (ii) notify Private of all of the relevant details relating to all inquiries and proposals that it may receive after the date hereof relating to any proposed disposition of its business or assets, or the acquisition of its capital stock, or the merger of it or the Bank with any corporation or other entity other than as provided by this Agreement and shall keep Private informed of the status and details of any such inquiry or proposal. Notwithstanding the foregoing, upon receipt of a bona fide, written proposal or offer unsolicited after the date hereof made by any person or group (other than Private or any of its affiliates) with respect to an Acquisition Transaction (as defined below) that the Board of Directors of Piedmont determines, in good faith, could result in a Superior Proposal (as defined below), Piedmont may provide information at the request of, or enter into negotiations with a third party with respect to such Acquisition Transaction, and provided, further, that Piedmont shall provide to Private concurrently any information it provides to such third party which it has not previously provided to Private. Piedmont shall promptly notify Private orally and in writing in the event it receives any such inquiry or proposal and shall provide reasonable detail of all relevant facts relating to such inquiries.

(b) “Acquisition Transaction” shall, with respect to Piedmont, mean any of the following: (i) a merger or consolidation, or any similar transaction (other than the Merger) of any company with either Piedmont or any significant subsidiary (as defined in Rule 1.2 of Regulation S-X of the SEC) (a “Significant Subsidiary”) of Piedmont; (ii) a purchase, lease or other acquisition of all or substantially all the assets of either Piedmont or any Significant Subsidiary of Piedmont; (iii) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Securities Exchange Act) (including by way of merger, consolidation, share exchange or otherwise) which would cause such person or group to become the beneficial owner of securities representing 10% or more of the voting power of either Piedmont or any Significant Subsidiary of Piedmont; (iv) a tender or exchange offer to acquire securities representing 15% or more of the voting power of Piedmont; (v) a public proxy or consent solicitation made to shareholders of Piedmont seeking proxies in opposition to any proposal relating to any of the transactions contemplated by this Agreement that has been recommended by the Board of Directors of Piedmont; (vi) the filing of an application or notice with the

GDBF, FDIC or any other federal or state regulatory authority seeking approval to engage in one or more of the transactions referenced in clauses (i) through (iv) above; or (vii) the making of a bona fide proposal to Piedmont or its shareholders, by public announcement or written communication, that is or becomes the subject of public disclosure, to engage in one or more of the transactions referenced in clauses (i) through (v) above.

Section 5.8 Board of Directors’ Notices, Minutes, Etc. Piedmont shall give reasonable notice to Private of all meetings of the Board of Directors and Board committees of Piedmont and the Bank and the agenda, if any, for or business to be discussed at such meeting. Private may have a representative present at each of Piedmont’s and Bank’s Board of Directors meetings as Piedmont may permit; provided, however, Piedmont shall not be required to permit such representative of Private to attend any portion of a meeting as Piedmont’s Board of Directors may reasonably determine. Piedmont shall transmit to Private, promptly, copies of all notices, minutes, consents and other materials that Piedmont or the Bank provides to its directors to the extent permissible under law, other than materials relating to any proposed acquisition of Piedmont or the Bank. Private agrees to hold in confidence and trust and to act in a fiduciary manner with respect to such information.

Section 5.9 Untrue Representations and Warranties. Subject to the requirements of Section 5.18, during the term of this Agreement, if a party hereto becomes aware of any facts or of the occurrence or impending occurrence of any event that would cause one or more of such party’s representations and warranties contained in this Agreement to be or to become untrue as of the Closing Date, then such party shall immediately give detailed written notice thereof to the other party.

Section 5.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Private shall cause the Surviving Corporation and any successor to fulfill and honor in all respects the obligations of Piedmont and the Bank pursuant to any indemnification agreements for the benefit of directors and officers existing prior to the date hereof. Furthermore, for a period following the Effective Time during which any claim could be asserted, Private agrees to indemnify and hold harmless those directors and officers of Piedmont and the Bank entitled to indemnification under, and to the fullest extent permitted by, the charters and bylaws of Piedmont and the Bank as they existed immediately prior to the Effective Time and as if the charters and bylaws were still in effect without amendment; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Private shall also acquire a tail coverage for directors and officers indemnification insurance at not less than the current coverage levels maintained by Piedmont for a term of five (5) years following the Effective Time; provided, however, that Private shall not be required to pay a premium amount in excess of 175% the most recent annual premium paid by Piedmont for such insurance (the “Insurance Amount”), provided further that if Private is unable to maintain such policy (or substitute policy) as a result of the preceding provisions, Private shall obtain as much comparable insurance as is available for the Insurance Amount. The provisions of this Section 5.10 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each indemnified party and his or her heirs and representatives.

Section 5.11 Resolution of Piedmont Plans. Piedmont and Private shall cooperate in effecting the following treatment of the Piedmont Plans, except as mutually agreed upon by Private and Piedmont prior to the Effective Time:

(a) At the Effective Time, Private (or a Private Subsidiary) shall be substituted for Piedmont or the Bank as the sponsoring employer under those Piedmont Plans with respect to which Piedmont or the Bank is a sponsoring employer immediately prior to the Effective Time, and shall assume and be vested with all of the powers, rights, duties, obligations and liabilities previously vested in Piedmont or the Bank with respect to each such plan. Except as otherwise provided herein, each such plan and any Piedmont Plan sponsored by Piedmont or the Bank shall be continued in effect by Private or any applicable Private Subsidiary after the Effective Time without a termination or discontinuance thereof as a result of the Merger, subject to the power reserved to Private or any applicable Private Subsidiary under each such plan to subsequently amend or terminate the plan, which amendments or terminations shall comply with applicable law. Piedmont and Private will use reasonable efforts (i) to effect said substitutions and assumptions, and take such other actions contemplated under this Agreement, and (ii) to amend such plans as to the extent necessary to provide for said substitutions and assumptions, and such other actions contemplated under this Agreement.

(b) At or as promptly as practicable after the Effective Time, and in no event later than January 1, 2008, provided such date is after the Closing Date, as Private shall reasonably determine, Private shall provide, or cause any Private Subsidiary to provide, to each employee of Piedmont and the Bank as of the Effective Time (“Piedmont Employees”) the opportunity to participate in each employee benefit plan and program maintained by Private or the Private Subsidiaries for similarly situated employees (the “Private Benefit Plans”); provided, however, that with respect to such Private Benefit Plans, Piedmont Employees shall be given credit for service with Piedmont and the Bank in determining eligibility for and vesting in benefits thereunder, but not for purposes of benefit accrual; provided, further, that Piedmont Employees shall not be subject to any waiting periods or pre-existing condition exclusions under the Private Benefit Plans to the extent that such periods are longer or restrictions impose a greater limitation than the periods or limitations imposed under the Piedmont Plans; provided, further, that to the extent that the initial period of coverage for Piedmont Employees under any Private Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA is not a full 12-month period of coverage, Piedmont Employees shall be given credit under the applicable Private Benefit Plans for any deductibles and co-insurance payments made by such Piedmont Employees under the Piedmont Plans during the balance of such 12-month period of coverage; provided, further, that Piedmont Employees shall receive any contribution to the Piedmont Qualified Plans for the portion of the plan years during which such Piedmont Qualified Plans are maintained by Piedmont or Private. Nothing in the preceding sentence shall obligate Private to provide or cause to be provided any benefits duplicative of those provided under any Piedmont Plan continued pursuant to subparagraph (a) above, including, but not limited to, extending participation in any Private Benefit Plan which is an “employee pension benefit plan” under ERISA with respect to any year during which allocations are made to Piedmont Employees under the Piedmont Qualified Plans. Except as otherwise provided in this Agreement, the power of Private or any Private Subsidiary to amend or terminate any benefit plan or program, including any Piedmont Plan, shall not be altered or affected. Moreover, this Agreement shall not confer upon any Piedmont Employee any rights or remedies hereunder and shall not constitute a contract of employment or create the rights, to be retained or otherwise, in employment with Private or any Private Subsidiary.

(c) Prior to or concurrently with the Effective Time, Private shall have entered into employment agreements (the “Employment Agreements”) with each of Brian Schmitt, Mark Hancock, Anthony Mannino and Jody Wirtz, substantially in the form provided to such individuals prior to execution of this Agreement.

(d) As promptly as possible after the execution of this Agreement, Piedmont shall have amended the Piedmont Stock Option Plans and related Option agreements and each Warrant agreement to effectuate Section 1.5.

(e) Immediately prior to the Effective Time, all outstanding shares of Piedmont Preferred Stock shall be converted into shares of Piedmont Common Stock, pursuant to the provisions of the Certificate of Designation, as amended by the Certificate of Amendment.

Section 5.12 Certain Consents. In the event of a request by Piedmont for written consent from Private for purposes of Section 5.2 hereof, Private shall use reasonable efforts to respond to such request promptly and Piedmont shall be entitled to rely, for purposes of any of such section, on a written consent given on behalf of Private by the Chief Executive Officer or Chief Financial Officer of Private.

Section 5.13 Accounting and Other Adjustments. Prior to the Effective Time, Piedmont agrees that it shall, and shall cause the Bank to: (a) make any accounting adjustments or entries to its books of account and other financial records; (b) make additional provisions to any allowance for loan losses; (c) sell or transfer any investment securities held by it; (d) charge-off any loan or lease; (e) create any new reserve account or make additional provisions to any other existing reserve account; (f) make changes in any accounting method; (g) accelerate, defer or accrue any anticipated obligation, expense or income item; and (h) make any other adjustments as Private shall reasonably request, provided, however, that neither Piedmont nor the Bank shall be obligated to take any such requested action until immediately prior to the Effective Time and at such time as Piedmont shall have received reasonable assurances that all conditions precedent to Piedmont’s and Private’s obligations under this Agreement (except for the completion of actions to be taken at the Closing) have been satisfied and; provided, further, no such adjustment which Piedmont or the Bank would not have been required to make but for the provisions of this

Section shall be taken into account for purposes of determining satisfaction by Piedmont of the conditions set forth in Section 6.1(g) of this Agreement.

Section 5.14 List of Piedmont Shareholders. At the Effective Time, Piedmont shall deliver to Private a list of holders of record of the outstanding Piedmont Common Stock as of the most recent reasonably practicable date, and the accuracy of such list shall be certified by an authorized officer of Piedmont.

Section 5.15 Affiliate Letters. Piedmont shall obtain and deliver to Private on the date hereof a signed representation letter as to certain restrictions on resale substantially in the form of Exhibit B hereto from each executive officer and director of Piedmont and each shareholder of Piedmont who may reasonably be deemed an “affiliate” of Piedmont within the meaning of such term as used in Rule 145 under the Securities Act, and shall obtain and deliver to Private a signed representation letter substantially in the form of Exhibit B from any person who becomes an executive officer or director of Piedmont or any shareholder who becomes such an “affiliate” after the date hereof as promptly as practicable after (and shall use its reasonable efforts to obtain and deliver within five (5) business days after) such person achieves such status. The letter described in this Section 5.15 shall include certain provisions pursuant to which such individuals will agree to vote in favor of the Merger and the Certificate of Amendment.

Section 5.16 Registration Statement; Shareholder Approval. As soon as reasonably practicable after the date hereof, Private shall prepare and file with the SEC a Registration Statement on Form S-4 covering the Private Common Stock to be issued to holders of Piedmont Common Stock in the Merger, which Registration Statement shall include the proxy statement (the “Proxy Statement”) for use in soliciting proxies for the special meeting of shareholders (the “Shareholders’ Meeting”) to be held by Piedmont for purposes of approving the Merger, and Private and Piedmont shall use reasonable efforts to cause the Registration Statement to become effective under the Securities Act. Piedmont shall furnish all information concerning Piedmont and the holders of its capital stock as Private may reasonably request in connection with the preparation and filing of the Registration Statement and Proxy Statement and related actions. Piedmont shall call the Shareholders’ Meeting to be held as soon as reasonably practicable, and in no event later than forty-five (45) days after the effective date of the Registration Statement for the purpose of voting upon this Agreement and the Merger and the Certificate of Amendment. In connection with the Shareholders’ Meeting, (a) Private and Piedmont shall jointly prepare the Proxy Statement as part of the Registration Statement, and Piedmont shall mail the Proxy Statement to its shareholders, on a date mutually acceptable to the parties hereto (the “Mailing Date”); (b) the Board of Directors of Piedmont shall, subject to the exercise of its fiduciary duties, unanimously recommend to its shareholders the approval of this Agreement and the Merger and the Certificate of Amendment, and (c) the Board of Directors of Piedmont shall otherwise use reasonable efforts to the extent consistent with its fiduciary duty to obtain such shareholder approval.

Section 5.17 Financial Statements and Reports. From the date of this Agreement and prior to the Effective Time: (a) Piedmont will deliver to Private, as soon as reasonably available, but in no event later than five (5) days after filing, all reports filed by it or any of the Bank with any Governmental Authority subsequent to the date hereof including all financial reports filed with the FRB, the FDIC and the GDBF, which shall be prepared in accordance with the rules and regulations of such Governmental Authority; (b) Piedmont will deliver to Private, as soon as reasonably available, but in no event later than thirty (30) days after the end of each fiscal quarters, all quarterly financial statement of Piedmont and the Bank prepared with respect to period ending subsequent to June 30, 2006 and prepared in conformity with GAAP; and (c) Piedmont will deliver to Private, as soon as practicable after the end of each month, monthly financial statements of Piedmont and the Bank as requested by Private.

Section 5.18 Delivery of Supplements to Disclosure Schedules. Five (5) business days prior to the Effective Time, Piedmont will supplement or amend the Piedmont Disclosure Schedules with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Piedmont Disclosure Schedule or which is necessary to correct any information in the Piedmont Disclosure Schedule or would have caused or constituted a breach of any representation or warranty made by Piedmont had such representation or warranty been made at the time of the occurrence of such event or condition; provided, however, that in order to determine the fulfillment of the conditions set forth in Section 6.1(a) hereof as of the Effective Time, the Piedmont Disclosure Schedules shall be deemed to include only the information contained therein on the date hereof; provided, however, that delivery of such supplements containing information which causes any representation or warranty of either Piedmont to be false or materially misleading will not cure any breach hereunder of such representations or warranties, unless expressly consented to by Private.

Section 5.19 Noncompetition, Nondisclosure and Nonsolicitation Agreements. Prior to or concurrently with the execution of this Agreement, Private shall have received executed Noncompetition, Nondisclosure and Nonsolicitation Agreements from those persons identified on Schedule 5.19 to the Piedmont Disclosure Schedule.

Section 5.20 Tax Opinion. Private shall obtain a written opinion (“Tax Opinion”) of Vedder, Price, Kaufman & Kammholz, P.C. addressed to Private and to Piedmont, dated the Closing Date, subject to customary representations to be made by Private and Piedmont relating to the Merger and assumptions referred to therein, and substantially to the effect that (a) the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and Private and Piedmont will each be a party to such reorganization, (b) the exchange in the Merger of Private Common Stock and cash for Piedmont Common Stock will not give rise to the recognition of any income, gain or loss to Private, Piedmont, or the shareholders of Piedmont with respect to such exchange except, with respect to the shareholders of Piedmont, to the extent of any Cash Consideration received in the Merger and any cash received in lieu of fractional shares, (c) the adjusted tax basis of Private Common Stock received by the shareholders of Piedmont in the Merger will equal the adjusted tax basis of the Piedmont Common Stock exchanged therefore decreased by the amount of money received in the exchange and increased by the amount of gain recognized in the exchange, (d) the holding period of the Private Common Stock received in the Merger will include the period during which the shares of Piedmont Common Stock surrendered in exchange therefore were held, provided such shares of Piedmont Common Stock were held as a capital asset at the Effective Time, (e) the adjusted tax basis of the assets of Piedmont in the hands of Private will be the same as the adjusted tax basis of such assets in the hands of Piedmont immediately prior to the exchange, and (f) the holding period of the assets of Piedmont transferred to Private will include the period during which such assets were held by Piedmont prior to the exchange.

Section 5.21 Bonuses and Other Awards. (a) Prior to or concurrently with the execution of this Agreement, Piedmont shall have entered into Retention Bonus Agreements with those persons listed on Schedule 5.21(a) of the Piedmont Disclosure Schedules providing for retention bonuses in the amount of up to $700,000 in the aggregate.

(b) Prior to the Effective Time, Piedmont shall determine and award incentive bonuses for calendar year 2006 in accordance with the provisions of Schedule 5.21(b) of the Piedmont Disclosure Schedules.

(c) Private shall award, or shall permit Piedmont to award, incentive compensation in accordance with the provisions of Schedule 5.21(c) of the Piedmont Disclosure Schedules.

Section 5.22 Other Actions; Further Assurances; Form of Transaction.

(a) At Private’s request, the parties will use all reasonable efforts and cooperate in all reasonable respects with each other to obtain any consents or waivers from third parties under any contract or agreement to which Piedmont or the Bank is a party in order to prevent any breach or default from arising thereunder as a result of the consummation of the Merger.

(b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the contemplated purposes and intent of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.

(c) If necessary to expedite the Closing of the Merger or any other transactions contemplated by this Agreement, the parties agree that each will take or perform any additional reasonably necessary or advisable steps to restructure the transactions contemplated hereby; provided, however, that any such restructuring will not result in any change in the Merger Consideration, or result in any adverse consequences to the Private, Piedmont or the shareholders of Piedmont, and will not jeopardize the receipt of approvals required from Governmental

Authorities or other consents and approvals relating to the consummation of the Merger or otherwise cause any condition to Closing set forth in Article VI not to be capable of being fulfilled.

(d) Neither Piedmont, the Bank, Private nor any of their respective affiliates, shall voluntarily take any action which would cause the Merger to fail to qualify as a tax-free reorganization under Section 368(a) of the Code; additionally, Private and Piedmont agree to take any and all necessary or advisable steps to restructure or modify the terms of the transaction contemplated hereby, if such steps are necessary or advisable to qualify the transaction contemplated hereby as a tax-free reorganization under Section 368(a) of the Code.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions Precedent to Obligations of Private. Unless the conditions are waived in writing by Private, all obligations of Private under this Agreement are subject to the fulfillment, before or at the Closing, of each of the following conditions:

(a) Representations and Warranties; Performance of Agreements. The representations and warranties of Piedmont contained in Article III of this Agreement, or in any documents, certificates, schedules or exhibits delivered by, or on behalf of, Piedmont to Private pursuant to this Agreement shall be true and correct in all material respects as of this date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct as of such earlier date) and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct as of such earlier date). Piedmont shall have performed in all material respects all agreements herein required to be performed by it on or before the Closing Date.

(b) Closing Certificate. Private shall have received a certificate signed by the Chief Executive Officer of Piedmont, dated as of the Closing Date, certifying as to the fulfillment of the conditions to the obligations of Private as set forth in this Agreement and required to be fulfilled by Piedmont on or before the Closing Date.

(c) Regulatory and Other Approvals. Private shall have obtained the approval of all required Governmental Authorities (including, without limitation, the approval of the FRB, SEC and GDBF) of the transactions contemplated by this Agreement, all required regulatory waiting periods shall have expired, and there shall have been no motion for rehearing or appeal from such approval.

(d) Piedmont Shareholder Approval. This Agreement and the Certificate of Amendment shall each have been duly adopted and approved by the requisite vote of the Common and/or Preferred shareholders of Piedmont, as the case may be, at a meeting of Piedmont’s shareholders.

(e) No Litigation with Respect to Transactions. No suit or other legal proceeding shall have been instituted or threatened against Piedmont, the Bank or Private seeking to enjoin the consummation of the transactions contemplated hereby, which reasonably could be expected to result in the issuance of a court order enjoining such transactions, or which seeks substantial damages in respect thereof.

(f) No Adverse Changes. Between the date of this Agreement and the Closing Date, the business of Piedmont and the Bank shall have been conducted in the ordinary course consistent in all respects with prudent banking practices, and no action shall have been taken or event shall have occurred that is reasonably likely to result in a Material Adverse Effect on Piedmont or the Bank.

(g) Consents. Piedmont and the Bank shall have obtained all written consents, permissions and approvals as required under any material agreements, contracts, appointments, indentures, plans, trusts or other arrangements with third parties, including, but not limited to, leases listed on Schedule 3.19 of the Piedmont Disclosure Schedules, required to effect the transactions contemplated by this Agreement.

(h) Resignations. Piedmont shall have either (a) procured and delivered to Private the resignations of each of the directors of the Bank as Private requests, or (b) removed all such directors from office immediately prior to the Effective Time.

(i) Legal Opinion. Private shall have received an opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel for Piedmont, substantially in the form of Exhibit C.

(j) Private shall have received the Tax Opinion (as contemplated in Section 5.20 above).

Section 6.2 Conditions Precedent to Obligations of Piedmont. Unless the conditions are waived in writing by Piedmont, all obligations of Piedmont under this Agreement in writing are subject to the fulfillment, before or at the Closing, of each of the following conditions:

(a) Representations and Warranties; Performance of Agreements. The representations and warranties of Private contained in Article IV of this Agreement, or in any documents, certificates or exhibits delivered by them, or on their behalf to Piedmont pursuant to this Agreement shall be true and correct in all material respects as of this date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect on Private. Private shall have performed in all material respects all agreements herein required to be performed by it on or before the Closing Date.

(b) Closing Certificate. Piedmont shall have received a certificate signed by the Chief Executive Officer of Private, dated as of the Closing Date, certifying in such detail as Piedmont may reasonably request, as to the fulfillment of the conditions to the obligations of Piedmont as set forth in this Agreement and required to be fulfilled by Private on or before the Closing.

(c) Regulatory and Other Approvals. Private shall have obtained the approval of all appropriate Governmental Authorities (including, without limitation, the approval of the FRB, SEC and GDBF) of the transactions contemplated by this Agreement, all required regulatory waiting periods shall have expired, and there shall have been no motion for rehearing or appeal from such approval.

(d) No Litigation with Respect to Transactions. No suit or other legal proceeding shall have been instituted or threatened against Piedmont, the Bank or Private seeking to enjoin the consummation of the transactions contemplated hereby, which reasonably could be expected to result in the issuance of a court order enjoining such transactions, or which seeks substantial changes in respect hereof.

(e) No Adverse Changes. Between the date of this Agreement and the Closing Date, no action shall have been taken or event shall have occurred that is reasonably likely to result in a Material Adverse Effect on Private or the Private Subsidiaries.

(f) Legal Opinion. Piedmont shall have received an opinion of Vedder, Price, Kaufman & Kammholz, P.C., counsel for Private, substantially in the form of Exhibit D.

(g) Paying Agent Certification. Piedmont shall have received a certificate from the Paying Agent certifying that it has received the Exchange Fund in immediately available funds and that it is holding the Exchange Fund for the benefit of the holders of the Piedmont Common Stock.

(h) Tax Opinion. Piedmont shall have received the Tax Opinion of Vedder, Price, Kaufman & Kammholz, P.C. pursuant to Section 5.20 hereof.

ARTICLE VII

TERMINATION, EXPENSES AND AMENDMENT

Section 7.1 Termination. This Agreement may be terminated at any time before the Effective Time:

(a) by mutual written consent of the boards of directors of Private and Piedmont;

(b) by Private or Piedmont, (i) if there shall have been a final judicial or regulatory determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of this Agreement is illegal, invalid or unenforceable (unless the enforcement thereof is waived by the affected party) or denying any regulatory approval of the transactions contemplated by this Agreement, the approval of which is a condition precedent to either party’s obligations hereunder; or (ii) the Piedmont shareholders fail to adopt this Agreement and the Certificate of Amendment at the Shareholders’ Meeting and approve the Merger;

(c) by either Private or Piedmont in the event of the material breach by the other party of any representation, warranty, covenant or agreement contained herein or in any document delivered pursuant hereto (other than as a result of the failure of the other party to comply with its obligations under this Agreement), which breach would result in the failure to satisfy the closing conditions set forth in Section 6.1 hereof, in the case of Private, or Section 6.2 hereof, in the case of Piedmont; provided, however, the breaching party shall be given a reasonable opportunity, not to exceed ten (10) days, to cure such breach;

(d) by either Private or Piedmont if any of the conditions in Section 6.1 hereof, in the case of Private, and Section 6.2 hereof, in the case of Piedmont, has not been satisfied as of the Closing Date or if satisfaction of such condition is or becomes impossible (other than through the failure of the other party to comply with its obligations under this Agreement);

(e) by either Private or Piedmont if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply in all material respects with its obligations under this Agreement) by January 31, 2007, or such later date as the parties may agree;

(f) by Piedmont, if (i) Piedmont has complied with the provisions of Section 5.7, (ii) any corporation, partnership, person, other entity or group, as defined in the Securities Exchange Act (other than Private or any affiliate of Private), shall have commenced, made or proposed an Acquisition Transaction, (iii) Piedmont’s Board of Directors shall have determined, in its good faith judgment, after consultation with its independent financial advisors, that such offer or proposal is more favorable to Piedmont’s shareholders than the Merger (a “Superior Proposal”), and (iv) Piedmont’s Board of Directors shall have determined, in good faith, that if it failed to recommend or accept such Superior Proposal then such failure would be determined to result in a breach of the directors’ fiduciary duties; provided, however, that Piedmont may not terminate this Agreement pursuant to this Section 7.1(f) until the expiration of five (5) business days after written notice of any such Superior Proposal referenced in this Section 7.1(f) has been delivered to Private, together with a summary of the terms and conditions of any such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing). After providing such notice, Piedmont shall provide a reasonable opportunity to Private during the five-day period to make such adjustments in the terms and conditions of this Agreement as would enable Piedmont to proceed with the Merger on such adjusted terms;

(g) by the Board of Directors of Private if Piedmont has (i) received a Superior Proposal, and the Board of Directors of Piedmont has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, or withdraws, modifies or amends in any respect adverse to Private its approval of this Agreement or the transactions contemplated hereby, or (ii) fails to call its Shareholders’ Meeting in accordance with Section 5.16, withdraws or fails to make a unanimous recommendation that shareholders of Piedmont vote in favor of the Merger and the Certificate of Amendment, or modifies or qualifies such recommendation or takes any other action with respect thereto which is in a manner adverse to Private, or (iii) the Board of Directors of Piedmont has resolved to do any of the foregoing; or

(h) by Piedmont at any time prior to the close of business on the business day after establishment of the Private Closing Price, such termination to be effective immediately following the expiration of the three (3) business day period specified in Section 7.1(h)(ii) below (“Effective Termination Date”), if both of the following conditions are satisfied:

(i) the Private Closing Price is less than $37.40; and

(ii) the number obtained by dividing the Private Closing Price by the Initial Private Market Value (“Private Ratio”) shall be less than the quotient obtained by dividing the Final Index Amount by the Initial Index Amount, minus 0.15; subject, however, to the following sentences. If Piedmont elects to exercise its termination right pursuant to this Section 7.1(h), it shall give prompt written notice thereof to Private as specified above and Private shall, for a period of three (3) business days after its receipt of such notice, have the option of paying (i) additional Stock Consideration (based on the actual Private Closing Price); (ii) additional Cash Consideration; or (iii) a combination of additional Stock Consideration and Cash Consideration (the “Additional Consideration”) in compliance with the following sentence. Specifically, Private shall pay such Additional Consideration so that the value of the Aggregate Stock Consideration (prior to adjustment for the Additional Consideration) together with the Additional Consideration (whether in cash or stock) shall be valued at an amount which is no less than the lesser of (i) the product of 0.85 and the Initial Private Market Value multiplied by the Aggregate Stock Consideration (prior to adjustment for the Additional Consideration) or (ii) the product of the Index Ratio and the Initial Private Market Value multiplied by the Aggregate Stock Consideration (prior to adjustment for the Additional Consideration). If within such three (3) business day period, Private delivers written notice to Piedmont that it intends to proceed by paying the Additional Consideration, as contemplated by the preceding sentence, then no termination shall occur pursuant to this Section 7.1(h) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Aggregate Merger Consideration shall have been so modified).

For purposes of this Section 7.1(h), the following terms shall have the meanings indicated below:

“Final Index Amount” means the reported closing index amount for the Index Group on the sixth day prior to the Closing Date.

“Index Group” means the NASDAQ Bank Index.

“Index Ratio” shall be the Final Index Amount divided by the Initial Index Amount.

“Initial Index Amount” means the reported closing index amount of 3,213.09 for the Index Group for August 1, 2006.

“Initial Private Market Value” means $44.00, adjusted as indicated in the last sentence of this Section 7.1(h) below.

If Private or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 7.1(h).

Section 7.2 Termination Fee. (a) In consideration of the expenses and forgone opportunities of Private, as a condition and inducement to Private’s willingness to enter into and perform this Agreement, Piedmont shall pay to Private immediately upon demand a fee of $1,500,000 plus all reasonable actual expenses incurred by Private in connection with the transactions contemplated by this Agreement (the “Termination Fee”) upon the earliest to occur of the following:

(i) Private terminates this Agreement pursuant to Section 7.1(c) or (d) and (A) the Board of Directors of Piedmont (1) shall have withdrawn, modified or amended in any respect its approval or recommendation of this Agreement or the transactions contemplated hereby, (2) shall not at the appropriate time have unanimously recommended or shall have withdrawn, modified or amended in any respect its recommendation that its shareholders vote in favor of the adoption of this Agreement, or (3) shall not have included such recommendation in the Proxy Statement, or (B) the Board of Directors of Piedmont shall have resolved to do any of the foregoing; provided, however, no Termination Fee is payable under this Section 7.2(a)(i) unless (1) prior to such termination, an Acquisition Proposal with respect to Piedmont was commenced, publicly proposed or publicly disclosed (or an Acquisition Proposal was received); and (2) within 18 months after such termination, Piedmont shall have entered into a definitive written agreement relating to an Acquisition Transaction or any Acquisition Transaction shall have been consummated; or

(ii) Private terminates this Agreement pursuant to Section 7.1(g); provided, however, no Termination Fee is payable under this Section 7.2(a)(ii) unless (1) prior to such termination, an Acquisition Proposal with respect to Piedmont was commenced, publicly proposed or publicly disclosed (or an Acquisition Proposal was received); and (2) within 18 months after such termination, Piedmont shall have entered into a definitive written agreement relating to an Acquisition Transaction or any Acquisition Transaction shall have been consummated; or

(iii) Piedmont shall have (A) terminated this Agreement pursuant to Section 7.1(f), and (B) entered into an agreement with a party other than Private or an affiliate of Private providing for an Acquisition Transaction described in Section 5.7(b)(i) through (iv) prior to the termination date of this Agreement; or

(iv) a tender or exchange offer for 10% or more of the outstanding shares of Piedmont Common Stock is commenced (other than by Private or an affiliate thereof) and Piedmont’s Board of Directors recommends that shareholders of Piedmont tender their shares in such tender offer or fails to recommend that shareholders reject such tender offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act; provided, however, no Termination Fee is payable under this Section 7.2(a)(iv) in the event this Agreement shall have been terminated pursuant to Section 7.1(a) or (b).

(b) In the event this Agreement is terminated prior to the Effective Time for any reason other than (i) mutual agreement of the parties pursuant to Section 7.1(a), (ii) a valid termination by either party pursuant to Section 7.1(b), or (iii) a valid termination by Piedmont pursuant to Section 7.1(d), the Termination Fee, unless previously paid pursuant to Section 7.2(a), shall continue to be payable by Piedmont to Private upon the consummation of any Acquisition Transaction that is entered into or announced during the 18-month period from and after the date of such termination; provided, however, that if the termination is pursuant to Section 7.1(e), the Termination Fee shall be payable only if such Acquisition Transaction is with a party (or an affiliate of a party) that had delivered a written proposal for, or otherwise engaged in activities relating to, an Acquisition Transaction prior to the termination date of this Agreement.

(c) Upon payment of the fee described in this Section 7.2, Piedmont shall have no further liability to Private at law or in equity with respect to such termination, or with respect to Piedmont’s Board of Director’s failure to take action to convene the Shareholders’ Meeting and/or recommend that Piedmont’s shareholders adopt this Agreement and the Certificate of Amendment.

(d) Piedmont acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Private would not enter into this Agreement. Accordingly, if Piedmont fails to pay timely any amount due pursuant to this Section 7.2 and, in order to obtain such payment, Private commences a suit that results in a judgment against Piedmont for the amount payable to Private pursuant to this Section 7.2, Piedmont shall pay to Private its reasonable, out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount so payable at the applicable Federal Funds rate.

Section 7.3 Effect of Termination. In the event of termination of this Agreement by either Piedmont or Private as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, and none of Piedmont, Private, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 5.4(b), 7.2, 7.3, and 8.8 shall survive any termination of this Agreement and (ii) neither Piedmont nor Private shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement. Each party’s right of termination under Section 7.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies.

Section 7.4 Amendment. Subject to compliance with applicable law, this Agreement may be amended in writing only by the parties hereto; provided, however, that there may not be, without further approval of Piedmont’s shareholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Piedmont Common Stock as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 7.5 Extension; Waiver. At any time before the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided however, that there may not be, without further approval of Piedmont’s shareholders, any waiver under this Agreement which reduces the amount or, except as expressly contemplated by Section 1.4, changes the form of the consideration to be delivered to the holders of Piedmont Common Stock as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement (or in any instrument delivered pursuant to this Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Private addressed to:	PrivateBancorp, Inc. 70 West Madison Suite 900 Chicago, Illinois 60602 Attention: Ralph B. Mandell Chairman, President and Chief Executive Officer Telephone: (312) 683-7100 Facsimile: (312) 683-7111

with a copy to:
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street, Suite 2600
Chicago, Illinois 60601
Attention:     Thomas P. Desmond, Esq.
                        Jennifer Durham King, Esq.
Telephone:    (312) 609-7500
Facsimile:       (312) 609-5005

If to Piedmont, addressed to:	Piedmont Bancshares, Inc. 3423 Piedmont Road, Suite 225 Atlanta, Georgia 30305 Attention: Brian D. Schmitt President and Chief Executive Officer Telephone: (404) 926-2400 Facsimile: (404) 926-2424
with a copy to:
Womble Carlyle Sandridge & Rice, PLLC
One Atlantic Center, Suite 3500
1201 West Peachtree Street
Atlanta, Georgia 30309
Attention:      Steven S. Dunlevie, Esq.
                        Betty Orazem Derrick, Esq.
Telephone:    (404) 872-7000
Facsimile:       (404) 888-7490

Section 8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a section of or exhibit or schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. A signature page of this Agreement executed and transmitted via electronic means shall be deemed an original for all purposes.

Section 8.5 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

Section 8.6 Governing Law. This Agreement and the exhibits attached hereto shall be governed and construed in accordance with the laws of the State of Illinois, without regard to any applicable conflicts of law.

Section 8.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If, however, any provision of this Agreement is declared invalid or unenforceable by a court of competent jurisdiction, then the parties hereto shall in good faith amend this Agreement to include an alternative provision that accomplishes a similar result.

Section 8.8 Publicity. Except as otherwise required by applicable law or the rules of any applicable securities exchange, neither Piedmont nor Private shall, nor shall Piedmont or Private permit the Bank or any subsidiary of Private, respectively, to issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

Section 8.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties under this Agreement shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 5.10, this Agreement (including the documents and instruments referred to herein) shall not confer upon any person other than the parties hereto (or thereto) any rights or remedies hereunder.

Section 8.10 Transaction Expenses. Except as set forth in Section 7.2, and except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Piedmont and Private, whether or not the Merger is consummated, all fees and expenses incurred by Piedmont or Private, as applicable, in connection with the Merger, including all legal, accounting, financial advisory, fairness opinion, consulting and all other fees and expenses of third parties incurred by Piedmont or Private, as applicable, in connection with the negotiation and effectuation of the transactions contemplated by this Agreement shall be the obligations of either Piedmont or Private, to the extent such party incurred such fees and expenses.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Private and Piedmont have executed this Agreement as of the day and year hereinabove first written.

PRIVATEBANCORP, INC.
By:	/s/ Ralph B. Mandell
Name:	Ralph B. Mandell
Title:	Chairman, President and Chief Executive Officer

PIEDMONT BANCSHARES, INC.
By:	/s/ Brian D. Schmitt
Name:	Brian D. Schmitt
Title:	President and Chief Executive Officer

ANNEX B

GEORGIA DISSENTERS’ RIGHTS LAW

Georgia Business Corporation Code

Article 13. Dissenters’ Rights

Part 1. Right to Dissent and Obtain Payment for Shares

14−2−1301. DEFINITIONS— As used in this article, the term:

(1) ‘Beneficial shareholder’ means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) ‘Corporate action’ means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14−2−1302.

(3) ‘Corporation’ means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4) ‘Dissenter’ means a shareholder who is entitled to dissent from corporate action under Code Section 14−2−1302 and who exercises that right when and in the manner required by Code Sections 14−2−1320 through 14−2−1327.

(5) ‘Fair value,’ with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6) ‘Interest’ means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7) ‘Record shareholder’ means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8) ‘Shareholder’ means the record shareholder or the beneficial shareholder.

14−2−1302. RIGHT TO DISSENT— (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If approval of the shareholders of the corporation is required for the merger by Code Section 14−2−1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:

(i) The corporation is merging into a subsidiary corporation pursuant to Code Section 14−2−1104;

(ii) Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each shareholder; and

(iii) The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or

(B) If the corporation is a subsidiary that is merged with its parent under Code Section 14−2−1104;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14−2−1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14−2−604; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenters' rights.

(c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

(1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14−2−1303. DISSENT BY NOMINEES AND BENEFICIAL OWNERS— A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

Part 2. Procedure for Exercise of Dissenters’ Rights

14−2−1320. NOTICE OF DISSENTERS’ RIGHTS— (a) If proposed corporate action creating dissenters’ rights under Code Section 14−2−1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters’ rights under Code Section 14−2−1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14−2−1322 no later than ten days after the corporate action was taken.

14−2−1321. NOTICE OF INTENT TO DEMAND PAYMENT— (a) If proposed corporate action creating dissenters’ rights under Code Section 14−2−1302 is submitted to a vote at a shareholders’ meeting, a record shareholder who wishes to assert dissenters’ rights:

(1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2) Must not vote his shares in favor of the proposed action.

(b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14−2−1322. DISSENTERS’ NOTICE— (a) If proposed corporate action creating dissenters’ rights under Code Section 14−2−1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14−2−1321.

(b) The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4) Be accompanied by a copy of this article.

14−2−1323. DUTY TO DEMAND PAYMENT— (a) A record shareholder sent a dissenters’ notice described in Code Section 14−2−1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

(b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

14−2−1324. SHARE RESTRICTIONS— (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14−2−1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14−2−1325. OFFER OF PAYMENT— (a) Except as provided in Code Section 14−2−1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14−2−1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b) The offer of payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under Code Section 14−2−1327; and

(5) A copy of this article.

(c) If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14−2−1326. FAILURE TO TAKE ACTION— (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14−2−1322 and repeat the payment demand procedure.

14−2−1327. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER — (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1) The dissenter believes that the amount offered under Code Section 14−2−1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14−2−1325.

(c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14−2−1325:

(1) The shareholder may demand the information required under subsection (b) of Code Section 14−2−1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2) The shareholder may at any time, subject to the limitations period of Code Section 14−2−1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

Part 3. Judicial Appraisal of Shares

14−2−1330. COURT ACTION— (a) If a demand for payment under Code Section 14−2−1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the ‘Georgia Civil Practice Act,’ applies to any proceeding with respect to dissenters’ rights under this chapter.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14−2−1331. COURT COSTS AND COUNSEL FEES— (a) The court in an appraisal proceeding commenced under Code Section 14−2−1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14−2−1327.

(b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14−2−1320 through 14−2−1327; or

(2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14−2−1332. LIMITATION OF ACTIONS— No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14−2−1320 and Code Section 14−2−1322.

ANNEX C

FORM OF AFFILIATE LETTER AND VOTING AGREEMENT

August 2, 2006

PrivateBancorp, Inc.
70 West Madison, Suite 900
Chicago, Illinois 60602

Ladies and Gentlemen:

I have been advised that as of the date of this letter I may be deemed to be an “affiliate” of Piedmont Bancshares, Inc., a Georgia corporation (the “Company”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (“Rules and Regulations”) of the Securities and Exchange Commission (“Commission”) under the Securities Act of 1933, as amended (“Act”). I understand that pursuant to the terms of the Agreement and Plan of Merger dated as of August 2, 2006 (“Merger Agreement”), by and between PrivateBancorp, Inc., a Delaware corporation (“Private”), and the Company, the Company shall be merged with and into Private (the “Merger”) and the shareholders of the Company shall be entitled to receive cash and shares of common stock, no par value per share, of Private (“Private Common Stock”) in exchange for shares of common stock, par value $1.00 per share, of the Company (“Company Common Stock”).

As a result of the Merger, I may be entitled to receive shares of Private Common Stock in exchange for shares owned by me of Company Common Stock. I represent, warrant and covenant to Private that in the event I receive any shares of Private Common Stock as a result of the Merger:

A.  I shall not make any sale, transfer or other disposition of Private Common Stock in violation of the Act or the Rules and Regulations.

B.  I have carefully read this Letter Agreement and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Private Common Stock to be received by me in the Merger, to the extent I felt necessary, with my counsel and/or counsel for the Company.

C.  I have been advised that the issuance of Private Common Stock to me pursuant to the Merger shall be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, because: (a) at the time the Merger shall be submitted for a vote of the shareholders of the Company, I may be deemed to be an affiliate of the Company; and (b) the distribution by me of Private Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of Private Common Stock issued to me in the Merger unless: (i) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145(d) promulgated by the Commission under the Act (“Rule 145(d)”); (ii) such sale, transfer or other disposition has been registered under the Act; or (iii) in the opinion of counsel reasonably acceptable to Private, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Act.

D.  I understand that, except as provided in the Merger Agreement, Private is under no obligation to register the sale, transfer or other disposition of Private Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

E.  I also understand that stop transfer instructions will be given to Private’s transfer agent with respect to Private Common Stock issued to me in the Merger and that there will be placed on the certificates for Private Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT

OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED AUGUST 2, 2006 BETWEEN THE REGISTERED HOLDER HEREOF AND PRIVATEBANCORP, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF PRIVATEBANCORP, INC.”

F.  I also understand that, unless the sale or transfer by me of Private Common Stock issued to me in the Merger has been registered under the Act or is a sale made in conformity with the provisions of Rule 145(d), Private reserves the right to place the following legend on the certificates issued to my transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ACQUIRED IN A TRANSACTION THAT WAS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

G.  I hereby agree that at any meeting of the shareholders of the Company however called, and in any action by written consent of the shareholders of the Company, I (solely in my capacity as a shareholder) shall vote, or cause to be voted, all shares of Company Common Stock and all shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”) over which I have sole or shared voting power at that time: (a) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby; (b) in favor of the proposed amendment to the Company’s Articles of Incorporation to change certain rights of the holders of the Preferred Stock pursuant to the Certificate of Amendment of the Certificate of Designation of such Preferred Stock (the “Certificate of Amendment”); (c) against any action or agreement which would result in a breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and (d) against any action or agreement which would impede or interfere with the transactions contemplated by the Merger Agreement, including, but not limited to: (i) any change in the management or Board of Directors of the Company, except as otherwise consented to in writing by Private; (ii) any change in the present capitalization or dividend policy of the Company; or (iii) any other material change in the Company’s corporate structure or business.

H.  I agree (solely in my capacity as a shareholder) not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent (a) to approve or adopt the Merger Agreement and the transactions contemplated thereby or (b) to approve the Certificate of Amendment.

I.  I agree (solely in my capacity as a shareholder) to use my best efforts to cause the Merger and the other transactions contemplated by the Merger Agreement to be consummated.

J.  Prior to the meeting of the shareholders of the Company called for the purpose of approving the Merger Agreement, I will not sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any shares of Company Common Stock or Preferred Stock owned of record or beneficially by me, whether such shares of Company Common Stock or Preferred Stock are owned of record or beneficially by me on the date of the Merger Agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except: (i) for transfers by operation of law (in which case this Letter Agreement shall bind the transferee); (ii) for sales, assignments, transfers or other dispositions necessitated by hardship with the prior written consent of Private; (iii) for transfers to charities, charitable trusts, or other charitable organizations under Section 501(c)(3) of the IRC, lineal descendant or a spouse of the undersigned, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees in writing to be bound by the terms of this Letter Agreement; (iv) for transfers to the Company for the payment of taxes relating to the exercise of stock options; or (v) as Private may otherwise agree in writing.

K.  I represent that (i) I have the capacity, the complete and unrestricted power and the unqualified right to enter into and perform the terms of this Letter Agreement; and (ii) this Letter Agreement constitutes a valid and binding agreement with respect to me, enforceable against me in accordance with its terms.

L.  It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms. It is also understood and agreed that this Letter Agreement shall terminate and be of no further force and effect and the stop transfer instructions set forth above shall be lifted forthwith upon the delivery by the undersigned to Private of an opinion of counsel in form and substance reasonably satisfactory to Private, or other evidence reasonably satisfactory to Private, to the effect that a transfer of my shares of Private Common Stock will not violate the Securities Act or any of the rules and regulations of the Commission thereunder. In addition, it is understood and agreed that the legend set forth in Paragraph E above shall be removed forthwith at my request from the certificate or certificates representing my shares of Private Common Stock upon (i) expiration of the restrictive period set forth in Rule 145(d)(2), so long as Private is then in compliance with Commission Rule 144(c), or the restrictive period set forth in Rule 145(d)(3) or (ii) if Private shall have received an opinion of counsel in form and substance reasonably satisfactory to Private, or other evidence satisfactory to Private that a transfer of my shares of the Private Common Stock represented by such certificate or certificates will be a sale made in conformity with the provisions of Rule 145(d), made pursuant to an effective registration statement under the Securities Act or made pursuant to an exemption from registration under the Securities Act.

M.  It is understood and agreed that nothing herein shall impose any obligation on the undersigned to take any action or omit to take any action in his or her capacity as a member of the Board of Directors or as an officer of the Company or any of its subsidiaries, or to interfere in any respect with the exercise of the undersigned’s fiduciary duties as a director or officer of the Company.

N.  Execution of this Letter Agreement should not be considered an admission on my part that I am an “affiliate” of the Company as described in the first paragraph of this Letter Agreement, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this Letter Agreement. Furthermore, this letter shall be of no force or effect if I am not an “affiliate” of the Company at the time of the meeting of shareholders of the Company at which the Company’s shareholders will vote to adopt the Merger Agreement and approve the Merger and related transactions.

O. This letter may be signed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same document.

[SIGNATURE PAGE FOLLOWS]

Very truly yours, __________________________________ Name:
Accepted and agreed to this 2nd day of August, 2006	Number of Shares of Company Common Stock _______________ Preferred Stock _______________________

PRIVATEBANCORP, INC.
By:	_____________________________________________
Name:	___________________________________
Title:	___________________________________

ANNEX D

FAIRNESS OPINION OF PIEDMONT’S FINANCIAL ADVISOR

August 2, 2006

Board of Directors
Piedmont Bancshares, Inc.
3423 Piedmont Road, Suite 225
Atlanta, GA 30305

Dear Members of the Board:

We understand that Piedmont Bancshares, Inc., an Georgia corporation (“Acquired Corporation”), and its wholly owned subsidiary, Piedmont Bank of Georgia, an Georgia banking corporation (the “Bank”), and The PrivateBancorp, Inc., an Delaware corporation (“Buyer”) are about to enter into a Agreement and Plan of Merger (the “Agreement”) dated August 2, 2006, pursuant to which on the Effective Date, the corporate existence of Acquired Corporation and of Buyer shall, as provided in the DGCL, be merged into and continued in the Surviving Corporation, and the Surviving Corporation shall be deemed to be the same corporation as Acquired Corporation and Buyer (the “Merger”). As set forth in Section 1.6 of the Agreement, at the Effective Date (as defined in the Agreement) each of the outstanding shares of Acquired Corporation Common Stock and Preferred Stock will be converted into and have the right to receive Cash, Buyer Common Stock or a combination thereof in the amount equal to the Seller Per Share Amount as defined in the Agreement. Furthermore, all outstanding Acquired Corporation Options and the outstanding Acquired Corporation Warrants shall be cancelled and each holder of such options and the holder of such warrants shall be entitled to receive in exchange therefore the right to receive Buyer Common Stock equal to the excess of the Seller Per Share Amount as defined in the Agreement over the exercise per share. The forgoing shall be referred to herein as the Merger Consideration. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of Acquired Corporation.

FIG Partners LLC (“FIG”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of FIG and their affiliates may from time to time effect transactions and hold securities of Acquired Corporation and/or Buyer.

We were retained by Acquired Corporation to act as its financial advisor in connection with the Merger. We will receive compensation from Acquired Corporation in connection with our services. Acquired Corporation has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain historical publicly available business and financial information concerning Acquired Corporation and Buyer;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning Acquired Corporation and Buyer;

(iv)	analyzed certain financial projections prepared by the managements of Acquired Corporation and Buyer;

Board of Directors
August 2, 2006

(v)
held discussions with members of the senior managements of Acquired Corporation and Buyer for the purpose of reviewing the future prospects of Acquired Corporation and Buyer, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant; and

(vii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Acquired Corporation and Buyer and in the discussions with Acquired Corporation and Buyer managements. In that regard, we have assumed that the financial forecasts, including, without limitation, the synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Acquired Corporation and Buyer and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Acquired Corporation and Buyer are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Acquired Corporation, Buyer or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Acquired Corporation, Buyer or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Acquired Corporation, the Bank, and Buyer. In rendering this opinion, we have been advised by Acquired Corporation and Buyer and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Buyer or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of Buyer or any of the surviving corporations after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This letter is solely for the information of the Board of Directors of Acquired Corporation and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Acquired Corporation Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Board of Directors
August 2, 2006

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be received by the holders of Acquired Corporation Common Stock pursuant to the Agreement is fair, from a financial point of view, to the shareholders of Acquired Corporation.

Sincerely,

/s/FIG PARTNERS LLC

ANNEX E

FORM OF ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
PIEDMONT BANCSHARES, INC.

Pursuant to the provisions of Section 14-2-1003, Official Code of Georgia Annotated, the Articles of Incorporation of Piedmont Bancshares, Inc. (the “Corporation”), originally filed with the Secretary of State, State of Georgia, on November 13, 2002, are hereby amended as follows:

I.

The Amendment adopted by the Corporation is as follows:

Subparagraph (a) of Paragraph 5 of the Certificate of Designations Establishing the Designations, Powers, Preferences, Limitations, Restrictions, and Relative Rights of Series A Convertible Preferred Stock of the Corporation shall be deleted in its entirety and replaced with the following:

“(a)    Conversion Rate. If the Series A Preferred Stock is converted pursuant to 5(b), each share of Series A Preferred Stock shall be convertible into the number of shares of Common Stock which results from dividing the “Conversion Price” per share in effect at the time of conversion into the “Conversion Value” per share. The number of shares of Common Stock into which a share of Series A Preferred Stock is convertible is hereinafter referred to as the “Conversion Rate.” The Conversion Price per share of Series A Preferred Stock initially in effect is $11.50 and the Conversion Value per share of Series A Preferred Stock is $11.50.”

II.

The aforesaid Amendment was adopted by the Corporation’s Board of Directors on August 2, 2006, and was duly approved by the Corporation’s shareholders in accordance with the provisions of Section 14-2-1003 of the Official Code of Georgia Annotated on ________________, 2006.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on behalf of the Corporation effective as of the ___ day of _______, 2006.

Brian D. Schmitt, President and Chief Executive Officer

E-1

PART II

Information Not Required in Prospectus

Item 20. Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law grants each corporation organized thereunder the powers to indemnify any individual made party or threatened to be made party to any threatened, pending or completed action, suit or proceeding because the individual is or was a director, officer, employee or agent of the corporation, against actual and reasonable expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred with respect to an action, suit or proceeding if the individual acted in good faith, and the individual reasonably believed: (a) that the individual’s conduct was in the corporation’s best interests; (b) that the individual’s conduct was at least not opposed to the corporation’s best interests; and (c) in the case of any criminal proceeding, that the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, there will be limited or no indemnification for directors, officers, employees or agents adjudged to be liable to the corporation where such individuals are parties to any action by or in the right of the corporation.

Article Ninth of the Registrant’s Amended and Restated Certificate of Incorporation provides as follows:

NINTH: The Corporation shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The Corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The words “liabilities” and “expenses” shall include, without limitation: liabilities, losses, damages, judgments, fines, penalties, amounts paid in settlement, expenses, attorneys’ fees and costs. The indemnification provided by this Article NINTH shall not be deemed exclusive of any other rights to which any person indemnified may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Corporation may purchase and maintain insurance on behalf of any person referred to in the preceding paragraph against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article NINTH or otherwise.

For purposes of this Article NINTH, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

The provisions of this Article NINTH shall be deemed to be a contract between the Corporation and each director or officer who serves in any such capacity at any time while this Article and the relevant provisions of the General Corporation Law of the State of Delaware or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this Article shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

For purposes of this Article, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the Corporation.

Article XI of the Amended and Restated By-laws of the Registrant provides as follows:

Section 11.1 Third-Party Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including all appeals (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding; if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 11.2 Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit, including all appeals, by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys’ fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation. However, no indemnification shall be made in respect of any claim, issue, or matter as to which the person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court of common pleas or the court in which the action or suit was brought determines on application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the court of common pleas or other court shall deem proper.

Section 11.3 Rights After Successful Defense. To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Section 11.1 or 11.2, above, or in defense of any claim, issue, or matter in that action, suit, or proceeding, he or she shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the action, suit, or proceeding.

Section 11.4 Other Determination of Rights. Unless ordered by a court, any indemnification made under Section 11.1 or 11.2, above, shall be made by the Corporation only as authorized in the specific case on a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 11.1 or 11.2, above. The determination shall be made (a) by a majority vote of a quorum consisting of directors who were not and are not parties to or threatened with the action, suit, or proceeding; (b) if the described quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; (c) by the stockholders; or (d) by the court in which the action, suit, or proceeding was brought.

Section 11.5 Advances of Expenses. Expenses of each person seeking indemnification under Section 11.1 or 11.2, above, may be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the Board of Directors in the specific case, on receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the Corporation.

Section 11.6 Nonexclusiveness; Heirs. The indemnification provided by this Article shall not be deemed exclusive of, and shall be in addition to, any other rights to which those seeking indemnification may be entitled as a matter of law or under the Certificate of Incorporation, these By-Laws, any agreement, vote of stockholders, any insurance purchased by the Corporation, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person.

The effect of the foregoing provisions of the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws would be to permit such indemnification of officers and directors by the Registrant for liabilities arising under the Securities Act of 1933.

The Registrant has entered into indemnification agreements with its directors and certain executive officers to indemnify them against certain liabilities. Consistent with the provisions of the Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, under the terms of the agreements, the Registrant will indemnify its directors and executive officers to the fullest extent permitted under applicable law against all expenses, liabilities and losses incurred in connection with any legal proceeding brought against any of them by reason of their status as directors, officers, employees, agents or fiduciaries of the Registrant. The expenses, liabilities and losses which the Registrant is obligated to pay may include judgments, fines and amounts paid in settlement of such legal proceedings by its directors and executive officers so long as they acted in good faith and in a manner which they reasonably believed was in the best interests of the Registrant.

The Registrant has purchased $50 million of insurance policies which insure its directors and officers against liability which they may incur as a result of actions taken in such capacities. In addition, the Registrant maintains trust errors and omissions coverage up to a limit of $40 million.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits:

A list of the exhibits included as part of this registration statement is set forth on the list of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b) Financial Statement Schedules:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere or incorporated by reference in the registration statement.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(b) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(e) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this 22nd day of September, 2006.

PRIVATEBANCORP, INC.
By:	/s/Ralph B. Mandell
Ralph B. Mandell
Chairman, President and Chief Executive Officer

We, the undersigned directors of PrivateBancorp, Inc., and each of us, do hereby constitute and appoint each and any of Ralph B. Mandell and Dennis L. Klaeser, our true and lawful attorney-in-fact and agents, with full power of substitution and re-substitution, to do any and all acts and things in our name and on our behalf in any and all capacities and to execute any and all instruments for us in our names in any and all capacities, which attorneys-in-fact and agents may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and any other registration statements related to the offering that is the subject of this registration statement filed pursuant to Rule 462; and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
/s/Ralph B. Mandell Ralph B. Mandell	Chairman, President and Chief Executive Officer	September 22, 2006
/s/Dennis L. Klaeser Dennis L. Klaeser	Chief Financial Officer (Principal Accounting Officer)	September 22, 2006
/s/Donald L. Beal Donald L. Beal	Director	September 22, 2006
/s/William A. Castellano William A. Castellano	Director	September 22, 2006
/s/Robert F. Coleman Robert F. Coleman	Director	September 22, 2006
/s/Patrick F. Daly Patrick F. Daly	Director	September 22, 2006
/s/William A. Goldstein William A. Goldstein	Director	September 22, 2006
/s/James M. Guyette James M. Guyette	Director	September 22, 2006

S-1

Name	Title	Date
/s/Richard C. Jensen Richard C. Jensen	Director	September 22, 2006
/s/Philip M. Kayman Philip M. Kayman	Director	September 22, 2006
/s/Cheryl Mayberry McKissack Cheryl Mayberry McKissack	Director	September 22, 2006
/s/Thomas F. Meagher Thomas F. Meagher	Director	September 22, 2006
/s/William J. Podl William J. Podl	Director	September 22, 2006
/s/Edward W. Rabin Edward W. Rabin	Director	September 22, 2006
/s/William R. Rybak William R. Rybak	Director	September 22, 2006
/s/Alejandro Silva Alejandro Silva	Director	September 22, 2006
/s/John B. Williams John B. Williams	Director	September 22, 2006

S-2

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger by and between PrivateBancorp, Inc. and Piedmont Bancshares, Inc., dated as of August 2, 2006 (included as Annex A to this proxy statement/prospectus).
3.1
Certificate of amendment of the Amended and Restated Certificate of Incorporation of PrivateBancorp, Inc., as amended (filed as an exhibit to Private’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 0-75887) and incorporated herein by reference).

3.2
Amended and Restated Certificate of Incorporation of PrivateBancorp, Inc., as amended (filed as an exhibit to Private’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 0-75887) and incorporated herein by reference).

3.3
Amended and Restated By-laws of PrivateBancorp, Inc. (filed as an exhibit to Private’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 0-75887) and incorporated herein by reference).

4.1
Certain instruments defining the rights of the holders of long-term debt of PrivateBancorp, Inc. and certain of its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of PrivateBancorp, Inc. and its subsidiaries on a consolidated basis, have not been filed as exhibits. Private hereby agrees to furnish a copy of any of these agreements to the SEC upon request.

5.1	Opinion of Vedder, Price, Kaufman & Kammholz, P.C.
8.1	Tax Opinion of Vedder, Price, Kaufman & Kammholz, P.C.
15.1	Acknowledgement of Ernst & Young LLP.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of FIG Partners.
23.3	Consents of Vedder Price (included in Exhibits 5.1 and 8.1)
24.1	Power of Attorney (contained in signature page to the registration statement).
99.1	Form of proxy card.*
99.2	Form of election card.*
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*To be filed by amendment.